INFORMATION STATEMENT

African Development Bank

The African Development Bank (the “Bank” or “ADB”) intends from time to time to issue debt securities (the “Securities”) with maturities and on terms related to market conditions at the time of sale. The Securities may be sold to dealers or underwriters, who may resell the Securities in public offerings or otherwise. In addition, the Securities may be sold by the Bank directly or indirectly through agents.

The specific aggregate principal amount, status, maturity, interest rate, or interest rate formula and dates of payment of interest, purchase price to be paid to the Bank, any terms for redemption or other special terms, currency or currencies, form and denomination of Securities, information as to stock exchange listings and the names and any compensation of the dealers, underwriters or agents in connection with the sale of the Securities being offered at a particular time (“Offered Securities”) will be set forth or referred to in a prospectus, offering circular, information memorandum, supplemental information statement, or pricing supplement, together with the terms of offering of the Offered Securities.

Securities issued by the Bank are not required to be registered under the U.S. Securities Act of 1933, as amended. Accordingly, no registration statement has been filed with the U.S. Securities and Exchange Commission (the “Commission”). The Securities have not been approved or disapproved by the Commission or any state securities commission nor has the Commission or any state securities commission passed upon the accuracy or adequacy of this Information Statement. Any representation to the contrary is a criminal offence in the United States of America.

Recipients of this Information Statement should retain it for future reference, since it is intended that each prospectus, offering circular, information memorandum, or supplemental information statement or pricing supplement prepared in connection with the issuance of Offered Securities will refer to this Information Statement for a description of the Bank and its financial condition and results of operation, until a new information statement is issued.

21 September 2020

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AVAILABILITY OF INFORMATION

The Bank will provide additional copies of this Information Statement and other information with respect to the Bank, including the Agreement Establishing the African Development Bank, as amended (the “Bank Agreement”) and its annual report to the Boards of Governors, upon request. Written or telephone requests may be directed to the Bank’s address at Immeuble Siege, 6 Avenue Joseph Anoma, Plateau, 01 BP 1387, Abidjan 01, Côte d’Ivoire, Attention: The Treasurer, telephone +225-20-26-20-28, facsimile +225-20-24-21-55. This Information Statement is also available on the Bank’s website (http://www.afdb.org). The annual report and the documents and information on the Bank’s website are not intended to be incorporated by reference in this Information Statement.

In the United States, this Information Statement is to be filed with the U.S. Securities and Exchange Commission (the ‘‘SEC’’) electronically through the EDGAR system and will be available at the website address http://www.sec.gov/edgarhp.htm. The Bank has also filed unaudited quarterly financial statements with the SEC. These filings are also available electronically through the EDGAR system.

The issuance of this Information Statement or any prospectus, offering circular, information memorandum, supplemental information statement, pricing circular and the offering and sale of Securities are not a waiver by the Bank or by any of its members, Governors, Directors, Alternates, officers or employees of any of the rights, immunities, privileges or exemptions conferred upon any of them by the Bank Agreement, or by any statute, law or regulation of any member of the Bank or any political subdivision of any member, all of which are hereby expressly reserved.

The Bank uses a unit of account (the “Unit of Account” or “UA”) equivalent to the International Monetary Fund’s (IMF) Special Drawing Right (SDR) as its reporting currency. The value of the SDR, which may vary from day to day, is currently computed daily in U.S. dollars by the IMF. Except as otherwise specified, all amounts in this Information Statement and any prospectus, offering circular, information memorandum, supplemental information statement or pricing supplement are expressed in UA. Currencies have been translated into UA at the rates of exchange used by the Bank and prevailing on the last day of the period presented. In certain instances, amounts in UA have also been presented in U.S. dollars at the conversion rates set forth below. Such presentations are made solely for convenience and should not be construed as a representation that the UA actually represents, has been or could be converted into U.S. dollars at these or any other rates.

In recent years, there have been significant changes in the relative values of the U.S. dollar and the component currencies of the UA. The Bank makes no representation that would indicate that the U.S. dollar or any other currency accurately reflects the historical financial performance or present financial condition of the Bank. Exchange rates used by the Bank for converting UA into U.S. dollars are as follows:

As at 31 December

	2019	2018	2017	2016	2015
Rate of 1 UA = US$	1.38283	1.39079	1.42413	1.34433	1.38573

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LIST OF ABBREVIATIONS AND ACRONYMS

ADB or the Bank	African Development Bank
ADF	African Development Fund
ALM	Asset and Liability Management
CEAS	Cumulative Exchange Adjustment on Subscriptions
DAC	Development Assistance Committee
EDGAR	Electronic Data-Gathering, Analysis & Retrieval System
GCI-IV	Fourth General Capital Increase
GCI-V	Fifth General Capital Increase
GCI-VI	Sixth General Capital Increase
GCI-VII	Seventh General Capital Increase
GDIF	Global Debt Issuance Facility
HIPC	Heavily Indebted Poor Countries
IAS	International Accounting Standard
IFRS	International Financial Reporting Standards
IMF	International Monetary Fund
NTF	Nigeria Trust Fund
OECD	Organization for Economic Cooperation and Development
RMC	Regional Member Countries
SDR	Special Drawing Right
UA	Unit of Account

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SUMMARY INFORMATION

(All numerical data are as at 31 December 2019, except as otherwise indicated.)

General

The Bank is a regional multilateral development institution established in 1963. The Bank’s membership consists of 54 African states (the “regional member countries” or “RMCs”) and 26 non-African states (the “non-regional member countries”).

The central goal of the Bank’s activities is promoting sustainable economic growth and reducing poverty in Africa. The Bank provides financing for a broad range of development projects and programmes. In addition, it: (i) provides policy-based loans and equity investments; (ii) finances non-publicly guaranteed private sector loans; (iii) offers technical assistance for projects and programmes that provide institutional support; (iv) promotes the investment of public and private capital; and (v) responds to requests for assistance in coordinating RMC development policies and plans. The Bank also gives high priority to national and multinational projects and programmes that promote regional economic cooperation and integration. The Bank's 2013-2022 strategy (the “Ten Year Strategy”) focuses on achieving inclusive growth and assisting Africa to gradually transition to green growth. The Ten-Year Strategy is built around five core operational priorities, specifically, infrastructure development, regional integration, private sector development, governance, skills and technology. To accelerate the delivery on the Ten-Year Strategy and advance the transformation of Africa, the Bank decided in 2015 to place a sharper focus on five priority areas known as “The High 5s”. The High 5s are: Light up and Power Africa, Feed Africa, Industrialize Africa, Integrate Africa, and Improve the quality of life for the people of Africa.

The Bank’s capital stock is owned by its member countries. On 31 October 2019, at its Fifth Extraordinary Meeting, the Bank’s Board of Governors (the “Board of Governors”) adopted Resolution B/BG/EXTRA/2019/03 authorising the Seventh General Capital Increase (GCI-VII). Under the capital structure of the Bank, the share in the Bank’s overall share capital of regional member countries is 60 percent and that of non-regional member countries is 40 percent. As at 31 December 2019, the authorised capital of the Bank was UA 153,191.36 million.

Assets

Loan Portfolio – The Bank’s principal asset is its portfolio of loans. The Bank provides loans to its regional member countries and to public sector enterprises guaranteed by the governments of RMCs. The Bank also extends loans to private sector enterprises of its RMCs without government guarantee. It is the Bank’s general policy on sovereign lending that each loan to an entity other than a government should be guaranteed by the government within whose jurisdiction the financed project lies. Loans may be granted to eligible private sector entities without a government guarantee. Generally, such loans are secured by collateral. As at 31 December 2019, cumulative loans and grants signed, net of cancellations, amounted to UA 50.86 billion, UA 3.47 billion higher than 2018 while total disbursed and outstanding loans, before the accumulated provision for impairment, were UA 20.28 billion, an increase of UA 1 billion over the UA 19.28 million outstanding as at the end of 2018. Although the Bank experiences delays in payments on some of its loans, it expects that sovereign and sovereign guaranteed loans will eventually be paid, and such delays will only affect the timing of the cash flows on the loans. For the purposes of IFRS 9 the Bank presumes that the credit risk on its sovereign and non-sovereign loan has increased significantly since initial recognition when contractual payments are more than 180 days past due for sovereign loans and more than 90 days past due for non-sovereign loans.

Liquidity – The Bank holds sufficient liquid assets to secure the continuity of normal operations even in the unlikely event that it is unable to obtain additional resources from the capital markets for one year. To achieve this, the Bank computes a prudential minimum level of liquidity (PML) based on the projected net cash requirement for a rolling one-year period. The liquidity policy sets the PML as the Bank’s projected net cash requirements for a 1 year horizon and is updated quarterly and computed as the sum of four components: (1) 1-year debt service requirements; (2) 1-year projected net loan disbursements (loans disbursed less repayments) if greater than zero; (3) the loan equivalent value of signed guarantees; and (4) undisbursed equity investments. The maximum level of liquidity is determined by the Bank’s debt limits.

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Liabilities, Capital and Reserves

Liabilities – As at 31 December 2019, the Bank’s total borrowings (including subordinated debt of UA 79.33 million) amounted to UA 25,466.87 million. The Bank raises resources in a cost-effective manner across markets in order to finance programmes and projects in its regional member countries and to meet its liquidity requirements. The capital adequacy framework approved by the Bank’s Board of Directors (the “Board of Directors”) adopted the use of a single debt to usable capital ratio to monitor the Bank’s leverage. The ratio caps the Bank’s total outstanding debt at 100 percent of usable capital. Usable capital comprises the equity of the Bank and the callable capital of its non-borrowing members rated A- or better. The Bank’s usable capital as at 31 December 2019 was UA 30,235 million and its debt to usable capital ratio, a measure of the Bank’s financial leverage, was 84.23 percent.

Capital and Reserves – Subscriptions to the capital stock of the Bank are made up of initial subscriptions to the capital, a voluntary capital increase, a series of special capital increases and general increases of the Bank’s capital. On 31 October 2019, the Board of Governors approved the Seventh General Capital Increase (GCI-VII). GCI-VII increased the authorised capital stock of the Bank by 125% from UA 69,472 million to UA 153,191 million with the creation of 8,371,881 new shares. The par value of one share of the Bank’s capital is UA 10,000. The newly created 8,371,881 GCI-VII shares are composed of paid-up shares (6 percent) and callable shares (94 percent). The shares of the Bank are allocated to the regional and non-regional members such that, when fully subscribed, the regional members will hold 60 percent of the total capital stock of the Bank and the non-regional members will hold the balance of 40 percent.

As at 31 December 2019, of the Bank’s total subscribed capital of UA 66,146.32 million, an amount of UA 4,950.44 million (7.5 percent) represented the paid-up portion and UA 61,195.88 million (92.5 percent) was callable. The portion of paid-up capital for which the Bank has received payment, referred to as paid-in capital, amounted to UA 4,725.17 million as at 31 December 2019.

As at 31 December 2019, the callable capital of the Bank’s 26 non-regional member countries was UA 25,940.04 million, which represented 101.86 percent of the Bank’s total outstanding borrowings as at 31 December 2019. As at 31 December 2019, the callable capital of the Bank’s 20 industrialised member countries that are also members of the Development Assistance Committee (“DAC”) of the Organisation for Economic Cooperation and Development (“OECD” Austria, Belgium, Canada, Denmark, Finland, France, Germany, Italy, Japan, Korea, Luxembourg, the Netherlands, Norway, Portugal, Spain, Sweden, Switzerland, Turkey, the United Kingdom and the United States) was UA 24,388.87 million, representing 95.77 percent of the Bank’s total outstanding borrowings as at 31 December 2019.

Under the Bank Agreement, the total amount outstanding in respect of the ordinary operations of the Bank (consisting of approved loans less cancellations and repayments, plus equity participations) shall not at any time exceed the total amount of its unimpaired subscribed capital, reserves, and surplus. Such total amount outstanding as at 31 December 2019 was UA 29,282.70 million and such total capital (net of the Cumulative Exchange Adjustment on Subscriptions (“CEAS”), reserves and surplus) was UA 68,795.11 million, resulting in a ratio of 42.6 percent. The ratio of disbursed and outstanding loans (including irrevocable commitments to pay undisbursed amounts) to equity was 275 percent. The Bank’s total equity (paid-in capital and reserves net of CEAS) also referred to as risk capital, amounted to UA 7,373.96 million. The risk capital utilization rate, which measures the amount of capital consumed by the Bank's activities, was 86.1 percent.

Profitability

Although profit maximisation is not a primary objective, the Bank has earned a profit in every year since it began operations in 1966, except in 2015. For 2019, income before transfers approved by the Board of Governors amounted to UA 126.17 million. The Bank does not distribute dividends to its shareholders. Under the Bank Agreement, reserves have first claim on net income. After a determination has been made regarding the amount to be retained in reserves, any remaining amount is allocated to: (i) fulfil commitments or conditional undertakings approved by the Board of Governors; (ii) a surplus account; and/or (iii) distributed to key initiatives.

Accounting Standards

The financial statements of the Bank are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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Risk Management and Internal Control

The Bank seeks to minimise its exposure to risks that are not essential to its core business of providing development finance and related assistance. Accordingly, the Bank’s risk management policies, guidelines and practices are designed to reduce exposure to interest rate, currency, liquidity, counterparty, legal and other operational risks while maximising the Bank’s capacity to assume credit risks to public and private sector clients, within its approved risk limits. The Bank’s risk management policies and practices are included in the notes to the financial statements.

Following the approval by the Board of Directors in 2004, the Bank established an Internal Control Unit (ICU) to implement, among other duties, the Committee of Sponsoring Organizations (COSO) control framework to regularly evaluate the effectiveness of its internal controls in all significant business operations. Management and the External Auditors issue an annual attestation on the effectiveness of the Bank’s internal controls over financial reporting as part of the annual audit process. The attestations at the end of 2019 are included elsewhere in this document.

The above information is qualified by the detailed information and financial statements appearing elsewhere in this Information Statement.

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SUMMARY OF SELECTED FINANCIAL DATA

(Amounts expressed in millions of UA)

	Years Ended 31 December
	2019	2018	2017	2016(*)
Cash, Investments	12,455.42	12,542.54	12,694.16	11,896.86
Approved Loans less Cancellations:
Disbursed and outstanding	20,276.13	19,283.49	17,818.25	15,348.45
Undisbursed (1)	8,005.25	6,957.62	7,180.55	6,804.44
Outstanding Borrowings:
Total	25,466.87	23,989.86	23,175.69	20,644.15
Senior	25,387.54	22,769.71	22,954.93	20,414.08
Subordinated	79.33	220.15	220.76	230.07
Authorised Capital	153,191.36	66,975.05	66,975.05	66,975.05
Subscribed Capital and Reserves:
Paid-up capital	4,950.44	4,956.92	4,980.43	4,897.39
Callable capital	61,195.88	60,150.99	60,517.53	60,588.78
Total callable - non-regional members	25,940.04	24,731.33	24,714.41	24,691.39
Total callable - members of the DAC of the OECD	24,388.87	23,218.99	23,202.07	22,945.23
Total Reserves	2,797.24	2,806.65	2,982.05	2,746.84
Cash and Investments as a Percentage of
Undisbursed portion of approved loans	155.59%	180.27%	176.79%	174.84%
Outstanding borrowings	48.91%	52.28%	54.77%	57.63%
Disbursed and Outstanding Loans as a Percentage of
Subscribed Capital plus Reserves(2)(3)	29.47%	28.46%	26.08%	22.49%
Total Outstanding Borrowings as a Percentage of
Total callable capital	41.62%	39.88%	38.30%	34.07%
Callable capital of non-borrowing members	98.18%	97.00%	93.77%	83.61%
Callable capital of DAC members of OECD	104.42%	103.32%	99.89%	89.97%
Senior Debt as a Percentage of
Total callable capital	41.49%	39.52%	37.93%	33.69%
Callable capital of non-borrowing members	97.87%	96.11%	92.88%	82.68%
Callable capital of DAC members of OECD	104.09%	98.07%	98.93%	88.97%
Total Outstanding Borrowings as a Percentage of
Usable Capital(4)	84.23%	83.14%	80.64%	73.15%
Total Reserves as a Percentage of
Disbursed and outstanding loans(3)	13.80%	14.55%	16.74%	17.90%
Total outstanding borrowings	10.98%	11.70%	12.87%	13.31%
Income before transfers approved by the Board of Governors	126.17	124.68	258.43	120.07
Weighted Average Interest Rate on:
Disbursed and Outstanding Loans for the Year	3.29%	3.22%	2.77%	2.60%
Weighted Average Cost of:
Debt contracted during the year	1.44%	1.93%	0.92%	0.83%
Outstanding borrowings(5)	2.02%	1.89%	1.30%	0.95%
Average Life of Outstanding Borrowings (Years)	4.01	4.01	4.01	4.5
Interest coverage ratio(6) (1.25x)(7)	1.27X	1.29x	1.94x	1.68x
Risk Capital Utilization Rate (RCUR)(8)	86.1%	75.7%	77.4%	75.3%

(*) Certain reclassifications of prior year’s amounts have been made to conform to the presentation in the current year. These reclassifications did not affect prior year’s reported result.

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(1)       Excludes loans approved but unsigned

(2)       Subscribed capital is net of the Cumulative Exchange Adjustment on Subscriptions

(3)       Net of the Special Reserve. Disbursed and outstanding loans include irrevocable reimbursement guarantees

(4)	The Bank’s policy limits the debt to usable capital ratio to 100 percent. The usable capital is defined as the sum of paid in capital, reserves and callable capital from non-borrowing countries rated A- or better

(5)        The weighted average cost on borrowings excludes the mark-to-market (“MTM”) impact

(6)        Operating income plus interest expense, divided by interest expense

(7)       Indicates the Bank’s target ratio

(8)       The Bank’s policy limits the RCUR to 100 percent

The above information should be read in conjunction with the notes to the financial statements for the respective period and is qualified by the detailed information and financial statements appearing elsewhere in this Information Statement.

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THE BANK

The Bank is a regional multilateral development institution with membership comprising 54 African states and 26 non-African states from the Americas, Asia, and Europe (the “regional members” and “non- regional members”, respectively). The Bank was established in 1963 and operates under the Bank Agreement signed in Khartoum, Sudan, on 4 August 1963. The Bank began operations in 1966 with 29 regional members. The Bank Agreement was amended on 7 May 1982 to permit non-regional countries to be admitted as members. A list of the members as at 31 December 2019 showing each member’s voting power and the amount of its subscription to the Bank’s capital stock is provided in Note M to the financial statements included herein. In conformity with the finding of the United Nations’ General Assembly, the membership of the former Yugoslavia was formally suspended by the Board of Directors (see Note M to the financial statements included herein).

On 30 May 2013, the Board of Governors approved a roadmap for an orderly and phased return of the Bank to Abidjan, Côte d’Ivoire in 2014. As a result, the Bank returned to its statutory Headquarters in Abidjan in 2014, after over 11 years of operating from the Temporary Relocation Agency in Tunisia.

The central goal of the Bank’s activities is promoting sustainable economic growth and reducing poverty in Africa. The Bank provides financing for a broad range of development projects and programmes. In addition, it: (i) provides policy-based loans and equity investments; (ii) finances non-publicly guaranteed private sector loans; (iii) offers technical assistance for projects and programmes that provide institutional support; (iv) promotes the investment of public and private capital; and (v) responds to requests for assistance in coordinating RMC development policies and plans. The Bank also gives high priority to national and multinational projects and programmes that promote regional economic cooperation and integration. The Bank's 2013-2022 strategy (the “Ten-Year Strategy”) focuses on achieving inclusive growth and assisting Africa to gradually transition to green growth. The Bank is responding to the challenge of supporting inclusive growth and the transition to green growth by scaling up investment and implementation of the Ten Year Strategy by focusing on five priority areas, referred to as the “High 5s”. The High 5s are to “Light up and power Africa”; “Feed Africa”; “Industrialize Africa”; “Integrate Africa” and “Improve the quality of life for the people of Africa”.

The Bank’s ordinary operations are financed from its ordinary capital resources. The ordinary capital resources include subscribed capital stock, borrowings by the Bank, loan repayments, income from loans, equity investments and guarantees and other funds and income received by the Bank in its ordinary operations. The capital stock of the Bank is divided into paid-up capital and callable capital. The Bank's paid-up capital is the amount of capital payable over a period specified in the Board of Governors' resolution approving the relevant capital increase. The callable capital is subject to call only as and when required by the Bank, to meet obligations incurred on funds borrowed or loans guaranteed.

In addition to its ordinary operations, the Bank administers the African Development Fund (the “ADF”), which provides loan financing on concessionary terms to RMCs that are in the greatest need of such financing. The ADF is legally and financially separate from the Bank, and the Bank is not liable for any obligations of the ADF. The Bank also administers, under separate agreements and arrangements, the Nigeria Trust Fund (the “NTF”) and several other special and trust funds. The resources of these special and trust funds are held, committed and otherwise disposed of entirely separately from the Bank’s ordinary capital resources (see Note U-3 and U-4 to the Financial Statements included herein).

MEMBERSHIP OF CERTAIN COUNTRIES

Information with respect to the membership and total subscription of certain member countries, including the United States, Japan, France, Germany, Switzerland and the United Kingdom, is included on the inside back cover in copies of this Information Statement circulated in such respective countries.

GOVERNMENTAL APPROVAL OF BORROWINGS

As required by the Bank Agreement, offerings of Securities will only be made in the currency or markets of a member country after the government of such member has consented to the raising of funds by the Bank and the issuance of Securities in such currency or markets and has agreed that the proceeds from the sale of securities may be exchanged for the currency of any other country without restriction.

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CAPITALISATION

General

The following table sets forth the outstanding borrowings, capital stock and reserves and net income of the Bank as at 31 December 2019:

In UA million
Outstanding Borrowings(1)
Debt Payable in:
U.S. Dollar	12,738.50
Euro	4,614.95
Japanese Yen	1,701.64
Other currencies	6,414.11
Total debt (*)	25,469.20
Net unamortized premium/(discount)	(2.33)
Total Borrowings	25,466.87
Of which : Total Senior Debt (*)	25,387.54
Total Subordinated Debt (*)	79.33

Capital Stock and Reserves(2)
Authorised capital	153,191.36
Unsubscribed capital	87,045.04
Subscribed capital	66,146.32
Less: Callable capital	(61,195.88)
Paid-up capital	4,950.44
Shares to be issued upon payment of future instalment	(225.65)
Amount paid in advance	0.377
Amount in arrears	-
Cumulative Exchange Adjustment on Subscriptions (CEAS)	(148.45)
Capital net of CEAS	4,576.72
Reserves and Net Income for the Year	2,797.24

Total Capital and Reserves	7,373.96

(1)	For a description of the Bank’s borrowing policies and the currency distributions and other details with respect to borrowings, as well as the effects of currency and interest rate swaps undertaken by the Bank on the currency composition and weighted average interest cost of the Bank’s payment obligations, see “Borrowings” and Note M to the financial statements included herein.

(2)	For a more complete description of subscriptions to the capital stock and voting power, see Note N to the financial statements included herein. For a more complete description of Reserves, see Note N to the financial statements included herein.

(*) Figures are for Principal amount at face value

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Authorised Capital

The Bank’s original authorised capital stock of UA 250 million has been increased in line with the provisions of the Bank Agreement, which provides that the authorised capital stock may be increased as and when the Board of Governors deems it advisable. The authorised capital stock of the Bank has undergone several increases recently. Three special capital increases were approved in 2008 (Resolution B/BG/2008/07), 2009 (Resolution B/BG/2009/05) and 2012 (Resolution B/BG/2012/04) to enable membership and subscription of shares by the Republic of Turkey, the Grand Duchy of Luxembourg and the Republic of South Sudan, respectively.

In 2009, Canada and Korea responded favourably to the Bank’s need for expanded financial capacity pending decisions on a sixth General Capital Increase (GCI-VI) of the Bank by a temporary increase of their callable capital with no attached voting rights. The special capital increase, adopted by Board of Governors Resolution B/BG/2010/02, brought the authorised capital of the Bank to UA 23,947 million. The Resolution provided for the retirement and cancellation of the temporary callable capital subscribed by Canada (UA 1.63 billion) and the Republic of Korea (UA 0.19 billion) upon the effectiveness of their respective subscriptions to a general capital increase and pursuant to authorization by the Board of Governors.

GCI-VI was approved by the Board of Governors’ Resolution B/BG/2010/08, raising the authorised capital of the Bank from UA 23,947 million to UA 67,687 million, representing a 200 percent increase of the Bank’s authorised capital (excluding Canada and Korea’s temporary callable capital and special capital increases for Turkey and Luxembourg) with a paid-up capital of 6 percent. The shares created under GCI-VI were allocated to regional and non-regional members in such proportions that when fully subscribed, the regional members would hold 60 percent of the total voting power and the non-regional members would hold 40 percent of the total voting power. Pursuant to due authorisation by resolutions of the Board of Governors, the temporary callable shares of Canada and Korea were cancelled in 2011 and 2012, respectively.

In 2019, the Board of Directors endorsed proposals made by Canada and Sweden to subscribe, temporarily, to additional non-voting callable capital of the Bank in the amounts of UA 800 million and UA 357 million, respectively. The proposals were adopted by the Board of Governors on 12 June 2019 and 31 October 2019 and accordingly, the authorized capital stock of the Bank increased. These non-voting callable shares are to be absorbed by the subscriptions of Canada and Sweden to the shares created under GCI-VII when they become effective.

By resolution B/BG/2019/04 adopted on 12 June 2019, the Board of Governors authorized a capital increase of UA 1.34 billion through the creation of 134,050 new shares to allow Ireland to become a member of the Bank. The membership of Ireland1 shall become effective upon completion of the formalities specified in the Bank Agreement and in the General Rules Governing Admission of Non-Regional Countries to Membership of the Bank.

On 31 October 2019, the Board of Governors approved GCI-VII, representing a 125 percent increase of the capital resources of the Bank. Consequently, GCI-VII increased the authorized capital stock of the Bank from UA 69,472 million2 to UA 153,191 million with the creation of 8,371,881 new shares. The new shares are allocated to the regional and non-regional groups in such proportions that, when fully subscribed, the regional member countries shall hold 60 percent of the total capital stock of the Bank, whilst the non-regional member countries shall hold 40 percent. The new capital stock of the Bank is divided into paid-up and callable shares in the proportion of 6 percent and 94 percent respectively.

As at 31 December 2019, the authorised capital stock of the Bank was UA 153,191.36 million.

Subscribed Capital

Member countries subscribe to the capital of the Bank by depositing an instrument of subscription. The subscription is deemed effective when the member country pays the first instalment of the paid-up capital. The shares representing the paid-up portion are issued when the Bank receives the actual payments for such shares, while the entire callable shares are issued upon the payment of the first instalment of the paid-up capital.

1 Ireland has completed its membership process and became the 81st member of the Bank (27th non-regional member) on 24 April 2020.

2 The amount of UA 69,472,550,000 includes: (i) the special capital increase of UA 1,340,500,000, authorized under Resolution B/BG/2019/04 to permit the membership of Ireland. Of that amount, UA 536,200,000 were to be subscribed by Ireland and the remaining UA 804,300,000 by regional members. (ii) the temporary increase in non-voting callable capital (UA 800,000,000) allocated to the Government of Canada under Resolution B/BG/2019/09 and (iii) the temporary increase in non-voting callable capital (UA 375,000,000) allocated to the Kingdom of Sweden pursuant to Resolution B/BG/EXTRA/2019/01.

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As at 31 December 2019, the total subscribed capital of the Bank amounted to UA 66,146.32 million of which, an amount of UA 4,950.44 million (7.5 percent) was paid-up capital and UA 61,195.88 million (92.5 percent) was callable capital.

The Bank Agreement provides that shares of capital stock are to be issued at par value (UA 10,000 per share), unless the Board of Governors decides by a majority vote to issue them on other terms. The liability of the members is limited to the unpaid portion of the issue price of the shares. Shares are transferable only to the Bank.

Callable Capital

As at 31 December 2019, the Bank’s total callable capital was UA 61,195.88 million. Of this amount, UA 25,940.04 million represented the callable capital of the Bank’s non-regional member countries. The callable capital of the 20 Bank members, who are also members of the DAC of the OECD (Austria, Belgium, Canada, Denmark, Finland, France, Germany, Italy, Japan, Korea, Luxembourg, Netherlands, Norway, Portugal, Spain, Sweden, Switzerland, Turkey, United Kingdom and the United States), was UA 24,388.87 million.

Callable capital is that portion of the subscribed capital stock subject to call only as and when required by the Bank to meet its obligations on borrowings of funds for inclusion in its ordinary capital resources or guarantees chargeable to such resources. In the event of a call, payment must be made by the member countries concerned in gold, convertible currency or in the currency required to discharge the obligation of the Bank for which the call was made.

Calls on the callable capital are required to be uniform in percentage on all shares of capital stock, but obligations of the members to make payment upon such calls are independent of each other. The failure of one or more members to make payments on any such call would not excuse any other member from its obligation to make payment. Further calls can be made on non-defaulting members if necessary to meet the Bank’s obligations. However, no member could be required to pay more than the unpaid balance of its ordinary capital subscription. No call has ever been made on the callable capital of the Bank.

Paid-up Capital

As at 31 December 2019, the total paid-up capital stock of the Bank amounted to UA 4,950.44 million.

The Board of Governors determines the modes of payment for paid-up capital stock as well as the period over which payment is to be made. Prior to May 1981, all payments in respect of the paid-up capital were required to be made in convertible currencies. However, with respect to subscriptions under the capital increases authorised in May 1979 (but effective December 1982) and in May 1981, regional members had the following two options for making their payments: (i) five equal annual instalments, of which at least 50 percent is payable in convertible currency and the remainder in local currency; or (ii) five equal annual instalments, of which 20 percent is payable in convertible currency and 80 percent in non-negotiable, non-interest bearing notes. Such notes were payable solely in convertible currency in ten equal annual instalments, commencing on the fifth anniversary of the first subscription payment date. Non-regional members were required to make their payments solely in convertible currencies.

For GCI-IV, regional members were required to make payment for their subscriptions as follows: (i) 50 percent in five equal annual instalments in cash in freely convertible currencies; and (ii) 50 percent by the deposit of five non-negotiable, non-interest-bearing notes of equal value denominated in UA and payable between the sixth and tenth year of subscription in convertible currencies according to a specific schedule. For non-regional members, payments were to be made in five equal annual instalments in their national currencies, if such currencies were freely convertible, or in notes denominated in convertible currencies and payable on demand.

For GCI-V, the paid-up portion of the shares was payable in eight equal and consecutive annual instalments, in convertible currencies.

For GCI-VI, the paid-up portion of the shares was payable in twelve equal and consecutive annual instalments for those members eligible to receive financing exclusively from the ADF, and in eight equal and consecutive annual instalments by all other members. Payments were only made in convertible currencies. Shares representing the paid-up portion of subscriptions were only issued when the Bank received actual payments for such shares.

For GCI-VII, the paid-up portion of the subscription is payable in eight equal annual instalments for

12

member countries not eligible to borrow from the ADF, and in twelve equal annual instalments for member countries eligible to borrow from the ADF. Some member countries have elected to pay their subscription in fewer instalments, opting for the advance payment scheme, and have received a commensurate discount on their GCI-VII subscription.

The paid-in capital is the portion of the paid-up capital that has actually been received. As at 31 December 2019, the total paid-in capital of the Bank was UA 4,725.17 million made up of: (1) UA 4,610.00 million paid in convertible currencies; and (2) UA 115.17 million paid in local currencies.

For a more complete description of subscriptions to capital stock, including amounts due but unpaid, and voting power of members, see Note N to the financial statements.

Cumulative Exchange Adjustment on Subscriptions

As at 31 December 2019, the Cumulative Exchange Adjustment on Subscriptions (‘‘CEAS’’) representing the translation difference on subscriptions was a negative UA 148.45 million. It should be noted that prior to GCI-IV, payments on the share capital subscribed by the non-regional member countries were fixed in terms of their national currencies. Furthermore, payments by regional and non-regional members in US dollars were fixed at an exchange rate of 1 UA= US$ 1.20635 (GCI-IV and GCI-V), and, at a fixed exchange rate of 1 UA = 1.30777 for Euro. Fixed exchange rates were also offered for the Special Drawing Right (SDR) basket currency under GCI-VI and GCI-VII. As a result, losses and gains could arise from converting these currencies to UA when received. Such conversion differences are reported in the CEAS account.

Non-Borrowing Members

The following table sets forth the callable portion of the capital subscription and the total capital subscription of non-borrowing members as at 31 December 2019(1).

(Expressed in UA million)

Country	Callable capital	Total capital subscription
Argentina	52.36	58.47
Austria*	270.66	292.08
Belgium*	389.18	491.98
Brazil	200.94	217.91
Canada*	3,118.14	3,301.53
China	734.93	791.59
Denmark*	710.38	766.27
Finland*	296.31	319.76
France*	2,276.56	2,456.72
Germany*	2,520.76	2,719.92
India	174.84	187.96
Italy*	1,471.17	1,587.54
Japan*	3,329.18	3,592.65
Korea*	292.06	314.59
Kuwait	270.66	292.08
Luxembourg*	127.13	133.16
Netherlands*	535.90	577.44
Norway*	714.60	770.67
Portugal*	145.74	157.36
Saudi Arabia	117.44	126.74
Spain*	643.44	693.07
Sweden*	1,309.92	1,384.87
Switzerland*	888.95	959.30
Turkey*	243.89	254.24
United Kingdom*	1,088.68	1,173.75
United States of America*	4,016.22	4,334.44
Total	25,940.04	27,884.09

(1) See Note M to the financial statements included herein for a more complete description of the capital subscriptions of all members of the Bank as at 31 December 2019. As a 31 December 2019, the 26 members listed above held 41.22 percent of the total voting powers of the Bank.

* Member of the DAC of the OECD.

13

Maintenance of Currency Values

Pursuant to the Bank Agreement, each member is required to pay to the Bank any additional amount of its national currency necessary to maintain the value of all such national currency paid to the Bank on account of its subscription whenever the par value of the member’s currency in terms of the UA or its foreign exchange value has, in the opinion of the Bank, depreciated to a significant extent. In the event of an increase in such par value or such foreign exchange value, the Bank is required, pursuant to the Bank Agreement, to pay to the member an amount of its currency necessary to adjust in a similar way the value of all such national currency held by the Bank on account of its subscription.

It was decided in 1979 by the Board of Governors that the application of the maintenance of value would be suspended until such time as the Board of Directors determines that the SDR is being definitively applied as the unit of value applicable to members’ subscriptions in the International Bank for Reconstruction and Development (the “World Bank”) for purposes of the maintenance of value provisions of its Articles of Agreement. In October 1986, the World Bank decided that the capital stock of the World Bank would be valued in terms of the SDR, at the rate at which the SDR was valued in terms of U.S. dollars immediately before the introduction of the basket method of valuing the SDR on 1 July 1974. This value was 1 SDR=$1.20635.

Voting Rights

Each member country has 625 votes and, in addition, one vote for each share of the capital stock of the Bank held by that member. In effect, a member country is allowed to exercise: (1) the votes attributed to the portion of the paid-up shares which have been issued to such member; and (2) the votes attributable to the entire callable capital portion of the stock subscribed when the subscription of such member is deemed effective.

In the event of any delay or default in payment of the paid-up capital, the member's right to vote the corresponding callable shares will be suspended until the payment is received by the Bank.

Reserves

Reserves consist of retained earnings, fair value gains/losses on investments designated at fair value through other comprehensive income, gains/losses on fair-valued borrowings arising from “own credit”, and remeasurements of defined benefit liability. Retained earnings include the net income for the period, after taking into account transfers approved by the Board of Governors, and net charges recognized directly in equity. Retained earnings also include the transition adjustments resulting from the adoption of new or revised financial reporting standards, where applicable. Income before transfers approved by the Board of Governors for the year ended 31 December 2019 amounted to UA 126.17 million.

14

SUMMARY STATEMENT OF INCOME AND EXPENSES

The following summary of income and expenses relating to the ordinary capital resources of the Bank for the years ended 31 December 2019, 2018, 2017 and 2016 has been derived from the audited financial statements of the Bank for the respective years. The summary should be read in conjunction with the audited financial statements and related notes.

(Expressed in UA million)
Years ended 31 December	2019	2018	2017	2016(*)
OPERATIONAL INCOME & EXPENSES
Income from:
Loans	650.20	596.89	459.29	369.19
Investments and related derivatives	263.20	240.07	195.04	155.71
Equity investments (Dividends)	7.10	10.57	9.28	7.34
Other debt securities	-	0.04	2.15	3.78
Total income from loans and investments	920.50	847.57	665.76	536.02

Gain/(loss) on sale of investment at amortized cost	-	-	2.29	27.45

Borrowing expenses
Interest and amortised issuance costs	(524.06)	(489.95)	(428.92)	(373.05)
Net interest on borrowing-related derivatives	47.95	56.88	154.02	196.26
Unrealised gain/(loss) on fair-valued borrowings and related derivatives	(7.15)	(35.14)	48.13	(68.04)

Provision for impairment on loan principal and charges receivables	(112.88)	(76.84)	(16.97)	(67.81)
Provision for impairment on equity investments	0.40	0.39	(0.02)	0.16
Provision for impairment on investments	0.02	(0.04)
Provision for impairment on financial guarantee	(0.85)	0.34
Translation gains/(losses)	8.13	6.41	(1.45)	1.00
Other income/(loss)	9.50	6.90	3.61	9.51
Net operational income	341.56	316.53	426.46	261.49

OTHER EXPENSES
Total Bank Group administrative expenses (**)	414.34	402.16	376.81	342.26
Share of expenses allocated to ADF and NTF	(235.00)	(236.45)	(229.04)	(212.20)
Net administrative expenses	179.34	165.71	147.77	130.06
Depreciation - Property, equipment and intangible assets	27.62	17.93	15.22	10.04
Sundry expenses/(income)	8.43	8.21	5.04	1.32
Total other expenses	215.39	191.85	168.03	141.42
Income before transfers approved by the Board of Governors	126.17	124.68	258.43	120.07
Transfers of income approved by the Board of Governors	(74.00)	(83.00)	(82.00)	(95.00)
NET (LOSS)/INCOME	52.17	41.68	176.43	25.07

The notes accompanying the financial statements form part of this Statement

Amounts may not add up exactly due to rounding

(*) Certain reclassifications of prior year’s amounts have been made to conform to the presentation in the current year. These reclassifications did not affect prior year’s reported result.

(**) The Bank Group is composed of three entities: the African Development Bank, the African Development Fund and the Nigeria Trust Fund

15

OPERATIONS OF THE BANK

Lending Operations

The Bank is authorised under the Bank Agreement to make, participate in or guarantee loans to governments of its regional member countries, their agencies and political subdivisions, and to public and private enterprises operating within such countries, as well as to international or regional entities concerned with economic development in the region. It is the general policy of the Bank that all loans be made to or guaranteed by national governments, central banks or other governmental entities engaging the full faith and credit of such governments. The Bank, however, has adopted a strategy and policies for the promotion of the private sector in RMCs under which loans, equity and equity-linked products, such as subordinated loans, may be granted to eligible private sector entities without a government guarantee. Such loans are generally secured by collateral.

Under the Bank Agreement, the total amount outstanding in respect of the ordinary operations of the Bank (comprised of approved loans less cancellations and repayments, plus equity participations) may not at any time exceed the total amount of its unimpaired subscribed capital, reserves and surplus included in its ordinary capital resources. As at 31 December 2019, such total outstanding amount was UA 29,282.70 million, 8.1 percent higher than in 2018.

In evaluating projects, the Bank considers a wide variety of factors, including the economic, technical and financial feasibility of the project, the effect on the general development activity of the country concerned, the contribution to the removal of impediments to economic development, the capacity of the borrowing country to service additional external debt, and the effect on the balance of payments. Other factors include the effect of new technologies on productivity, and the effect of the project on employment opportunities and the environment. In addition, the Bank considers the ability of the borrower to obtain financing elsewhere on terms and conditions that the Bank considers reasonable. One of the principal functions of the Bank is to direct resources to projects that form part of a national or regional development programme, and which benefit two or more regional member countries, particularly projects designed to stimulate intra-African trade and economic development.

It is the policy of the Board of Directors to consider loans and other financial products only on the basis of written reports prepared by staff of the Bank. These reports set forth detailed information regarding the technical feasibility and economic merits of the project to be financed and relevant financial and legal matters, as well as the economic situation of the country in which the project is located. The process of identifying and appraising a project and of approving and disbursing a project loan often extends over several years. The average time to prepare a project from the project concept note stage to Board of Directors’ approval ranges from approximately six to twelve months depending on the complexity of the project. The appraisal of projects is carried out by the Bank’s staff, in some cases with the help of external consultants. Loans do not become effective until certain legal requirements are fulfilled by the borrower. The Bank generally requires that borrowers seek competitive bids from potential suppliers, that engineering plans and specifications are drawn up independently of suppliers or manufacturers and, if appropriate, that independent consultants be retained by borrowers. The Bank supervises the disbursements of its loans to ensure that the proceeds are applied only for project expenditures as incurred and are used by the borrower only for the procurement of goods and services required for the project being financed. In order to monitor the effective implementation of projects being financed, the Bank maintains a continuous relationship with the borrower after a loan is made.

The Bank’s policy of loan administration and project supervision involves field missions, where necessary, and the submission of progress reports on a regular basis. Subsequent to physical completion, the project is evaluated to determine the extent to which productivity and other goals, such as envisaged contribution towards economic growth and development outcomes, were met. Since loan disbursements are made against project expenditures, the disbursement period frequently extends over five to seven years.

Loans are disbursed in four ways: (1) by reimbursement to borrowers, (2) by direct payment to suppliers for expenses incurred in connection with approved projects, (3) by advances to borrowers of up to 10 percent of a given loan commitment to be accounted for by the borrower, or (4) by the issuance of irrevocable commitments to commercial banks backing their letters of credit to suppliers for shipment of specified goods to borrowers.

Since 1987, the Bank’s lending operations have included non-project lending in the form of sector investment and rehabilitation and structural adjustment lending. The Bank’s participation in such non-project lending has generally been in conjunction with other development organisations, including the World Bank.

16

In 2016, the Bank launched the Industrialization Strategy for Africa 2016–2025 to succeed the Private Sector Development Strategy approved in 2013 for the period 2013-2017. Led by the Private Sector, Infrastructure and Industrialization Complex, the strategy aims to increase the capacity of African firms to compete with imported products in local markets; boost regional trade; support development and expansion of small and medium enterprises and industry clusters. The strategy will pursue six flagship programmes aimed at fostering industrial policies, catalyzing funding in infrastructure and promoting private sector development. They include programmes to: catalyze funding in infrastructure and industry projects; expand liquid and effective capital markets; promote and drive enterprise development; promote strategic partnerships; develop efficient industry clusters; and foster successful industrial policies.

Total Bank approvals for the private sector in 2019 amounted to UA 1,537.92 million – a decrease of 6.2 percent from the UA 1,640.04 billion private sector-financed operations in 2018. The 2019 approvals comprised loans and grants, equity participation and guarantees amounting to UA 5,092.45 million in total.

Following the approval by the Board of Directors on 13 May 2014 of a proposal to allow eligible ADF-only countries access to the Bank’s sovereign window, several low-income African countries can now secure non-concessionary resources from the Bank for financing viable projects. The new approach allows the Bank to respond proactively to the improved economic conditions in RMCs over the past decade and underscores the African Development Bank Group (the “Bank Group”)’s recognition of the strong economic progress of African countries during the last decade, and its mandate to help to sustain inclusive growth in countries.

Detailed information on loans approved by the Bank as at 31 December 2019 (excluding fully repaid loans and cancelled loans) are set forth in Note D and Note I to the financial statements included herein.

Approvals and Disbursements

In 2019, the Bank loan disbursements (excluding equity participation and special funds), amounted to UA 2,350.76 million. Total approvals by the Bank amounted to UA 4,977.69million in 2019; a 2.7 percent decrease compared to 2018 approvals of UA 5,115.56- million.

Currency composition of loans

The following table sets forth the Bank’s disbursed and outstanding loans by currency as at 31 December 2019 and 2018:

Disbursed and Outstanding Loans by Currency

(Amounts expressed in UA million)

	2019		2018
	Amount	%	Amount	%
Euro	8,464.43	41.75	7,616.00	39.49
Japanese Yen	125.41	0.62	150.12	0.78
Pound Sterling	1.05	0.01	1.30	0.01
South African Rand	1,711.38	8.44	1,685.68	8.74
Swiss Franc	3.28	0.02	3.23	0.02
US Dollar	9,946.55	49.06	9,790.21	50.77
Others	24.03	0.12	36.94	0.19
Total	20,276.13	100.00	19,283.48	100.00
17

Overdue and Non-Performing Loans

At each reporting date, the Bank assesses whether there has been a significant increase in credit risk for exposures since initial recognition by comparing the risk of a default occurring over the remaining expected life from the reporting date and the date of initial recognition.

In line with expected credit loss (ECL) principles, Non-Performing Loans are categorized as credit impaired when events that have a detrimental impact on the estimated future cash flows of that financial instrument have occurred after its initial recognition. For impairment purposes, the Bank recognizes lifetime ECL for all non-performing financial assets, as a specific provision. Evidence of impairment includes indications that the borrower is experiencing significant financial difficulties, or a default or delinquency has occurred. A default occurs when either or both of the following happens:

-	The Bank determines that the obligor is unlikely to pay its credit obligations in full, without recourse by the Bank to actions such as realizing security; or
-	The obligor is past due by more than 180 days for sovereign loans and more than 90 days for non-sovereign loans.

Interest revenue is calculated by applying the effective interest rate to the amortized cost (net of the applicable impairment loss provision) for non-performing financial assets. For performing assets, interest revenue is recognized on the gross carrying amount.

A financial asset is no longer considered as impaired when all past due amounts, including interest, have been recovered, and it is determined that the principal and interest are fully collectible in accordance with the original contractual terms or revised market terms of the financial instrument with all criteria for the impaired classification having been remedied.

The Bank has never written off any of its sovereign guaranteed outstanding loans. In line with the status of the Bank and its relationship with its borrowers and guarantors, the Bank expects that each of these loans will ultimately be repaid and, accordingly, has no expectation of writing off outstanding loans in the future. The Bank maintains a continuous dialogue with its borrowers as part of its efforts to ensure prompt payment on all of its loans

Loan Terms

Loans are stated at their principal amounts outstanding less any allowance for impairment. Except for private sector development loans, all of the Bank’s loans are made to, or guaranteed by, regional member countries. Amounts disbursed on loans are repayable in the currency or currencies disbursed by the Bank or in other freely convertible currency or currencies approved by the Bank. The amount repayable in each of these currencies shall be equal to the amount disbursed in the original currency. Loans are granted for a maximum period of 25 years, including a grace period not exceeding 8 years, which is typically the period of project implementation.

The following table sets forth the maturity structure of disbursed and outstanding loans as at 31 December 2019 and 2018:

Maturity Structure of Loans as at 31 December 2019 and 2018

(Amounts expressed in UA million)

Periods	2019	2018
One year or less	2,480.41	1,603.73
More than one year but less than two years	1,802.09	1,967.31
More than two years but less than three years	1,648.88	1,746.02
More than three years but less than four years	1,606.15	1,591.63
More than four years but less than five years	1,554.30	1,545.77
More than five years	11,184.31	10,829.02
Total	20,276.13	19,283.48

18

Borrowing Policies

The Board of Directors has authorised the issuance of two classes of debt, senior debt and subordinated debt. All debt of the Bank is senior debt unless by its terms it is expressly subordinated in right of payment to other debt of the Bank. Both classes rank pari passu except in the event of a call by the Bank on its callable capital, whereupon the holders of the subordinated debt of the Bank will be subordinated in right of payment to holders of senior debt.

The Bank’s policy limits its debt to usable capital ratio to 100 percent. The Bank has also adopted the working principle that, within the limitations set forth, the actual amount of its senior debt outstanding at any time should be a function of its objective of obtaining and maintaining a rating on its securities at the highest levels from recognised rating agencies. As at 31 December 2019, the amount of total outstanding borrowings of UA 25,466.87 million (both senior and subordinated debt) represented 84.23 percent of the usable capital and 41.62 percent of the total callable capital of UA 61,195.88 million of all members of the Bank.

In December 2001, the Bank established the unlimited Global Debt Issuance Facility (GDIF) to replace its Euro-Medium Term Note Programme and US Medium Term Note Programme with respect to its future borrowings. The Bank also has a Euro Commercial Paper (ECP) programme of EUR 2 billion in place. Both the GDIF and the ECP programmes enable the continuous issuance of notes in the Euro market, the US market and other domestic markets thereby maximizing the Bank’s financing flexibility.

The Bank has entered into arrangements whereby, in the event of a call on its callable capital, it would request its member countries to make payment in response to such a call into a special account established by the Bank with the Federal Reserve Bank of New York, or its successor duly designated for the purpose. The terms of such account provide that the proceeds of a call must first be applied in payment of, or in provision for full settlement of all outstanding obligations of the Bank incurred in connection with the issuance of senior debt before any other payment shall be made with such proceeds.

The weighted average life of the Bank’s outstanding borrowings as at 31 December 2019, 2018, 2017 and 2016 was 4.01, 4.01, 4.01 and 4.50 years respectively.

As at 31 December 2019, the Bank’s outstanding borrowings were denominated in twenty-two currencies or currency units.

The table below sets forth the maturity structure of the Bank’s outstanding borrowings as at 31 December 2019:

(Amounts expressed in UA million)	Outstanding Borrowings
Periods	At Fair Value	At Amortized Cost	Total
One year or less	4,687.38	15.6	4,702.98
More than one year but less than two years	4,168.49	103.89	4,272.38
More than two years but less than three years	5,366.22	159.70	5,525.92
More than three years but less than four years	2,382.90	0.50	2,383.40
More than four years but less than five years	2084.11	0.47	2,084.58
More than five years	6,328.21	171.74	6,499.95
Sub total	25,017.31	451.90	25,469.21
Net unamortised premium and discount	-	(2.33)	(2.33)
Total	25,017.31	449.57	25,466.88

19

The following table sets forth for the periods indicated the average interest rates on the Bank’s loans, the return on its average earning assets, the average cost of its funded debt and other funds available and its interest coverage ratio:

Selected Financial Ratios

	2019	2018	2017	2016
Weighted average interest rate on disbursed and outstanding loans for the year (1)	3.29%	3.22%	2.77%	2.60%
Weighted average cost of:
Outstanding borrowings (2)	2.02%	1.89%	1.30%	0.95%
Interest coverage ratio (3)	1.27x	1.29x	1.94x	1.68x
Bank’s target interest coverage ratio	1.25x	1.25x	1.25x	1.25x

(1)       Interest accrues only on disbursed and outstanding loan amounts.

(2)        The weighted average cost on borrowings excludes the MTM impact

(3)       Net income before distribution plus interest expense, divided by interest expense.

Asset and Liability Management

The Bank’s Asset and Liability Management (“ALM”) activities include all debt funding transactions, investment of liquid resources, managing the currency exposure and operational aspects of the Bank’s lending and equity investment operations.

The principal objective of the Bank’s ALM operations is to ensure that the Bank is able to provide flexible lending and investment products that meet client needs, while simultaneously reducing exposure to non-core risks such as market risk (interest rate, foreign exchange and liquidity risk), counterparty credit risk and operational risk in line with the Bank’s over-arching risk management philosophy.

Liquid Assets and Liquidity Policy

The Bank’s principal liquidity risk management objective is to hold sufficient liquid resources to enable it to meet all probable cash flow needs for a rolling 1-year horizon without additional financing from the capital markets.

In order to minimize liquidity risk, the Bank maintains a prudential minimum level of liquidity (PML) based on the projected net cash requirement for a rolling 1-year period. The PML is updated quarterly and computed as the sum of four components: (1) 1-year debt service requirements; (2) 1-year projected net loan disbursements (loans disbursed less repayments) if greater than zero; (3) loan equivalent value of signed guarantees; and (4) undisbursed equity investments.

Generally, liquid assets of the Bank are invested in marketable securities issued or guaranteed by the member countries or public entities thereof, supranational, corporate and financial institution obligations, and time deposits. The Bank also has limited exposure to asset and mortgage backed securities. All marketable securities are valued at market value with the exception of certain investments in debt securities intended to be held to maturity which are carried at amortised cost using the effective interest method.

The Bank’s cash and treasury investments (net of repurchase agreements) as at 31 December 2019 totalled UA 12,455.42 million, compared to UA 12,542.54 million at the end of 2018. Investment income for 2019 amounted to UA 263.20 million or a return of 2.10 percent on an average liquidity level of UA 12.52 billion, compared to an income of UA 240.07 million, or a return of 1.85 percent, on an average liquidity level of UA 12.96 billion in 2018. The increase was primarily due to higher returns on the USD treasury investment portfolio.

The Bank’s liquid assets are tranched into three portfolios, namely operational portfolio, prudential portfolio, and equity-backed portfolio, each with a different benchmark that reflects the cash flow and risk profile of its assets and funding sources. These benchmarks are one-month London Interbank Bid Rate (LIBID) for the operational portfolio, and 6-month London Interbank Offered Rate (LIBOR), resetting on February 1 and August 1 for the prudential portfolio. The operational and prudential portfolios are held for trading. The equity-backed portfolio is managed against a repricing profile benchmark with 10 percent of the Bank’s net assets repricing uniformly over a period of 10 years and is held at amortized cost.

20

Bank Rating

The Bank monitors and manages its key financial strength metrics in a stringent manner and is rated by four major rating agencies. For 2019, the rating agencies, Standard & Poor’s, Moody’s, Fitch Ratings, and the Japan Credit Rating Agency have reaffirmed their AAA and AA+ rating of the Bank’s senior and subordinated debts respectively, with a stable outlook. Their ratings reflect and confirm the Bank’s strong liquidity and capital position, strong membership support, preferred creditor status, sound capital adequacy and prudent financial management and policies.

Equity Participations

The Bank may invest in equities either directly or indirectly, through appropriate funds and other investment vehicles. The Bank’s objective in such equity investments is to promote the economic development of its regional member countries and in particular the development of their private sectors. The Bank’s equity participation is also intended to promote the efficient use of resources, promoting African participation, playing a catalytic role in attracting other investors and lenders and mobilizing the flow of domestic and external resources to financially viable projects, which also have significant economic merit.

Unless otherwise approved by the Board of Directors, the Bank’s equity participation shall not exceed 25 percent of the equity capital of the entity in which it invests. The Bank therefore does not seek a controlling interest in the companies in which it invests, but closely monitors its equity investments through board representation. In accordance with the Board of Governors’ Resolution B/BG/2009/10 of 13 May 2009, total equity investment by the Bank shall not at any time exceed 15 percent of the aggregate amount of the Bank’s paid-in capital and reserves and surplus (risk capital) included in its ordinary capital resources. The Bank’s equity participations at the end of 2019 amounted to UA 1,001.32 million.

The Bank has equity participations in, among others, various regional and sub-regional development banks and other public and private sector financial institutions such as the African Export-Import Bank, Shelter-Afrique, Eastern and Southern African Trade and Development Bank, and TCX Investment Company Mauritius Limited, commercial banks as well as in several regional private equity funds.

Under IFRS 9 equity investments must be measured at fair value through profit or loss. However, where the equity investment is not held for trading, an entity has the option to take fair value changes into other comprehensive income, with no recycling of the change in fair value to profit or loss if the investment is subsequently derecognized. As the Bank’s equity investments are currently held for strategic purposes of enhancing development in regional member countries rather than for trading, the Bank has opted to designate all its equity investments as at fair value through other comprehensive income.

The underlying assets of entities in which the Bank has equity investments are periodically fair valued by fund managers or independent valuation experts using market practices. The fair value of investments in listed enterprises is based on the latest available quoted bid prices. The fair value of investments in unlisted entities is assessed using appropriate methods, for example, discounted cash flows. The fair value of the Bank’s equity participations is measured as the Bank’s percentage ownership of the net asset value of the funds.

Special and trust funds

In addition to its ordinary resources, the Bank administers various special and trust funds for purposes which are consistent with the Bank’s objective of promoting the economic development and social progress of its regional member countries. The resources of special and trust funds are required to be held, used, committed, invested or otherwise disposed of entirely separately from the ordinary capital resources of the Bank. The administration of each of these funds is subject to the Bank Agreement and financial regulations, specific rules and regulations, and applicable policies of the Bank. The Bank typically receives an administrative fee for managing these funds.

The Bank also manages the African Development Fund (the “ADF”) and the NTF, both of which supplement the activities of the Bank. In addition, the Bank has been entrusted with the administration of grant funds on behalf of donors, including member countries, agencies and other entities. Grant resources are restricted for specific uses which include the co-financing of Bank lending projects, and technical assistance for borrowers including feasibility studies, project preparation and capacity building. Details of these funds are disclosed in Notes U-4 and U-5 to the financial statements included herein.

21

African Development Fund

The African Development Fund (the “ADF”) was established in 1972 pursuant to an agreement between the Bank and 15 non-regional members (the “ADF Agreement”) to provide loans on concessionary terms to the RMCs. The ADF and all of its resources are separate and entirely independent from those of the Bank. The Bank assumes no liability for any of the obligations of the ADF.

The ADF Agreement designates a Board of Governors (the “ADF Board of Governors”) as the ADF’s highest policy making organ. The ADF Board of Governors meets at least once annually. The ADF Board of Directors, which includes seven non-regional members nominated by their constituencies and seven executive directors representing the ADB, is responsible for overseeing the general operations of the ADF.

The ADF uses the UA as the measure of the subscription of its participants and of its loans and for statistical and financial reporting purposes. Following amendment of the ADF Agreement, the UA of the ADF has been aligned with the UA of the Bank with effect from 1 January 1993.

The purpose of the ADF is to assist the Bank in making an effective contribution to the economic progress and social development of the regional member countries and to promote cooperation among them. The operations of the ADF supplement those of the Bank. In contrast to the lending policy of the Bank, the ADF provides long-term financing for projects on concessionary terms. The ADF’s loan financing is directed primarily at those RMCs which are in the greatest need of such financing.

The resources of the ADF primarily consist of subscriptions by the Bank, subscriptions and contributions by ADF State Participants, as well as other resources received by the ADF.

Subsequent to the initial subscriptions, additional resources have been provided to the ADF in the form of periodic general replenishments, typically conducted every three years. The Thirteenth Replenishment of the ADF (“ADF-13”) with a total resource envelope amounting to UA 5.35 billion was adopted by the Board of Governors on 31 January 2014 and became effective on 31 March 2014. The resource envelope comprised donor subscriptions of UA 3.80 billion, supplementary contributions of UA 0.06 billion, Advanced Commitment Capacity or internally generated resources of UA 0.98 billion, and a technical gap of UA 0.51 billion. The replenishment covered the 2014-2016 operational period. As at 31 December 2019, State Participants had subscribed a total amount of UA 3.82 billion, representing 99 percent of the ADF-13 updated pledged amount.

The Fourteenth Replenishment of the ADF (“ADF-14”) became effective on 20 June 2017 following its adoption by the ADF Board of Governors on 27 April 2017. During the negotiations of the ADF-14 in Luxembourg from 28 to 29 November 2016, Deputies agreed on a resource level of UA 5.04 billion, comprised of donor subscriptions of UA 3.38 billion, including a grant element of UA 0.14 billion from Concessional Donor Loans (CDL) and Bridge Loans, donor contributions of UA 0.12 billion in the form of CDL (net of grant element), supplementary contributions of UA 0.01 billion, Advanced Commitment Capacity or internally generated resources of UA 0.74 billion and a technical gap of UA 0.79 billion. As at 31 December 2019, State Participants had subscribed a total amount of UA 3.34 billion, representing 99 percent of the ADF-14 pledged amount.

The ADF concluded negotiations for its Fifteenth Replenishment (“ADF-15”) in December 2019. Deputies reaffirmed their commitment to supporting Africa’s economic transformation and agreed on an ADF-15 resource level of UA 5.62 billion covering the three-year operational period, 2020-2022. This figure includes projected internally generated resources of UA 1.36 billion.

The cumulative subscriptions to the ADF amounted to UA 30.06 billion as at 31 December 2019. ADF approvals stood at UA 1,230.46 million, representing an increase of 13.1 percent against 2018.

Loans and grants disbursed under ADF decreased by 6.67 percent to stand at UA 1.26 billion in 2019 from UA 1.35 billion in 2018. As at 31 December 2019, cumulative disbursements on loans and grants amounted to UA 27.29 billion compared to UA 26.02 billion at the end of the previous year. A total of 2,390 loans and grants were fully disbursed for an amount of UA 21.92 billion, representing 80.32 percent of cumulative disbursements.

Loans are generally granted under conditions that allow for repayment up to 40 years after a 10-year grace period commencing from the date of the loan agreement. Loan principal is generally repayable from years 11 through 20 at a rate of 2 percent per annum and from years 21 through 40 at a rate of 4 percent per annum. A service charge at a rate of 0.75 percent per annum on the principal amount disbursed and outstanding is payable by the borrower semi-annually. Loans approved after June 1996 carry a 0.5 percent per annum commitment charge on the undisbursed portion. Such

22

commitment charge commences to accrue after 120 days from the date of signature of the loan agreement. With effect from the ADF-12 replenishment, loans to blend, gap and graduating countries carry differentiated financing terms of thirty (30) years’ maturity, including a grace period of 5 years and interest rate of 1 percent, in addition to the existing standard 0.50 percent commitment fee and 0.75 percent service charge. Under ADF-13, further differentiated lending terms were adopted with the view of preserving the long-term financial sustainability and capacity of the ADF. The new lending terms require the acceleration of loan repayment by regular and advanced ADF-only countries, and also to blend, gap and graduating countries; and the granting of financial incentives for voluntary loan repayment.

Nigeria Trust Fund

The Agreement Establishing the Nigeria Trust Fund (the “NTF Agreement”) was signed on 26 February 1976, between the Bank and the Federal Republic of Nigeria and became effective on 25 April 1976. Upon expiry of the original NTF Agreement on 25 April 2008, it was renewed for another period of ten years commencing from 25 April 2008. Following the approval of the Federal Government of Nigeria, the NTF Agreement has been extended for an additional period of 5 years starting from April 25, 2018. The purpose of the NTF is to assist in the economic development of the most needy regional member countries of the Bank by providing funds on terms intermediate between those of the Bank and those of the ADF. The resources of the NTF are managed by the Bank on behalf of the Government of Nigeria. The purpose of the NTF is to enable Nigeria to make an increasingly effective contribution to the economic development and social progress of Africa, especially of those member countries of the Bank which are relatively less developed. NTF loans currently bear an interest rate of between 2 and 4 percent, a repayment period of up to 25 years including a grace period of up to five years prior to the commencement of principal repayments and a commission of 0.75 percent payable on undisbursed balances. The resources of the NTF come from contributions from the Federal Republic of Nigeria and the net income of the NTF.

In April 2003, the ADB Board of Directors endorsed the Initiatives to Enhance the Development Effectiveness of the NTF. The enhancements subsequently approved by the Board of Governors include: (i) participation in the Heavily Indebted Poor Countries (“HIPC”) debt relief initiative by contributing 10 percent of the annual net income of the NTF to the HIPC Trust Fund; (ii) an adjustment of the interest rate for NTF loans from 4 percent to a range of 2 to 4 percent to increase the concessionality of such loans; (iii) the execution of a Technical Cooperation Agreement with the Bank Group for the purposes of providing resources for the financing of technical and institutional support programmes for the benefit of RMCs; and (iv) the introduction of greater flexibility in the investment of the resources of the NTF, pending their use in financing projects.

As at 31 December 2019, the NTF had total assets of UA 179.47 million.

Litigation

The Bank is not a party to any material litigation.

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ADMINISTRATION OF THE BANK

Board of Governors

All the powers of the Bank are vested in the Board of Governors, which consists of a Governor and an Alternate Governor appointed by each member of the Bank, who exercises the voting power to which that member country is entitled. Each Governor and Alternate Governor serves for a term of five years, subject to termination of appointment or to reappointment at any time at the discretion of the appointing member country.

The Board of Governors may delegate to the Board of Directors all its powers except certain specified powers, such as the power to increase or decrease the authorised capital and to approve, after reviewing the report of the auditors, the balance sheet and statement of income and expenses of the Bank.

The Board of Governors holds an annual meeting and such other meetings as may be provided for the Board of Governors or called by the Board of Directors. Meetings of the Board of Governors are called by the Board of Directors whenever requested by five members of the Bank, or by members having one quarter of the total voting power.

Board of Directors

Without prejudice to the powers of the Board of Governors, the Board of Directors is responsible for the conduct of the general operations of the Bank, and, for this purpose, exercises all the powers delegated to it by the Board of Governors. Prior to 28 May 2010, the Board of Directors was composed of eighteen members twelve of whom are elected by the Governors representing RMCs, and six by the Governors representing non-regional member countries. On 28 May 2010, the Board of Governors increased the membership of the Board of Directors from eighteen to twenty. Thirteen members represent regional member countries and seven represent non-regional member countries.

Each Director appoints an Alternate Director who acts in his/her absence. Directors and their Alternates are required to be nationals of member countries. An Alternate Director may participate in meetings of the Board of Directors but may vote only when acting in place of the absent Director.

Directors are elected for a term of three years and may be re-elected provided that no Director shall serve for more than two three-year terms. Members of the Board of Directors as at 31 December 2019 are listed below.

Board of Directors – Countries Represented as at 31 December 2019

Executive Director	For
Said Maherzi	Algeria
Alfredo Paulo Mendes (Alternate)	Guinea Bissau
Madagascar
Cornelius Karlens Dekop	Botswana
Gerard Pascal Bussier (Alternate)	Mauritius
Malawi
Zambia
Abdulhakim Mohamed Elmisurati	Libya
Mohamed M. Hamma Khattar (Alternate)	Mauritania
Somalia
Kenyeh Barlay	Sierra Leone
Vacant (Alternate)	Gambia,The
Ghana
Liberia
Sudan
Mmakgoshi E.P. Lekhethe	South Africa
Khotso Moleleki (Alternate)	Lesotho
Eswatini
Ahmed Mahmoud Zayed	Egypt
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Ali Mohamed ALI (Alternate)	Djibouti
Mohamed El Gholabzouri	Morocco
Yandja Yentchabre (Alternate)	Togo
Tunisia
Adama Kone	Côte d’Ivoire
Maria Del Mar Bonkanka Tabares (Alternate)	Equatorial Guinea
Guinea
Mbuyamu I. Matungulu	Democratic Republic of Congo
Marie Salomé Ndabahariye (Alternate)	Burundi
Cameroon
Central African Republic
Congo
Maimouna Ndoye Seck	Senegal
Adalgisa Barbosa Vaz (Alternate)	Cabo Verde
Benin
Burkina Faso
Chad
Comoros
Gabon
Mali
Niger
Judith Kateera	Zimbabwe
Joao Luis Ngimbi (Alternate)	Angola
Mozambique
Namibia
Bright Erakpoweri Okogu	Nigeria
Maria Das Neves Ceita Batista De Sousa (Alternate)	São Tome & Principe
Amos Kipronoh Cheptoo	Kenya
Efrem Tesfai Biedemariam (Alternate)	Eritrea
Ethiopia
Rwanda
Seychelles
Tanzania
Uganda
Vacant	South Sudan
Dominique Lebastard	France
Denis Dubuisson (Alternate)	Belgium
Spain
Steven Dowd	United States of America
Vacant (Alternate)
Takuji Yano	Japan
Ibrahim M.I. Alturki (Alternate)	Saudi Arabia
Argentina
Austria
Brazil
Catherine Cudre-Mauroux	Switzerland
Vacant (Alternate)	Germany
Portugal
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David Stevenson	Canada
Thamer M. Alfailakawi (Alternate)	Kuwait
China
Korea
Turkey
Paal Bjornestad	Norway
Vacant (Alternate)	Denmark
Finland
India
Sweden
Christopher Willlams Chalmers	United Kingdom
Pim DE Keizer (Alternate)	Netherlands
Italy

President and Management

The Board of Governors elects the President of the Bank by a vote of a majority of the total voting power of the members, including a majority of the total voting power of the regional member countries. The Bank Agreement provides that the President shall be a national of a regional member country. The President is the chief executive officer of the Bank and conducts the current business of the Bank under the direction of the Board of Directors. The President is elected for a term of five years and may be re-elected provided that no person may be elected President for more than two successive five-year terms.

The President is the Chairman of the Board of Directors but has no vote except a deciding vote in case of a tie. The President may participate in meetings of the Board of Governors but has no vote. The President is the legal representative of the Bank.

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The Principal Officers of the Bank as at 31 December 2019 are listed below.

PRESIDENCY, UNITS REPORTING TO THE PRESIDENT, AND UNITS REPORTING TO THE BOARDS
President	Akinwumi Ayodeji Adesina	PRST
Director of Cabinet/Chief of Staff	Samantha Naidoo	PRST
Secretary General	Vincent Obisienunwo Orlu Nmehielle	PSEG
Group Chief Risk Officer	Timothy Turner	PGRF
General Counsel and Director	Godfred Awa Eddy Penn	PGCL
Auditor General	Chukwuma Okonkwo	PAGL
Director, Integrity & Anti-Corruption	Alan Bacarese	PIAC
Acting Director, Compliance Review & Mediation	Alan Bacarese	BCRM
Evaluator General	Roland Michelitsch	BDEV
SENIOR VICE PRESIDENCY
Senior Vice President	Charles Owusu Boamah	SNVP
CHIEF ECONOMIST AND VICE PRESIDENT, ECONOMIC GOVERNANCE AND KNOWLEDGE MANAGEMENT
Acting Chief Economist and Vice President, Economic Governance and Knowledge Management	Charles Lufumpa	ECVP
CORPORATE SERVICES AND HUMAN RESOURCES
Vice President	Mateus Magala	CHVP
FINANCE
Chief Financial Officer and Vice President	Bajabulile Swazi Tshabalala	FIVP
REGIONAL DEVELOPMENT, INTEGRATION, AND BUSINESS DELIVERY
Vice President	Khaled Sherif	RDVP
Director General, Central Africa	Ousmane Dore	RDGC
Director General, East Africa	Nnenna Nwabufo	RDGE
Director General, North Africa	Mohamed El Azizi	RDGN
Director General, Southern Africa	Josephine Ngure	RDGS
Director General, West Africa	Marie Laure Ndondo-Seh Akin-Olugbade Marie-Laure AKIN-OLUGBADE	RDGW
POWER, ENERGY, CLIMATE, AND GREEN GROWTH
Acting Vice President	Olawale Shonibare	PEVP
AGRICULTURE, HUMAN AND SOCIAL DEVELOPMENT
Vice President	Jennifer Day Rosen Blanke	AHVP
PRIVATE SECTOR, INFRASTRUCTURE AND INDUSTRIALIZATION
Acting Vice President	Stefan Nalletamby	PIVP

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THE AGREEMENT ESTABLISHING THE AFRICAN DEVELOPMENT BANK

The Bank Agreement constitutes the Bank’s governing charter and establishes the status, immunities, exemptions and privileges of the Bank, describes its purpose, membership, capital structure and organisation, authorises the kinds of transactions in which it may engage and prescribes limitations on such transactions. The Bank Agreement also includes provisions with respect to the admission of additional members, the increase of the authorised capital stock, the terms and conditions under which the Bank may make or guarantee loans, the use of currencies held by it, the withdrawal and suspension of member countries and the suspension and termination of the operations of the Bank.

The Bank Agreement may be amended only by a resolution of the Bank’s Board of Governors approved by a two-thirds majority of the total number of Governors representing not less than three-quarters of the total voting power of the member countries, including two-thirds of the regional members having three-quarters of the total voting power of the regional members. The unanimous agreement of the Board of Governors is required for the approval of any amendment modifying the right to withdraw from the Bank, the pre-emptive rights to subscribe capital stock or the limitation on the liability of the member countries. No such amendment has been made to the Bank Agreement to date. The Bank Agreement provides that any question of interpretation of its provisions arising between any member country and the Bank or between member countries shall be referred to the Board of Directors for decision. Such decision may then be referred to the Board of Governors whose decision shall be final.

Membership of the Bank

Any African country that has the status of an independent state may become a regional member of the Bank. The geographical area to which the regional membership and the development activities of the Bank extend consists of the continent of Africa and the African islands. Non-regional countries that are, or become, participants in the ADF or that have made, or are making, contributions to the ADF may be admitted to the Bank.

Although any member may withdraw from the Bank by delivering written notice, any such member remains liable for all direct and contingent obligations to the Bank (including its obligations in respect of callable capital) so long as any part of the loans or guarantees contracted before the termination date is outstanding. No member has withdrawn from the Bank since its establishment. However, membership of the former Yugoslavia was suspended by the Bank’s Board of Directors, in conformity with resolutions and determinations of the UN General Assembly (see Note M to the financial statements included herein).

Legal Status, Immunities and Privileges

The following is a summary of the principal provisions of the Bank Agreement relating to the legal status, immunities and privileges of the Bank in the territories of its members.

The Bank has full juridical personality with capacity to contract, to acquire and dispose of immovable and movable property, and to institute legal proceedings. It is immune from every form of legal process, except in cases arising out of the exercise of its borrowing powers when it may be sued only in a court of competent jurisdiction in the territory of a member in which it has its principal office, or in the territory of a member or non-member where it has appointed an agent for the purpose of accepting service or notice of process or has issued or guaranteed securities. No actions against the Bank may be brought by members or persons acting for or deriving claims from members.

The property and assets of the Bank are immune from all forms of seizure, attachment or execution before the delivery of final judgment against the Bank. Such property and assets are also immune from search, requisition, confiscation, expropriation or any other form of taking or foreclosure by executive or legislative action. The archives of the Bank are inviolable. The Governors, Directors, Alternate Directors, officers and employees of the Bank and experts and consultants performing missions for the Bank are immune from legal process with respect to acts performed by them in their official capacity. The Bank Agreement enables the Board of Directors to waive any of these immunities where in its opinion it would further the interest of the Bank to do so.

The Bank, its property, other assets, income and the operations and transactions it carries out pursuant to the Bank Agreement are exempt from all taxation and from all customs duties in the member states. The Bank is also exempt from any other obligation relating to the payment, withholding or collection of any tax or duty.

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GENERAL DESCRIPTION OF THE SECURITIES

Each prospectus, offering circular, information memorandum, supplemental information statement or pricing supplement will include the following information regarding the terms of Offered Securities: (a) the aggregate principal amount, (b) status (and subordination, in the case of subordinated securities), (c) the maturity date, (d) the interest rate, (e) the currency or currencies, including composite currencies, of denomination and payment, (f) the dates on which such interest will be payable, (g) the redemption dates and prices and provisions for a sinking fund, if applicable, (h) the form and denomination and (i) if applicable, the fiscal or paying agent or agents with respect to the Securities.

Securities will be repayable from the ordinary capital resources of the Bank. The Board of Directors of the Bank has authorised the issuance of two classes of debt securities, senior (“Senior Securities”) and subordinated (“Subordinated Securities”). All debt securities of the Bank are Senior Securities unless by their terms they are expressly subordinated in right of payment to other debt securities of the Bank. Both classes of debt securities rank pari passu except in the event of a call on the callable capital of the Bank, whereupon the holders of Subordinated Securities of the Bank will be subordinated in right of payment to holders of debt which is not expressly so subordinated.

The Securities will not be the obligation of any government, and their terms and conditions will contain a statement to that effect. The specific terms and conditions of each issue of Offered Securities will be set forth or referred to in the prospectus, offering circular or supplemental information statement relating to the Offered Securities.

The Securities will not contain any limitations on the right of the Bank to issue any other bonds, notes or obligations.

TAXATION

The Securities and the interest on them generally will not be exempt from taxation.

Under the Bank Agreement, the Securities and the interest paid on them are not subject to any tax by a member of the Bank (i) which discriminates against the Securities solely because they are issued by the Bank or (ii) if the sole jurisdictional basis for the tax is the place or currency in which the Securities are issued, made payable or paid, or the location of any office or place of business maintained by the Bank. Also, under the Bank Agreement, the Bank is not under any obligation to withhold or pay any taxes on any interest on the Securities it issues.

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AFRICAN DEVELOPMENT BANK

March 31, 2020

Management’s Report Regarding the Effectiveness of
Internal Controls over External Financial Reporting

The Management of the African Development Bank is responsible for the preparation, fair presentation and overall integrity of the published financial statements of the African Development Bank. The financial statements for the African Development Bank have been prepared in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board.

The financial statements have been audited by the independent audit firm Deloitte & Associes, who were given unrestricted access to all financial records and related data, including minutes of all meetings of the Boards of Directors and committees of the Boards. Management believes that all representations made to the external auditors during their audit were valid and appropriate. The external auditors' reports accompany the audited financial statements.

Management is responsible for establishing and maintaining effective internal controls over external financial reporting in conformity with the basis of accounting. The system of internal control contains monitoring mechanisms and actions that are taken to correct deficiencies identified. Internal controls for external financial reporting are subject to ongoing scrutiny and testing by Management and internal audit and are revised as considered necessary. Management believes that such controls support the integrity and reliability of the financial statements.

There are inherent limitations to the effectiveness of any system of internal control, including the possibility of human error and the circumvention or overriding of controls. Accordingly, an effective internal control system can provide only reasonable, as opposed to absolute, assurance with respect to financial statements' preparation and presentation. Furthermore, the effectiveness of an internal control system can change over time.

The Boards of Directors of the Bank have established an Audit and Finance Committee (AUFI) to assist the Boards, among other things, in their oversight responsibility for the soundness of the Bank's accounting policies and practices and the effectiveness of internal controls. AUFI, which is comprised entirely of selected members of the Board of Directors, oversees the process for the selection of external auditors and makes a recommendation for such selection to the Board of Directors, which in turn makes a recommendation for the approval of the Board of Governors. AUFI meets periodically with Management to review and monitor matters of financial, accounting or auditing significance. The external auditors and the internal auditors regularly meet with AUFI to discuss the adequacy of internal controls over financial reporting and any other matter that may require AUFI s attention.

The Bank's assessment of the effectiveness of internal controls was based on criteria established in "Internal Control - Integrated Framework" (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on the results of this assessment, Management asserts that the Bank maintained effective internal controls over its financial reporting as contained in the financial statements as of 31 December 2019. Management is not aware of any material control weakness that could affect the reliability of the 2019 financial statements.

In addition to providing an audit opinion on the fairness of the financial statements for 2019, the external auditors of the Bank conducted an independent assessment of the effectiveness of the Bank's internal control over financial reporting as of 31 December 2019 and their opinion thereon is presented separately in this financial report.

Akinwumi A. Adesina President

Bajabulile Swazi Tshabalala Ag. Senior Vice President & Vice President, Finance		Omobola Hollist Controller

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Deloitte & Associés 6 place de la Pyramide 92908 Paris-La Défense Cedex France Téléphone : +33 (0) 1 40 88 28 00 www.deloitte.fr Adresse postale : TSA 20303 92030 La Défense Cedex

African Development Bank

Avenue Joseph Anoma

01 BP 1387 Abidjan 01

Côte d’Ivoire

Independent Auditor’s Report regarding the Effectiveness of Internal Control over Financial Reporting

Year ended December 31, 2019

To the Board of Governors of the African Development Bank

Scope

We have examined the internal control over financial reporting of the African Development Bank (ADB) as of December 31, 2019, based on criteria established in “Internal Control - Integrated Framework” (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Management’s responsibilities

The management of the African Development Bank is responsible for implementing and maintaining effective internal controls over financial reporting and for the assessment of the effectiveness of such internal controls. Management has asserted the effectiveness of internal controls over financial reporting as of December 31, 2019.

Independent Auditor’s responsibilities

Our responsibility is to express an opinion on the African Development Bank’s internal control over financial reporting based on our procedures.

We conducted our engagement in accordance with International Standard on Assurance Engagements (ISAE) 3000, issued by the International Auditing and Assurance Standards Board. That standard requires that we plan and perform our procedures to obtain reasonable assurance about whether, in all material respects, effective internal control was maintained over financial reporting.

An assurance engagement includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control, based on the assessed risk. It also includes performing such other procedures as considered necessary in the circumstances. We believe that the evidence we have obtained is sufficient and appropriate to provide a reasonable basis for our opinion.

Society par actions simplifiee au capital de 2 188 160 €

Société d’Expertise Compatable inscrite au Tableau de l’Ordre de Paris Ile-de-France

Société de Commissariat aux Comptes inscrite à la Compagnie Régionale de Versailles

572 028 041 RCS Nanterre

TVA : FR 02 572 028 041

Une entité du réseau Deloitte

31

Inherent limitation

An entity’s system of internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes, in accordance with generally accepted accounting principles. An entity’s system of internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and disposals of the assets of the entity; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the entity are being made only in accordance with authorizations of management and directors of the entity; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposal of the entity’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, a system of internal control over financial reporting may not prevent or detect misstatements. Further, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Opinion

In our opinion, the African Development Bank, in all material respects, maintained effective internal control over financial reporting as of December 31, 2019, based on criteria established in “Internal Control - Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We have audited the financial statements of the African Development Bank as of and for the year ended December 31, 2019, in accordance with the International Standards on Auditing, and we have expressed unqualified opinions on those financial statements.

Paris - La Defense, March 31st 2020

The independent auditor

Deloitte & Associes

Pascal COLIN

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FINANCIAL HIGHLIGHTS FOR THE YEARS 2019, 2018 AND 2017

Net Operational Income

Net operational income is comprised of the net interest income on earning assets, the provision for loan and investment losses, the changes in fair value of borrowings, investments and derivatives, translation losses or gains and other income. The table below shows the breakdown of the net operational income for the last three years.

(In UA million)	2019	2018	2017
Income from loans	650.20	596.89	459.29
Interest income from investments and related derivatives	263.20	240.07	195.04
Equity investments (Dividends)	7.10	10.57	9.28
Income from other debt securities	-	0.04	2.15
Gain on sale of investments at amortized cost	-	-	2.29
Borrowing expenses (*)	(483.26)	(468.21)	(226.77)
Net interest income	437.24	379.36	441.28
Provision for impairment on loans and other debt instruments	(113.71)	(76.53)	(16.97)
Provision for impairment on equity investments	0.40	0.39	(0.02)
Translation (losses)/gains	8.13	6.41	(1.45)
Other income	9.50	6.90	3.61
Net Operational Income	341.56	316.53	426.46

(*) includes the MTM impact

FY 2019 vs. FY 2018

Loan income and related derivatives, increased by UA 53.31 million from UA 596.89 million in 2018 to UA 650.20 million in 2018, due to a higher average volume of outstanding loans. Income from investments and related derivatives increased from UA 240.07 million in 2018 to UA 263.20 million in 2019, due to higher interest rates.

Included in borrowing expenses are interest expense that increased from UA 433.07 million in 2018 to UA 476.11 million in 2019, due to higher interest rates. The average interest expense on borrowings increased from 1.80 percent in 2018 to 1.87 percent in 2019.

FY 2018 vs. FY 2017

Loan income and related derivatives, increased by UA 137.6 million from UA 459.29 million in 2017 to UA 596.89 million in 2018, due to a higher average volume of outstanding loans. Income from investments and related derivatives increased from UA 195.04 million in 2017 to UA 240.07 million in 2018, due to higher average outstanding investment balances.

Included in borrowing expenses are interest expense that increased from UA 274.89 million in 2017 to UA 433.07 million in 2018, due to higher average outstanding borrowings. The average interest expense on borrowings increased from 1.21 percent in 2017 to 1.80 percent in 2018.

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Non-interest expenses

Non-interest expenses include the administrative expenses, provisions for the depreciation of property, equipment, intangible assets and other sundry expenses. Total administrative expenses relate to the expenses incurred on behalf of the ADF, the NTF and for the operations of the Bank itself. The ADF and NTF reimburse the Bank for their share of the total administrative expenses, based on an agreed-upon cost-sharing formula. The table below shows the breakdown of the net non-interest expenses for the last three years.

(In UA Million)	2019	2018	2017
Personnel Expenses	335.78	317.45	309.56
Other expenses	78.56	84.71	67.25
Total Administrative Expenses	414.34	402.16	376.81
Reimbursable by ADF	(234.18)	(235.75)	(228.50)
Reimbursable by NTF	(0.82)	(0.70)	(0.55)
Net Administrative Expenses	179.34	165.71	147.77
Depreciation – Property, equipment and intangible assets	27.62	17.93	15.22
Sundry (income)/expenses	8.43	8.21	5.04
Net non-interest expense	215.39	191.85	168.03

FY 2019 vs. FY 2018

Net non-interest expenses, which mainly consist of personnel expenses, increased from UA 191.85 million in 2018 to UA 215.39 million in 2019. Total Bank Group administrative expenses increased from UA 402.16 million in 2018 to UA 414.34 million in 2019. Total manpower expenses increased by UA 18.3 million (or 5.8 percent) from UA 317.45 million in 2018 to UA 335.78 million in 2019. Other administrative expenses decreased by 7.3 percent from UA 84.71 million in 2018 to UA 78.56 million in 2019 due to lower expenses incurred for the operations of the Bank. The Bank’s share of the total administrative expenses increased by UA 13.6 million, or 8.2 percent, from UA 165.71 million in 2018 to UA 179.34 million in 2019.

FY 2018 vs. FY 2017

Net non-interest expenses, which mainly consist of personnel expenses, increased from UA 168.03 million in 2017 to UA 191.85 million in 2018. Total Bank Group administrative expenses increased from UA 376.81 million in 2017 to UA 402.16 million in 2018. Total manpower expenses increased by UA 7.9 million (or 2.5 percent) from UA 309.56 million in 2017 to UA 317.45 million in 2018. Other administrative expenses increased by 26 percent from UA 67.25 million in 2017 to UA 84.71 million in 2018 due to higher expenses incurred for the operations of the Bank. The Bank’s share of the total administrative expenses increased by UA 17.9 million, or 12.1 percent, from UA 147.77 million in 2017 to UA 165.71 million in 2018.

Financial Condition

The Bank’s total equity increased by 2.62 percent to UA 7,373.96 million primarily due to capital subscriptions receipts during the year. Reserves decreased to UA 2,797.24 million, 0.3 percent lower than in 2018.

34

REPORT OF THE EXTERNAL AUDITORS FOR 2019 AND ADB FINANCIAL STATEMENTS FOR THE YEARS ENDED 31 DECEMBER 2019 AND 2018

35

Deloitte & Associés 6 place de la Pyramide 92908 Paris-La Défense Cedex France Téléphone : +33 (0) 1 40 88 28 00 www.deloitte.fr Adresse postale : TSA 20303 92030 La Défense Cede

African Development Bank

Avenue Joseph Anoma

01 BP 1387 Abidjan 01

Côte d’Ivoire

Independent Auditor’s Report Financial Statements

Year ended December 31, 2019

To the Board of Governors of the African Development Bank

Opinion

We have audited the accompanying financial statements of the African Development Bank which comprise the balance sheet as at December 31, 2019, and the income statement, the statement of comprehensive income, the statement of changes in equity and the statement of cash flows for the year then ended, and notes comprising a summary of significant accounting policies and other explanatory information as set out in notes A to U.

These financial statements were approved on March 31, 2020 by the Board for transmission to the Board of Governors considering the information available at that time regarding the evolving context of the health crisis related to the COVID-19 pandemic.

In our opinion, the accompanying financial statements present fairly, in all material respects, and give a true and fair view of the assets and liabilities and of the financial position of the Bank as at December 31, 2019 and of the results of its operations, and its cash flows for the year then ended in accordance with International Financial Reporting Standards (IFRS).

Basis for Opinion Audit Framework

We conducted our audit in accordance with International Standards on Auditing (ISA). We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Our responsibilities under those standards are further described in the “Auditor’s Responsibilities for the Audit of the Financial Statements” section of our report.

Independence

We are independent of the Bank in accordance with the International Ethics Standards Board for Accountants (IESBA), and we have fulfilled our other ethical responsibilities in accordance with these requirements.

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the financial statements of the current period. These matters were addressed in the context of our audit of the financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

Société anonyme au capital de 1 723 040 €

Société d’Expertise Compatable inscrite au Tableau de l’Ordre de Paris Ile-de-France Société de Commissariat aux Comptes inscrite à la Compagnie Régionale de Versailles 572 028 041 RCS Nanterre

TVA : FR 02 572 028 041

Une entité du réseau Deloitte

36

Impairment based on expected credit losses for loans classified in stages 1 and 2

Risk identified

In addition to the impairment methodology for incurred credit loss (stage 3 - see key audit matter mentioned below), the IFRS 9 impairment rules related to expected credit losses require the recording of impairments calculated as follows:

•         stage 1 representing an expected loss within 1 year from initial recognition of the financial asset;

•         stage 2 which represents an expected loss at maturity, in the event of a significant increase in credit risk since initial recognition.

The estimate of expected credit losses requires the exercise of judgment to determine in particular:

•            the rating procedures for loans covered by this impairment model;

•           the rules for mapping loans to their appropriate staging;

•           criteria for the increase in credit risk;

•           certain parameters for calculating expected credit losses, such as the probability of default (PD) and loss given default (LGD);

•           the methodology for taking into account macroeconomic projections for both increase in credit risk and measurement of expected losses.

These parameters are integrated into the model used by the Bank for each type of loan portfolio (sovereign loans and non-sovereign loans) to determine the amount of expected credit losses.

The accounting principles applied and the impact of those IFRS 9 impairment rules are detailed in notes B, D and I.

Thus, the impairment reversal on loans classified in stages 1 and 2 amounted to UA 7,625 thousand for the year ended December 31, 2019 (out of a total amount of impairment charge on all loans of UA 113,710 thousand for the year ended December 31, 2019).

Consequently, as at December 31, 2019, the accumulated impairment for expected losses on loans classified in stages 1 and 2 amounted to UA 218,163 thousand for a total impairment amount of UA 778,610 thousand.

Given the scope of the IFRS 9 standard, the complexity of its implementation and the importance of the accounting estimates, we considered that impairments based on expected credit losses on loans classified in stages 1 and 2 is a key audit matter for the year ended December 31, 2019

Our response

Our work consisted mainly, with the assistance of our experts, in:

•   analyzing compliance of calculation and calibration methods with the IFRS 9 standards, in particular on:

-                                                                 - the loans rating process, the significant increase in credit risk criteria and the rules for mapping loans to their appropriate staging;

   -  calculation of expected losses (review of the model, calibration of PDs, LGDs, forward looking assumptions, backtesting methods, etc.);

•   carrying out independent calculations with our own tools.

Finally, our audit work also included the review of the impact of expected credit losses on the financial statements as at December 31,2019 and the review of the relevant explanatory information provided in the related notes to the financial statements.

Finally, our audit work also included the review of the impact of expected credit losses as at January 1, 2018 and as at December 31, 2018 and the review of the relevant explanatory information provided in the related notes to the financial statements.

37

Impairment based on incurred credit risk for non-sovereign loans classified in stage

Risk identified

African Development Bank is exposed to credit and counterparty risks on sovereign and nonsovereign loans that it grants. These risks result from the inability of its clients and counterparties to meet their financial commitments when contractually due.

In accordance with the IFRS 9 impairment rules, the African Development Bank records impairments to cover expected credit losses (loans classified in stages 1 and 2 - see key audit matter mentioned above) and incurred losses (loans classified in stage 3).

Impairment on incurred losses for loans classified in stage 3 are determined on an individual basis. These individual impairments are determined by the management based on the estimated future recoverable cash flow estimated on each of the concerned loans.

As indicated in notes B, D and I to the financial statements, the outstanding sovereign loans classified in stage 3 are relatively stable (UA 257 million as at December 31, 2019 compared to UA 256 million as at December 31, 2018). The Bank’s total non-sovereign loans outstanding amounted to UA 4,378 million, including UA 347 million outstanding loans classified in stage 3 with an impaired amount of UA 152 million as at December 31, 2019 (compared to UA 4,215 million total outstanding nonsovereign loans of which UA 253 million classified in stage 3 with an impaired amount of UA 93 million as at December 31, 2018).

Given that the assessment of impairment requires a significant accounting estimate and use of management’s judgement, we consider that the identification and evaluation of incurred credit loss on non-sovereign loans (which represents an increased risk compared to sovereign risks) is a key audit matter.

Our response

As part of our audit procedures, we reviewed the control framework for identifying exposures,

monitoring credit and counterparty risks, assessing non-recovery risks and determining related impairment and provisions.

Our work consisted of assessing the quality of the monitoring system for watchlisted and impaired loans and the credit review process (particularly by the Credit Risk Committee (CRC)).

In addition, based on a sample selected on materiality and risk criteria, we performed an independent analysis of the amounts of provisions.

38

Valuation of financial assets, financial liabilities and derivatives of level 2 and 3 under the IFRS 13

Risk identified

The African Development Bank holds on its balance sheet a significant amount of financial assets and financial liabilities (including derivatives) with fair value of UA 7.6 billion and UA 25.7 billion, respectively, at December 31, 2019.

For the purposes of this measurement, and in accordance with IFRS 13, financial instruments are grouped into three different levels on the basis of observability of inputs used in the fair value measurement. Levels 2 and 3 include financial instruments valued on the basis of valuation models whose significant parameters are or are not observable on the market, as the case may be (UA 4 billion of financial assets and UA 10.4 billion of financial liabilities valued at levels 2 and 3 as at December 31, 2019 - see note E to the financial statements). The measurement of the fair value of Level 2 and Level 3 financial instruments is therefore based on valuation techniques that involve a significant amount of judgment as to the choice of methodologies and data used:

• determination of unobservable market valuation parameters;

• use of internal valuation models;

• estimation of additional valuation adjustments to take into account certain market, counterparty or liquidity risks.

We considered that financial instruments classified as Level 2 and 3 in the fair value hierarchy were a key element of the audit because of the materiality of the exposures and the use of judgment in determining fair value

Our response

We have reviewed the internal control systems governing the identification, measurement and recognition of Level 2 and Level 3 fair value financial instruments. We have taken note of relevant reports and minutes of committees (particularly ALCO) that could take a position on this subject.

We tested the controls (notably those by the back and the middle office) that we considered relevant for our audit, in particular those relating to:

•       independent verification of the valuation parameters,

•       determination of the main valuation adjustments and corrections made.

We have performed these procedures with the assistance of our valuation experts, with whom we have also carried out independent valuation work involving the examination, based on samples, of the assumptions, methodologies and models used to estimate the main valuation adjustments.We also examined the main existing margin call spreads and the losses and/or gains on sales of instruments to determine the appropriateness of the Bank’s valuations.Finally, we examined the disclosures relating to the valuation of financial instruments published in the notes to the financial statements.

39

Assessment of Employee Benefits

Risk identified

The African Development Bank offers its employees:

•                a defined benefit pension plan or, on a mandatory basis for employees hired by the Bank since 1st July 2019, a hybrid pension plan (combination of defined benefit scheme and defined contribution scheme); and

•                a defined contribution medical plan that also provides medical benefits to eligible former employees, including retirees.

For the pension plan, an actuarial valuation of the cost of the plan is performed using the projected unit credit method. Liabilities represent the present value of the defined benefits that the Bank must pay, less the fair value of plan assets.

For the medical plan, the liability represents the present value of the defined post-employment benefits to be paid by the Bank less the fair value of plan assets.

As disclosed in note Q to the financial statements, the Bank’s liability to the pension and medical plan amount to UA 300 million and UA 239 million respectively as at December 31, 2019.

The valuation of the present value of the liabilities arising from the pension and medical plans is based on various parameters (discount rate, rate of salary increase, mortality rate, future rate of pension increase, rate of increase in cost of medical care, etc.).

We considered that the assessment of these social and contractual commitments was a key audit matter, given the use of judgment in determining these parameters.

Our response

With the support of our experts, we assessed the process for monitoring and determining the valuation of these social commitments.

In particular, we carried out the following work:

•                reviewed the terms and conditions of these plans (retirement and medical plans) and any changes that may have occurred during the 2019 financial year;

•                compared with external sources and examined the reasonableness of assumptions for determining the various parameters used;

•                carried out independent valuation of each benefit plan by verifying the data on the basis of a sample of individuals who are beneficiaries of the pension and medical plans and then recalculating the overall commitment on the basis of the data and parameters retained by the Bank.

Finally, we examined the appropriateness of the information on employee benefits disclosed in the notes to the financial statements

40

African Development Bank

Independent Auditor’s Report on the Financial Statements to the

Board of Governors of the African Development Bank

Other information

Management is responsible for the other information. The other information comprises the information included in the African Development Bank Group Annual Report but does not include the financial statements and our auditor’s report thereon.

Our opinion on the financial statements does not cover the other information, and we do not and will not express any form of assurance conclusion thereon.

In connection with our audit of the financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained during the audit, or otherwise appears to be materially misstated.

If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of Management and Those Charged with Governance for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with IFRS, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is responsible for assessing the Bank’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless it is expected to liquidate the Bank or to cease operations.

The Audit & Finance Committee of the Board, and more generally those charged with governance, are responsible for overseeing the Bank’s financial reporting process and to monitor the effectiveness of the internal control and risk management systems, as well as the internal audit, as regards the procedures relating to the preparation and processing of accounting and financial information.

The financial statements were approved by the Board for transmission to the Board of Governors.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion.

Reasonable assurance is a high level of assurance but is not a guarantee that an audit conducted in accordance with ISA will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

In accordance with International Standards on Auditing (ISA), our role as external auditor does not consist in guaranteeing the viability or quality of management of the audited entity.

41

As part of an audit conducted in accordance with ISA, the auditor exercises professional judgment throughout the audit and furthermore:

•    Identifies and assesses the risks of material misstatement of the financial statements, whether due to fraud or error, designs and performs audit procedures responsive to those risks, and obtains audit evidence considered to be sufficient and appropriate to provide a basis for his opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control;

•    Obtains an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for expressing an opinion on the effectiveness of the internal control;

•    Evaluates the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management in the financial statements;

•    Assesses the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Bank’s ability to continue as a going concern. This assessment is based on the audit evidence obtained up to the date of his audit report. However, future events or conditions may cause the Bank to cease to continue as a going concern. If the auditor concludes that a material uncertainty exists, there is a requirement to draw attention in the audit report to the related disclosures in the financial statements or, if such disclosures are not provided or inadequate, to modify the opinion expressed therein;

•    Evaluates the overall presentation of the financial statements and assesses whether these statements represent the underlying transactions and events in a manner that achieves fair presentation.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal controls that we identify during our audit.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

Paris - La Defense, March 31st 2020

The independent auditor

Deloitte & Associes

Pascal COLIN
42

Balance sheet

as at 31 December 2019

(UA thousands – Note B)

ASSETS		2019	2018

CASH		2,132,924	2,063,742

DEMAND OBLIGATIONS		3,803	3,801

TREASURY INVESTMENTS (Note F)		10,322,496	10,478,798

DERIVATIVE ASSETS (Note G)		1,071,399	655,432

NON-NEGOTIABLE INSTRUMENTS ON ACCOUNT OF CAPITAL (Note H)		—	24

ACCOUNTS RECEIVABLE
Accrued income and charges receivable on loans (Note I)	357,870		338,082
Other accounts receivable	318,428		342,286
		676,298	680,368

DEVELOPMENT FINANCING ACTIVITIES
Loans, net (Notes D & I)	19,821,190		18,891,534
Hedged loans – Fair value adjustment (Note G)	115,861		53,418
Equity participations (Note J)	1,001,323		848,701
		20,938,374	19,793,653

OTHER ASSETS
Property and equipment and intangible assets (Note K)	98,237		94,139
Miscellaneous	532		630
		98,769	94,769

TOTAL ASSETS		35,244,063	33,770,587

The accompanying notes to the financial statements form part of this statement.

LIABILITIES & EQUITY		2019	2018

ACCOUNTS PAYABLE
Accrued financial charges	404,194		415,118
Other accounts payable	816,764		687,252
Employee Benefits (Note Q)	539,123		448,293
		1,760,081	1,550,663

DERIVATIVE LIABILITIES (Note G)		643,149	1,044,288
BORROWINGS (Note L)
Borrowings at fair value	25,017,306		23,389,010
Borrowings at amortized cost	449,565		600,849
		25,466,871	23,989,859

EQUITY (Note M)
Capital
Subscriptions paid	4,725,170		4,535,263
Cumulative Exchange Adjustment on Subscriptions (CEAS)	(148,449)		(156,135)
Subscriptions paid (net of CEAS)		4,576,721	4,379,128

Reserves	2,797,241		2,806,649
Total equity		7,373,962	7,185,777

TOTAL LIABILITIES & EQUITY		35,244,063	33,770,587

The accompanying notes to the financial statements form part of this statement.

43

Income statement

for the year ended 31 December 2019

(UA thousands – Note B)

	2019	2018
OPERATIONAL INCOME & EXPENSES
Income from:
Loans and related derivatives (Note N)	650,198	596,891
Investments and related derivatives (Note N)	263,195	240,071
Equity investments (Dividends)	7,107	10,566
Other securities	3	41
Total income from loans and investments	920,503	847,569

Borrowing expenses (Note O)
Interest and amortized issuance costs	(524,059)	(489,950)
Net interest on borrowing-related derivatives	47,945	56,882
Gains / (Losses) on borrowings, related derivatives and others	(7,150)	(35,143)

Net impairment charge (Note I)
Loan principal	(81,593)	(48,398)
Loan charges	(31,282)	(28,443)
Write-back for impairment on equity investments (Note J)	402	394
Write-back/provision for impairment on investments (Note F)	19	(35)
Provision/ write-back for impairment Financial guarantees	(854)	344
Translation gains	8,132	6,405
Other income	9,496	6,903
Net operational income	341,559	316,528

OTHER EXPENSES
Administrative expenses (Note P)	(179,338)	(165,712)
Depreciation and amortization (Note K)	(27,620)	(17,925)
Sundry expenses	(8,431)	(8,209)
Total other expenses	(215,389)	(191,846)

Income before distributions approved by the Board of Governors	126,170	124,682

Distributions of income approved by the Board of Governors	(74,000)	(83,000)

NET INCOME FOR THE YEAR	52,170	41,682

The accompanying notes to the financial statements form part of this statement.

Statement of comprehensive income for the year ended 31 December 2019

(UA thousands – Note B)

	2019	2018

NET INCOME FOR THE YEAR	52,170	41,682

OTHER COMPREHENSIVE INCOME
Items that will not be reclassified to profit or loss
Net losses on financial assets at fair value through “other comprehensive income”	(5,234)	(27,381)
Unrealized (losses)/gains on fair-valued borrowings arising from “own credit”	(14,648)	14,850
Re-measurements of defined benefit liability	(41,696)	(32,577)
Total items that will not be reclassified to profit or loss	(61,578)	(45,108)
Total other comprehensive income	(61,578)	(45,108)

TOTAL COMPREHENSIVE INCOME FOR THE YEAR	(9,408)	(3,426)

The accompanying notes to the financial statements form part of this statement.

44

Statement of changes in equity

for the year ended 31 December 2019

(UA thousands – Note B)

			Reserves
	Capital Subscriptions Paid	Cumulative Exchange Adjustment on Subscriptions	Retained Earnings	Remeasurement of Defined Benefit Plan	Net Gains/(losses) on Financial Assets at Fair Value through Other Comprehensive Income	Unrealized Gains/ (Losses) on Fair-Valued Borrowings Arising from “Own Credit”	Total Equity
BALANCE AT 31 DECEMBER 2017	4,268,811	(158,035)	3,167,093	(361,999)	145,722	31,238	7,092,830
Effects of changes in accounting policies (IFRS 9)			(171,979)				(171,979)
BALANCE AT 1 JANUARY 2018 (Restated)	4,268,811	(158,035)	2,995,114	(361,999)	145,722	31,238	6,920,851

Net income for the year	—	—	41,682	—	—	—	41,682

Other comprehensive income	—	—	—	—	—	—	—
Net losses on financial assets at fair value through “other comprehensive income”	—	—	—	—	(27,381)	—	(27,381)
Unrealized gains on fair-valued borrowings arising from “own credit”	—	—	—	—	—	14,850	14,850
Remeasurement of defined benefit liability	—	—	—	(32,577)	—	—	(32,577)
Total other comprehensive income	—	—	—	(32,577)	(27,381)	14,850	(45,108)
Net increase in paid-up capital	266,452	—	—	—	—	—	266,452
Net conversion gains on new subscriptions	—	1,900	—	—		—	1,900
BALANCE AT 1 JANUARY 2019	4,535,263	(156,135)	3,036,796	(394,576)	118,341	46,088	7,185,777

Net income for the year	—	—	52,170				52,170

Other comprehensive income	—	—	—	—	—	—	—
Net losses on financial assets at fair value through “other comprehensive income”	—	—		—	(5,234)	—	(5,234)
Unrealized losses on fair-valued borrowings arising from “own credit”	—	—	—	—	—	(14,648)	(14,648)
Remeasurement of defined benefit liability	—	—	—	(41,696)	—	—	(41,696)
Total other comprehensive income	—	—		(41,696)	(5,234)	(14,648)	(61,578)
Net increase in paid-up capital	189,907	—	—	—	—	—	189,907
Net conversion gains on new subscriptions	—	7,686	—	—	—	—	7,686
BALANCE AT 31 DECEMBER 2019	4,725,170	(148,449)	3,088,966	(436,272)	113,107	31,440	7,373,962

The accompanying notes to the financial statements form part of this statement.

45

Statement of cash flows

for the year ended 31 December 2019

(UA thousands – Note B)

	2019	2018
CASH FLOWS FROM:

OPERATING ACTIVITIES:
Net income	52,170	41,682
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	27,620	17,925
Provision for impairment on loan principal and charges	112,875	76,841
Unrealized losses on investments and related derivatives	(12,644)	(19,797)
Amortization of discount or premium on treasury investments at amortized cost	21,558	21,874
Write-back/provision for impairment on investments	(19)	35
Provision/write-back for impairment on financial guarantee	854	(344)
Write-back for impairment on equity investments	(402)	(394)
Amortization of borrowing issuance costs	(13,930)	3,296
Unrealized losses on fair-valued borrowings and derivatives	21,637	31,782
Translation gains	(8,132)	(6,405)
Share of losses in associate	349	295
Net movements in derivatives	(115,282)	(5,586)
Changes in accrued income on loans	(51,068)	(98,371)
Changes in accrued financial charges	(10,923)	129,541
Changes in other receivables and payables	78,640	(224,413)
Net cash provided by operating activities	103,303	(32,039)
INVESTING, LENDING AND DEVELOPMENT ACTIVITIES:
Disbursements on loans	(2,350,762)	(2,922,565)
Repayments of loans	1,353,209	1,364,197
Investments maturing after 3 months of acquisition:
Investments at amortized cost	(141,197)	175,181
Investments at fair value through profit and loss	292,825	901,959
Acquisition of fixed assets	(31,735)	(16,296)
Disposal of fixed assets	72	41
Disbursements on equity participations	(197,059)	(97,061)
Repayments on equity participations	41,586	23,650
Net cash used in investing, lending and development activities	(1,033,061)	(570,894)
FINANCING ACTIVITIES:
New borrowings	4,648,486	5,559,980
Repayments on borrowings	(3,857,663)	(4,784,442)
Payments of lease liabilities	(8,570)	—
Cash from capital subscriptions	197,592	268,351
Net cash provided by financing activities	979,845	1,043,889

Effect of exchange rate changes on cash and cash equivalents	88,159	18,910
Increase in cash and cash equivalents	138,246	459,866
Cash and cash equivalents at the beginning of the year	2,179,642	1,719,776
Cash and cash equivalents at the end of the year	2,317,888	2,179,642
COMPOSED OF:
Investments maturing within 3 months from acquisition:
Investments at fair value through profit and loss	184,964	115,900
Cash	2,132,924	2,063,742
Cash and cash equivalents at the end of the year	2,317,888	2,179,642

SUPPLEMENTARY DISCLOSURE:
1. Operational cash flows from interest and dividends:
Interest paid	(487,037)	(303,527)
Interest received	936,684	261,836
Dividend received	7,107	10,566
2. Movement resulting from exchange rate fluctuations:
Loans	21,365	147,581
Borrowings	33,147	(93,659)
Currency swaps	(22,078)	93,394

The accompanying notes to the financial statements form part of this statement.

46

Notes to the Financial Statements Year Ended 31 December 2019

Note A – Operations and affiliated organizations

The African Development Bank (ADB or the Bank) is a multilateral development finance institution dedicated to the economic and social progress of its regional member states. The Bank’s Headquarters is located in Abidjan, Côte d’Ivoire. The Bank finances development projects and programs in its regional member states, typically in cooperation with other national or international development institutions. In furtherance of this objective, the Bank participates in the selection, study and preparation of projects contributing to such development and, where necessary, provides technical assistance. The Bank also promotes investments of public and private capital in projects and programs designed to contribute to the economic and social progress of the regional member states. The activities of the Bank are complemented by those of the African Development Fund (ADF or the Fund), which was established by the Bank and certain countries; and the Nigeria Trust Fund (NTF), which is a special fund administered by the Bank. The ADB, ADF, and NTF each have separate and distinct assets and liabilities. There is no recourse to the ADB for obligations in respect of any of the ADF or NTF liabilities. The ADF was established to assist the Bank in contributing to the economic and social development of the Bank’s regional members, to promote cooperation and increased international trade particularly among the Bank’s members, and to provide financing on concessional terms for such purposes.

In accordance with Article 57 of the Agreement establishing the Bank, the Bank, its property, other assets, income and its operations and transactions shall be exempt from all taxation and customs duties. The Bank is also exempt from any obligation to pay, withhold or collect any tax or custom duties.

Note B – Summary of significant accounting policies

The Bank’s individual financial statements are prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). The financial statements have been prepared under the historical cost convention except for certain financial assets and financial liabilities that are carried at fair value.

The significant accounting policies applied by the Bank in the preparation of the financial statements are summarized below.

Revenue Recognition

Interest income is accrued and recognized based on the effective interest rate for the time such instrument is outstanding and held by the Bank. The effective interest rate is the rate that discounts the estimated future cash flows through the expected life of the financial asset to the asset’s net carrying amount.

Income from investments includes realized and unrealized gains and losses on financial instruments measured at fair value through profit or loss.

Dividends are recognized in income statement when the Bank’s right to receive the dividends is established.

Functional and Presentation Currencies

The Bank conducts its operations in the currencies of its member countries. As a result of the application of IAS 21 revised, “The Effects of Changes in Foreign Exchange Rates”, the Bank prospectively changed its functional currency from the currencies of all its member countries to the Unit of Account (UA) effective 1 January 2005, as it was concluded that the UA most faithfully represented the aggregation of economic effects of events, conditions and the underlying transactions of the Bank conducted in different currencies. The UA is also the currency in which the financial statements are presented. The value of the Unit of Account is defined in Article 5.1 (b) of the Agreement establishing the Bank (the Agreement) as equivalent to one Special Drawing Right (SDR) of the International Monetary Fund (IMF) or any unit adopted for the same purpose by the IMF.

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The International Monetary Fund (IMF) formally approved the inclusion of the Chinese Renminbi Yuan (CNY) in the IMF’s Special Drawing Rights (SDR) basket with effect from 1st October 2016 with a weight of 10.92 percent. In line with the Bank’s policy, Management approved the execution of currency exchange transactions to align the net assets composition of the Bank to the SDR.

Currency Translation

Income and expenses are translated to UA at the rates prevailing on the date of the transaction. Monetary assets and liabilities are translated into UA at rates prevailing at the balance sheet date. The rates used for translating currencies into UA at 31 December 2019 and 2018 are reported in Note U_1. Non-monetary assets and liabilities are translated into UA at historical rates. Translation differences are included in the determination of net income. Capital subscriptions are recorded in UA at the rates prevailing at the time of receipt. The translation difference relating to payments of capital subscriptions is reported in the financial statements as the Cumulative Exchange Adjustment on Subscriptions (CEAS). This is composed of the difference between the UA amount at the predetermined rate and the UA amount using the rate at the time of receipt. When currencies are converted into other currencies, the resulting gains or losses are included in the determination of net income.

Member Countries’ Subscriptions

The Bank classifies financial instruments as financial liabilities or equity instruments in accordance with the substance of the contractual arrangements of the instruments and the definition under IAS 32. Issued financial instruments or their components are classified as liabilities if the contractual arrangements result in the Bank having a present obligation to either deliver cash or another financial asset to the holder of the instrument. If this is not the case, the instrument is generally classified as an equity instrument and the proceeds included in equity, net of transaction costs.

The Bank’s member countries’ subscriptions meet the conditions for classification as equity specified for puttable financial instruments that include contractual obligations for repurchase or redemption for cash or another financial asset.

Although the Agreement establishing the ADB allows for a member country to withdraw from the Bank, no member has ever withdrawn its membership voluntarily, nor has any member indicated to the Bank that it intends to do so. The stability in the membership reflects the fact that the members, who constitute both African and non-African countries, are committed to the purpose of the Bank to contribute to the sustainable economic development and social progress of its Regional Member Countries individually and jointly. Accordingly, as of 31 December 2019, the Bank did not expect to distribute any portion of its net assets due to member country withdrawals.

In the unlikely event of a withdrawal by a member, the Bank shall arrange for the repurchase of the former member’s shares. The repurchase price of the shares is the value shown by the books of the Bank on the date the country ceases to be a member, hereafter referred to as “the termination date”. The Bank may partially or fully offset amounts due for shares purchased against the member’s liabilities on loans and guarantees due to the Bank. The former member would remain liable for direct obligations and contingent liabilities to the Bank for so long as any parts of the loans or guarantees contracted before the termination date are outstanding. If at a date subsequent to the termination date, it becomes evident that losses may not have been sufficiently taken into account when the repurchase price was determined, the former member may be required to pay, on demand, the amount by which the repurchase price of the shares would have been reduced had the losses been taken into account when the repurchase price was determined. In addition, the former member remains liable on any call, subsequent to the termination date, for unpaid subscriptions, to the extent that it would have been required to respond if the impairment of capital had occurred and the call had been made at the time the repurchase price of its shares was determined.

In the event that a member were to withdraw, the Bank may set the dates in respect of payments for shares repurchased. If, for example, paying a former member would have adverse consequences for the Bank’s financial position, the Bank could defer payment until the risk had passed, and indefinitely if appropriate.

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Furthermore, shares that become unsubscribed for any reason may be offered by the Bank for purchase by eligible member countries, based on the share transfer rules approved by the Board of Governors. In any event, no payments shall be made until six months after the termination date.

If the Bank were to terminate its operations, all liabilities of the Bank would first be settled out of the assets of the Bank and then, if necessary, out of members’ callable capital, before any distribution could be made to any member country. Such distribution is subject to the prior decision of the Board of Governors of the Bank and would be based on the pro-rata share of each member country.

Employee Benefits

Short term employee benefits:

Short-term benefits (such as wages, salaries, bonuses etc.) are employee benefits expected to be settled within 12 months of the balance sheet date. Short-term employee benefits are expensed in the profit or loss as the related service is provided. A liability is recognized for the amount expected to be paid if the Bank has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee and the obligation can be estimated reliably.

Post-employment benefits

The Bank operates a post-employment benefit plan that combines the features of a defined benefit (DB) and a defined contribution (DC) plan into a hybrid pension structure which are explained below.

Defined Contribution Plans

Under the defined contribution plan, the Bank and its employees pay fixed contributions to an externally administered fund with investment grade credit rating, on behalf of the participants. The retirement benefits of the participants depend solely on the contributions made and the plan’s investment performance. The Bank has no legal or constructive obligation to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service in the current and prior periods.

The contributions are recognized as pension expense in the income statements when they are due. Contributions not yet transferred to the fund are recorded in account payable on the balance sheet and are transferred within the shortest possible time frame.

Defined Benefit Plans

A defined benefit plan is a pension plan that defines an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as accrual rate, age, contribution years of service and average remuneration. The liability recognized in the Balance sheet in respect of DB is the present value of the defined benefit obligation at the balance sheet date less the fair value of plan assets.

The calculation of the cost of providing benefits for the DB is performed annually by a qualified actuary using the Projected Unit Credit Method. Upon reaching retirement age, pension is calculated based on the average remuneration for the final three years of pensionable service and the pension is subject to annual inflationary adjustments.

Remeasurement of the net defined benefit obligation, which comprise actuarial gains and losses as well as the differences between expected and real returns on assets are recognized immediately in other comprehensive income in the year they occur. Net interest expense and other expenses related to the DB are recognized in the profit or loss.

When benefits of a plan are changed or when a plan is curtailed, the resulting change in benefit that relates to past service or the gain or loss on curtailment is recognized immediately in profit or loss. The Bank recognizes gains and losses on settlement of a defined benefit plan when the settlement occurs.

Medical Benefit Plan

The Bank also operates a defined Medical Benefit Plan (MBP), which provides post-employment healthcare benefits to eligible former staff, including retirees. Membership of the MBP includes both staff and retirees

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of the Bank. The entitlement to the post-retirement healthcare benefit is usually conditional on the employee contributing to the Plan up to retirement age and the completion of a minimum service period. The expected costs of these benefits derive from contributions from plan members as well as the Bank and are accrued over the period of employment and during retirement. Contributions by the Bank to the MBP are charged to expenses and included in the income statement.

The MBP Board, an independent body created by the Bank, determines the adequacy of the contributions and is authorized to recommend changes to the contribution rates of both the Bank and plan members.

The liability recognized in the Balance sheet in respect of MBP is the present value of the defined benefit obligation at the balance sheet date less the fair value of plan assets. The calculation of the cost of providing benefits for the MBP is performed annually by a qualified actuary using the Projected Unit Credit Method.

Remeasurement of the net defined benefit obligation, which comprise actuarial gains and losses as well as the differences between expected and real returns on assets are recognized immediately in other comprehensive income in the year they occur. Net interest expense and other expenses related to the MBP are recognized in the profit or loss.

Further details and analysis of the Bank’s employee benefits are included in Note Q – Employee Benefits.

Financial Instruments

Financial assets and financial liabilities are recognized on the Bank’s balance sheet when the Bank assumes related contractual rights or obligations. All financial assets and financial liabilities are initially recognized at fair value plus for an item not at fair value through profit or loss (FVTPL), transaction costs that are directly attributable to the acquisition or issue.

1)	Financial Assets

In accordance with IFRS 9, the Bank manages its financial assets in line with the applicable business model and accordingly, classifies its financial assets into the following categories: financial assets at amortized cost; financial assets at fair value through profit or loss (FVTPL); and financial assets at fair value through other comprehensive income (FVOCI). In line with the Bank’s business model, financial assets are held either for the stabilization of income through the management of net interest margin or for liquidity management. The Bank’s investments in the equity of enterprises, whether in the private or public sector is for the promotion of economic development of its member countries and not for trading to realize fair value changes. Management determines the classification of its financial assets at initial recognition.

i)	Financial Assets at Amortized Cost

A financial asset is classified as at ‘amortized cost’ only if the asset meets two criteria: the objective of the Bank’s business model is to hold the asset to collect the contractual cash flows; and the contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal outstanding. The nature of any derivatives embedded in debt investments are considered in determining whether the cash flows of the investment are solely payment of principal and interest on the principal outstanding and are not accounted for separately.

Financial assets other than those classified at amortized cost are classified as measured at fair value through profit or loss or other comprehensive income, as appropriate, if either of the two criteria above is not met.

Financial assets at amortized cost include, cash and cash equivalents, some loans and receivables on amounts advanced to borrowers and certain debt investments that meet the criteria of financial assets at amortized cost. Receivables comprise demand obligations, accrued income and receivables from loans and investments and other amounts receivable. Loans and receivables meeting the two criteria above are carried at amortized cost using the effective interest method.

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Loan origination and similar fees are deferred and recognized over the life of the related loan or financial product as an adjustment of the yield. The amortization of origination fee for loans and related financial products is included in income under the relevant category, as appropriate.

Loans that have a conversion option that could potentially change the future cash flows to no longer represent solely payments of principal and interest are measured at FVTPL as required by IFRS 9. The fair value is determined using the expected cash flows model with inputs including interest rates and the borrower’s credit spread estimated based on the Bank’s internal rating methodology for non-sovereign loans.

Investments classified as financial assets at amortized cost include investments that are non-derivative financial assets with fixed or determinable payments and fixed maturities. These investments are carried and subsequently measured at amortized cost using the effective interest method.

ii)	Financial Assets at Fair Value through Profit or Loss (FVTPL)

Financial assets that do not meet the amortized cost criteria as described above are measured at FVTPL. This category includes all treasury assets held for resale to realize short-term fair value changes as well as certain loans for which either of the criteria for recognition at amortized cost is not met. Gains and losses on these financial assets are reported in the income statement in the period in which they arise. Derivatives are also categorized as financial assets at fair value through profit or loss.

In addition, financial assets that meet amortized cost criteria can be designated and measured at FVTPL. A debt instrument may be designated as at FVTPL upon initial recognition if such designation eliminates or significantly reduces a measurement or recognition inconsistency that would arise from measuring assets or liabilities or recognizing the gains and losses on them on different bases.

iii)	Financial Assets at Fair Value through Other Comprehensive Income (FVOCI)

On initial recognition, the Bank can make an irrevocable election (on an instrument-by-instrument basis) to designate investments in equity instruments not held for trading as financial assets measured at FVOCI.

Equity investments are initially measured at fair value plus transaction costs. Subsequently, they are measured at fair value with gains and losses arising from changes in fair value recognized in other comprehensive income. The cumulative gains or losses are not reclassified to profit or loss on disposal of the investments and no impairments are recognized in the profit or loss. Dividends earned from such investments are recognized in profit and loss unless the dividends clearly represent a repayment of part of the cost of the investment.

iv)	Financial Guarantee Contracts

Financial guarantee contracts are contracts that require the issuer to make specified payments to reimburse the holder for an incurred loss because a specified debtor fails to make payments when due in accordance with the terms of a specified debt instrument. The Bank issues such financial guarantees - which are not managed on a fair value basis - to its clients including banks, financial institutions and other parties. IFRS 9 requires written financial guarantees that are managed on a fair value basis to be designated at fair value through profit or loss. However, financial guarantees that are not managed on a fair value basis are initially recognized in the financial statements at fair value. Subsequent to initial recognition, these financial guarantees are measured at the higher of the amount initially recognized less cumulative amortization, and the loss allowances determined under IFRS 9.

Recognition and Derecognition of Financial Assets

Purchases and sales of financial assets are recognized on a trade-date basis, which is the date on which the Bank commits to purchase or sell the asset. Loans are recognized when cash is advanced to the borrowers. Financial assets not carried at fair value through profit or loss are initially recognized at fair value plus transaction costs. Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or where the Bank has transferred substantially all risks and rewards of ownership.

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Securities Purchased Under Resale Agreements, Securities Lent Under Securities Lending Agreements and Securities Sold Under Repurchase Agreements and Payable for Cash Collateral Received

Securities purchased under resale agreements, securities lent under securities lending agreements, and securities sold under repurchase agreements are recorded at market rates. The Bank receives securities purchased under resale agreements, monitors the fair value of the securities and, if necessary, closes out transactions and enters into new repriced transactions. The securities transferred to counterparties under the repurchase and security lending arrangements and the securities transferred to the Bank under the resale agreements do not meet the accounting criteria for treatment as a sale. Therefore, securities transferred under repurchase agreements and security lending arrangements are retained as assets on the Bank balance sheet, and securities received under resale agreements are not recorded on the Bank’s balance sheet. In cases where the Bank enters into a “reverse repo” – that is, purchases an asset and simultaneously enters into an agreement to resell the same at a fixed price on a future date – a receivable from reverse repurchase agreement is recognized in the statement of financial position and the underlying asset is not recognized in the financial statements.

Cash and Cash equivalents

Cash and cash equivalents comprise cash on hand, demand deposits and other short-term highly liquid investments that are readily convertible to a known amount of cash, are subject to insignificant risk of changes in value and have a time to maturity upon acquisition of three months or less.

2)	Financial Liabilities
i)	Borrowings

In the ordinary course of its business, the Bank borrows funds in the major capital markets for lending and liquidity management purposes. The Bank issues debt instruments denominated in various currencies, with differing maturities at fixed or variable interest rates. The Bank’s borrowing strategy is driven by three major factors, namely: timeliness in meeting cash flow requirements, optimizing asset and liability management with the objective of mitigating exposure to financial risks, and providing cost-effective funding.

In addition to long and medium-term borrowings, the Bank also undertakes short-term borrowing for cash and liquidity management purposes only. Borrowings not designated at fair value through profit or loss are carried on the balance sheet at amortized cost with interest expense determined using the effective interest method. Borrowing expenses are recognized in profit or loss and include the amortization of issuance costs, discounts and premiums, which is determined using the effective interest method. Borrowing activities may create exposure to market risk, most notably interest rate and currency risks.

The Bank uses derivatives and other risk management approaches to mitigate such risks. Details of the Bank’s risk management policies and practices are contained in Note D to these financial statements. Certain of the Bank’s borrowings obtained prior to 1990, from the governments of certain member countries of the Bank, are interest-free loans.

ii)	Financial Liabilities at Fair Value through Profit or Loss (FVTPL)

This category has two sub-categories: financial liabilities held for trading, and those designated at fair value through profit or loss at inception. Derivatives are categorized as held-for-trading. The Bank applies fair value designation primarily to borrowings that have been swapped into floating-rate debt using derivative contracts. In these cases, the designation of the borrowing at fair value through profit or loss is made in order to significantly reduce accounting mismatches that otherwise would have arisen if the borrowings were carried on the balance sheet at amortized cost while the related swaps are carried on the balance sheet at fair value.

In accordance with IFRS 9, for financial liabilities that are designated as at FVTPL, fair value gains and losses attributable to changes in the Bank’s “own credit” risk are recognized in other comprehensive income. Subsequently, these fair value gains and losses attributable to the Bank’s ‘own credit’ risk are not reclassified to profit or loss.

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iii)	Other Liabilities

All financial liabilities that are not derivatives or designated at fair value through profit or loss are recorded at amortized cost. The amounts include certain borrowings, accrued finance charges on borrowings and other accounts payable.

Financial liabilities are derecognized when they are discharged or canceled or when they expire.

Derivatives

The Bank uses derivative instruments in its portfolios for asset/liability management, cost reduction, risk management and hedging purposes. These instruments are mainly cross-currency swaps and interest rate swaps. The derivatives on borrowings are used to modify the interest rate or currency characteristics of the debt the Bank issues. This economic relationship is established on the date the debt is issued and maintained throughout the terms of the contracts. The interest component of these derivatives is reported as part of borrowing expenses.

The Bank classifies all derivatives at fair value, with all changes in fair value recognized in the income statement. When the criteria for the application of the fair value option are met, then the related debt is also carried at fair value with changes in fair value recognized in the income statement.

The Bank assesses its hybrid financial assets (i.e. the combined financial asset host and embedded derivative) in its entirety to determine their classification. A hybrid financial asset is measured at amortized cost if the combined cash flows represent solely principal and interest on the outstanding principal; otherwise it is measured at fair value. As at 31 December 2019, the Bank had hybrid financial assets that were measured at fair value in accordance with IFRS 9.

Derivatives embedded in financial liabilities or other non-financial host contracts are treated as separate derivatives when their risks and characteristics were not closely related to those of the host contract and the host contract was not carried at fair value with unrealized gains or losses reported in profit or loss. Such derivatives are stripped from the host contract and measured at fair value with unrealized gains and losses reported in profit or loss.

Derivative Credit Valuation (CVA) and Funding Valuation Adjustment (FVA)

Valuation adjustment for counterparty and funding risk (CVA/FVA) is recognized on derivative financial instruments to reflect the impact on fair value of counterparty credit risk and the Bank’s own credit quality. This adjustment takes into account the existing compensating agreements for each of the counterparties. The CVA is determined on the basis of the expected positive exposure of the Bank vis-à-vis the counterparty, the FVA is calculated on the basis of the expected negative exposure of the Bank vis-à-vis the counterparty, and the funding spreads, on a counterparty basis. These calculations are recognized on the life of the potential exposure and concentrates on the use of observable and relevant market data.

Hedge Accounting

The Bank applies fair value hedge accounting to interest rate swaps contracted to hedge the interest rate risk exposure associated with its fixed rate loans. Under fair value hedge accounting, the change in the fair value of the hedging instrument and the change in the fair value of the hedged item attributable to the hedged risk are recognized in the income statement.

At inception of the hedge, the Bank documents the relationship between the hedging instrument and the hedged item, along with its risk management objectives and its strategy for undertaking the hedge transactions. Furthermore, at the inception of the hedge and on an ongoing basis, the Bank documents whether the hedging instrument is highly effective in offsetting changes in fair values of the hedged item attributable to the hedged risk. Hedge accounting is discontinued when the Bank’s risk management objective for the hedging relationship has changed, when the hedging instrument expires or is sold, terminated, or exercised, or when it no longer qualifies for hedge accounting. The cumulative fair value adjustment to the carrying amount of the hedged item arising from the hedged risk is amortized to profit or loss from that date.

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Impairment of Financial Assets

The Bank applies a three-stage approach to measuring expected credit losses (ECLs) for the following categories of financial assets: Debt instruments measured at amortized cost, Loan commitments, financial guarantee contracts and Treasury investments held at amortized cost.

Financial assets migrate through the following three stages based on the change in credit risk since initial recognition:

i)	Stage 1: 12-months ECL

Stage 1 includes financial assets that have not had a significant increase in credit risk (SICR) since initial recognition. The Bank recognizes 12 months of ECL for stage 1 financial assets. In assessing whether credit risk has increased significantly, the Bank compares the risk of a default occurring on the financial asset as at the reporting date, with the risk of a default occurring on the financial asset as at the date of its initial recognition.

ii)	Stage 2: Lifetime ECL — not credit impaired

Stage 2 comprises financial assets that have had a significant increase in credit risk since initial recognition, but for which there is no objective evidence of impairment. The Bank recognizes lifetime ECL for stage 2 financial assets. For these exposures, the Bank recognizes an allowance amount based on lifetime ECL (i.e. an allowance amount reflecting the remaining lifetime of the financial asset). A significant increase in credit risk is considered to have occurred when contractual payments are more than 30 days past due and the amount overdue is more than UA 25,000 for sovereign and non-sovereign loans or where, in the case of non-sovereign loans, there has been a rating downgrade since initial recognition.

iii)	Stage 3: Lifetime ECL – credit impaired

Included in stage 3, are assets that have been categorized as credit impaired. The Bank recognizes lifetime ECL for all stage 3 financial assets, as a specific provision. A financial asset is classified as credit impaired when one or more events that have a detrimental impact on the estimated future cash flows of that financial instrument have occurred after its initial recognition.

Evidence of impairment includes indications that the borrower is experiencing significant financial difficulties, or a default or delinquency has occurred. A default occurs with regard to an obligor when either or both of the following have taken place:

•	The Bank considers that the obligor is unlikely to pay its credit obligations in full, without recourse by the Bank to actions such as realizing security; or
•	The obligor is past due by more than 180 days for sovereign loans and more than 90 days for non-sovereign loans provided the amount overdue is more than UA 25,000.

Interest revenue is calculated by applying the effective interest rate to the amortized cost (net of the applicable impairment loss provision) for impaired financial assets falling under stage 3. For assets falling within stage 1 and 2 interest revenue is recognized on the gross carrying amount.

A financial asset is no longer considered impaired when all past due amounts, including interest, have been recovered, and it is determined that the principal and interest are fully collectable in accordance with the original contractual terms or revised market terms of the financial instrument with all criteria for the impaired classification having been remedied.

Determining the stage for impairment

At each reporting date, the Bank assesses whether there has been a significant increase in credit risk for exposures since initial recognition by comparing the risk of default occurring over the remaining expected life from the reporting date and the date of initial recognition. The Bank considers reasonable and supportable information that is relevant and available without undue cost or effort for this purpose. Refer to Note D Risk management.

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An exposure will migrate through the ECL stages as asset quality deteriorates. A significant increase in credit risk is considered to have occurred when contractual payments are more than 180 days past due for sovereign loans and more than 90 days past due for non-sovereign loans. If, in a subsequent period, asset quality improves and any previously assessed significant increase in credit risk since origination is reversed, then the provision for doubtful debts reverts from lifetime ECL to 12-months ECL. Exposures that have not deteriorated significantly since origination, or where the deterioration remains within the Bank’s investment grade criteria, or which are less than 90 days past due, are considered to have a low credit risk.

When there is no reasonable expectation of recovery of an asset, it is written off against the related provision. Such assets are written off after all the necessary procedures have been completed and the amount of the loss has been determined. Subsequent recoveries of amounts previously written off reduce the amount of the expense in the income statement.

Measurement of ECLs

ECLs are derived from unbiased and probability-weighted estimates of expected loss, and are measured as follows:

Financial assets that are not credit-impaired at the reporting date: as the present value of all cash shortfalls over the expected life of the financial asset discounted by the effective interest rate. The cash shortfall is the difference between the cash flows due to the Bank in accordance with the contract and the cash flows that the Bank expects to receive.

Financial assets that are credit-impaired at the reporting date: as the difference between the gross carrying amount and the present value of estimated future cash flows discounted by the effective interest rate.

Undrawn loan commitments: as the present value of the difference between the contractual cash flows that are due to the Bank if the commitment is drawn down and the cash flows that the Bank expects to receive.

Financial guarantee contracts: as the expected payments to reimburse the holder less any amounts that the Bank expects to recover. For further details on how the Bank calculates ECLs including the use of forward- looking information, refer to the Credit quality of financial assets section in Note D Risk management.

ECLs are recognized using a provision for doubtful debts account in profit and loss.

Offsetting of Financial Instruments

Financial assets and liabilities are offset and reported on a net basis when there is a current legally enforceable right to off-set the recognized amount. A current legally enforceable right exists if the right is not contingent on a future event and is enforceable both in the normal course of business and in the event of default, insolvency or bankruptcy of the entity and all counterparties and there is an intention on the part of the Bank to settle on a net basis, or realize the asset and settle the liability simultaneously. The Bank discloses all recognized financial instruments that are set off and those subject to an enforceable master netting arrangement or similar agreement, irrespective of whether they are offset. Information relating to financial assets and liabilities that are subject to offsetting, enforceable master netting arrangement is provided in Note D.

Fair Value Disclosure

In active markets, the most reliable indicators of fair value are quoted market prices. A financial instrument is regarded as quoted in an active market if quoted prices are regularly available from an exchange, dealer, broker, industry group, pricing service or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis. If the above criteria are not met, the market is regarded as being inactive. Indications that a market might be inactive include when there is a wide bid-offer spread or significant increase in the bid-offer spread or there are few or no recent transactions observed in the market. When markets become illiquid or less active, market quotations may not represent the prices at which orderly transactions would take place between willing buyers and sellers and therefore may require adjustment in the valuation

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process. Consequently, in an inactive market, price quotations are not necessarily determinative of fair values. Considerable judgment is required to distinguish between active and inactive markets.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair values of financial assets and financial liabilities that are traded in active markets are based on quoted market prices or dealer price quotations. For all other financial instruments, the Bank measures fair values using other valuation techniques that incorporate the maximum use of market data inputs.

The objective of the valuation techniques applied by the Bank is to arrive at a reliable fair value measurement.

Other valuation techniques include net present value, discounted cash flow analysis, option pricing models, comparison to similar instruments for which market observable prices exists and other valuation models commonly used by market participants. Assumptions and inputs used in valuation techniques include risk free and benchmark interest rates, credit spreads and other premiums used in estimating discount rates, bond and equity prices, foreign currency exchange rates and expected price volatilities and correlations.

The Bank uses widely recognized valuation models for measuring the fair value of common and simpler financial instruments, like interest rate and currency swaps that use only observable market data and require minimum management judgment and estimation. Availability of observable market prices and model inputs reduces the need for management judgment and estimation and also reduces the uncertainty associated with the measurement of fair value. Observable market prices and inputs available vary depending on the products and markets and are subject to changes based on specific events and general conditions in the financial markets.

Where the Bank measures portfolios of financial assets and financial liabilities on the basis of net exposures, it applies judgment in determining appropriate portfolio level adjustments such as bid-ask spread. Such judgments are derived from observable bid- ask spreads for similar instruments and adjusted for factors specific to the portfolio.

The following three hierarchical levels are used for the measurement of fair value:

Level 1: Quoted prices in active markets for the same instrument (i.e. without modification or repackaging).

Level 2: Quoted prices in active markets for similar assets or liabilities or other valuation techniques for which all significant inputs are based on observable market data. Included in this category are instruments valued using: quoted market prices in active markets for similar instruments, quoted prices for identical or similar instruments in markets that are considered less than active, or other valuation techniques where all significant inputs are directly or indirectly observable from market data.

Level 3: Valuation techniques for which significant input is not based on observable market data and the unobservable inputs have a significant effect on the instrument’s valuation. Instruments that are valued based on quoted market prices for similar instruments where significant unobservable adjustments or assumptions are required to reflect differences between the instruments are included in this category.

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The level in the fair value hierarchy within which the fair value measurement is categorized in its entirety and is based on the lowest level input that is significant to the fair value measurement in its entirety. For this purpose, the significance of an input is assessed against the fair value measurement in its entirety. If a fair value measurement uses observable inputs that require significant adjustment based on unobservable inputs, that measurement is a Level 3 measurement. A valuation input is considered observable if it can be directly observed from transactions in an active market, or if there is compelling external evidence demonstrating an executable exit price.

The methods and assumptions used by the Bank in measuring the fair values of financial instruments are as follows:

Cash: The carrying amount approximates the fair value.

Investments: Fair values for investment securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments

Borrowings: The fair values of the Bank’s borrowings are based on market quotations when possible or valuation techniques based on discounted cash flow models using London Interbank Offered Rate (LIBOR) market-determined discount curves adjusted by the Bank’s credit spread. Credit spreads are obtained from market data as well as indicative quotations received from certain counterparties for the Bank’s new public bond issues. The Bank also uses systems based on industry standard pricing models and valuation techniques to value borrowings and their associated derivatives. The models use market-sourced inputs such as interest rates, yield curves, exchange rates and option volatilities. Valuation models are subject to internal and periodic external reviews. When a determination is made that the market for an existing borrowing is inactive or illiquid, appropriate adjustments are made to the relevant observable market data to arrive at the Bank’s best measure of the price at which the Bank could have sold the borrowing at the balance sheet date.

For borrowings on which the Bank has elected fair value option, the portion of fair value changes on the valuation of borrowings relating to the credit risk of the Bank is reported in Other Comprehensive Income in accordance with IFRS 9.

Equity Investments: The Bank holds direct equity in various enterprises and private funds which may be listed or unlisted. All equity investments held by the Bank are measured at fair value in line with IFRS 9. Where, as in the case of private funds, the underlying assets are periodically valued by fund managers or independent valuation experts using market practices, Management has concluded that these valuations are representative of fair value. Where such valuations are unavailable, the percentage of the Bank’s ownership of the net asset value of such funds is deemed to approximate the fair value of the Bank’s equity participation. The fair value of investments in listed enterprises is based on the latest available quoted bid prices.

Derivative Financial Instruments: The fair values of derivative financial instruments are based on market quotations where possible or valuation techniques that use market estimates of cash flows and discount rates. The Bank also uses valuation tools based on industry standard pricing models and valuation techniques to value derivative financial instruments. The models use market- sourced inputs such as interest rates, yield curves, exchange rates and option volatilities. All financial models used for valuing the Bank’s financial instruments are subject to both internal and periodic external reviews.

Loans: The Bank does not sell its sovereign loans, nor does it believe there is a comparable market for these loans. The Bank’s loan assets, except for those at fair value, are carried on the balance sheet at amortized cost. The fair value of loans carried at amortized cost are deemed to approximate their carrying value net of the impairment losses based on the expected credit loss model and represents Management’s best measures of the present value of the expected cash flows of these loans. The fair valuation of loans has been measured using a discounted cash flow model based on year-end market lending rates in the relevant currency including impairment, when applicable, and credit spreads for non-sovereign loans. In arriving at its best estimate Management makes certain assumptions about the unobservable inputs to the model, the significant ones of which are the expected cash flows and the discount rate. These are regularly assessed for reasonableness and impact on the fair value of loans. An increase in the level of forecast cash flows in subsequent periods would lead

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to an increase in the fair value and an increase in the discount rate used to discount the forecast cash flows would lead to a decrease in the fair value of loans. Changes in fair value of loans carried at fair value through profit and loss are reported in the income statement.

Valuation Processes Applied by the Bank

The fair value measurements of all qualifying treasury investments, borrowings, loans and equity investments are reported to and reviewed by the Assets & Liabilities Management Committee (ALCO) in line with the Bank’s financial reporting policies.

Where third-party information from brokers or pricing experts are used to measure fair value, documents are independently assessed, and evidence obtained from the third parties to support the conclusions.

The assessment and documentation involves ensuring that (i) the broker or pricing service provider is duly approved for use in pricing the relevant type of financial instrument; (ii) the fair value determined approximates current market transactions; (iii) where prices for similar instruments have been adopted, that the same have been, where necessary, adjusted to reflect the characteristics of the instrument subject to measurement and where a number of quotes for the same financial instrument have been obtained, fair value has been properly determined using those quotes.

Day One Profit and Loss

The fair value of a financial instrument at initial recognition is based on fair value as defined under IFRS 13. A gain or loss may only be recognized on initial recognition of a financial instrument if the fair value of that instrument is evidenced by comparison with other observable current market transactions in the same instrument (i.e. without modification or repackaging) or based on a valuation technique whose variables include only data from observable markets. On initial recognition, a gain or loss may not be recognized when using a fair value which is not defined under IFRS 13. The Bank only recognizes gains or losses after initial recognition to the extent that they arise from a change in a factor (including time) that market participants would consider in setting a price.

The Bank holds financial instruments, some maturing after more than ten years, where fair value is not based on quoted prices in an active market at the measurement date. Such financial instruments are initially recognized at the transaction price, although the value obtained from the relevant market participants may differ. The difference between the transaction price and the fair value measurement that is not evidenced by a quoted price in an active market or by a valuation technique that uses only observable market data, commonly referred to as “day one profit and loss”, is either: (a) amortized over the life of the transaction; or (b) deferred until the instrument’s fair value can be measured using market observable inputs or is realized through settlement. The financial instrument is subsequently measured at fair value, adjusted for the deferred day one profit and loss. Subsequent changes in fair value are recognized immediately in the income statement without immediate reversal of deferred day one profits and losses.

Investment in Associate

Under IAS 28, “Investments in Associates and Joint Ventures”, the ADF and any other entity in which the Bank has significant influence are considered associates of the Bank. An associate is an entity over which the Bank has significant influence, but not control, over the entity’s financial and operating policy decisions. The relationship between the Bank and the ADF is described in more detail in Note J. IAS 28 requires that the equity method be used to account for investments in associates. Under the equity method, an investment in an associate is initially recognized at cost and the carrying amount is increased or decreased to recognize the investor’s share of the profit or loss of the investee after the date of acquisition. The investor’s share of the profit or loss of the investee is recognized in the investor’s income statement. The subscriptions by the Bank to the capital of the ADF occurred between 1974 and 1990. At 31 December 2019, such subscriptions cumulatively represented less than 1 percent of the economic interest in the capital of the ADF.

Although ADF is a not-for-profit entity and has never distributed any dividend to its subscribers since its creation in 1972, IAS 28 require that the equity method be used to account for the Bank’s investment in the ADF. Furthermore, in accordance with IAS 36, the net investment in the ADF is assessed for impairment. Cumulative

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losses as measured under the equity method are limited to the investment’s original cost as the ADB has not guaranteed any potential losses of the ADF.

Property and Equipment

Property and equipment is measured at historical cost less depreciation. Historical cost includes expenditure directly attributable to the acquisition of the items. Subsequent costs are included in the asset’s carrying amount or are recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Bank and the cost of the item can be measured reliably. Repairs and maintenance are charged to the income statement when they are incurred.

Land is not depreciated. Depreciation on Property and equipment is calculated using the straight-line method to amortize the difference between cost and estimated residual values over estimated useful lives. The estimated useful lives are as follows:

•	Buildings: 15–20 years
•	Fixtures and fittings: 6–10 years
•	Furniture and equipment: 3–7 years
•	Motor vehicles: 5 years
•	Right of Use assets: over the shorter of the estimated useful life and lease term.

The residual values and useful lives of assets are reviewed periodically and adjusted if appropriate. Assets that are subject to depreciation are reviewed annually for impairment. An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount. The recoverable amount is the higher of the asset’s fair value less costs to disposal and its value in use. Gains and losses on disposal are determined as the difference between proceeds and the asset’s carrying amount and are included in the income statement in the period of disposal.

Intangible Assets

Intangible assets include computer systems software and are stated at historical cost less amortization. An intangible asset is recognized only when its cost can be measured reliably, and it is probable that the expected future economic benefits attributable to it will flow to the Bank. Amortization of intangible assets is calculated using the straight-line method to write down the cost of intangible assets to their residual values over their estimated useful lives of 3-5 years.

Leases

From 1 January 2019

As a lessee, the Bank has several contracts for its offices in the headquarters and certain member countries that conveys the right to use the offices (the underlying asset) for a period in exchange for consideration. Under such agreements, the contract contains an explicitly identified asset and the Bank has the right to obtain substantially all of the economic benefits from use of the offices throughout the period of the lease.

At lease commencement date, the Bank recognizes a right-of-use asset and a lease liability on the balance sheet. Right-of-use assets are measured at the amount equal to the lease liability, adjusted by the amount of any prepaid or accrued lease payments relating to that lease.

On the statement of financial position, right-of-use assets have been included in property, plant and equipment and lease liabilities have been included in Other Accounts Payables.

The Bank depreciates the right-of-use assets on a straight-line basis over the shorter of its estimated useful life and the lease term.

At the commencement date, the Bank measures the lease liability at the present value of the lease payments unpaid at that date, discounted using the Bank’s incremental borrowing rate. After the commencement date,

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the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made.

Practical expedients applied by the Bank

In applying IFRS 16 for the first time, the Bank has used the following practical expedients permitted by the standard:

a)	applying a single discount rate to a portfolio of leases with reasonably similar characteristics;
b)	relying on previous assessments on whether leases are onerous as an alternative to performing an impairment review – there were no onerous contracts as at 1 January 2019;
c)	accounting for operating leases with a remaining lease term of less than 12 months as at 1st January 2019 as short-term leases excluding initial direct costs for the measurement of the right-of-use asset at the date of initial application; and
d)	using hindsight in determining the lease term where the contract contains options to extend or terminate the lease.

Before 1 January 2019

The Bank had several operating lease agreements, including those for its offices in certain member countries. Under such agreements, all the risks and benefits of ownership were effectively retained by the lessor. Payments made under operating leases were charged to the income statement on a straight-line basis over the period of the lease. Benefits received and receivable as an incentive to enter into an operating lease were also recognized on a straight-line basis over the lease term. When an operating lease was terminated before the lease period had expired, any payment required to be made to the lessor by way of penalty was recognized as an expense in the period in which the termination took place.

Allocations and Distributions of Income Approved by the Board of Governors

In accordance with the Agreement establishing the Bank, the Board of Governors is the sole authority for approving allocations from income to surplus account or distributions to other entities for development purposes. Surplus consists of earnings from prior years which are retained by the Bank until further decision is made on their disposition or the conditions of distribution for specified uses have been met. Distributions of income for development purposes are reported as expenses on the Income Statement in the year of approval. Distributions of income for development purposes are deemed as made on behalf of member countries and may be funded from amounts previously transferred to surplus account or from the current year’s income.

Allocable Income

The Bank uses allocable income for making distributions out of its net income. Allocable income excludes unrealized mark-to- market gains and losses associated with instruments not held for trading and adjusted for translation gains and losses.

Retained Earnings

Retained earnings of the Bank consist of amounts allocated to reserves from prior years’ income, balance of amounts allocated to surplus after deducting distributions approved by the Board of Governors, unallocated current year’s net income, and expenses recognized directly in equity as required by IFRS.

Critical Accounting Judgments and Key Sources of Estimation Uncertainty

In the preparation of financial statements in conformity with IFRS, Management makes certain estimates, assumptions and judgments that affect the reported amounts of assets, liabilities, revenue and expenses as well as the disclosure of contingent liabilities. Actual results could differ from such estimates. Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The most significant judgments and estimates are summarized below:

1)	Significant Judgments

The Bank’s accounting policies require that assets and liabilities be designated at inception into different accounting categories. Such decisions require significant judgment and relate to the following circumstances:

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Fair Value through Profit and Loss – In designating financial assets or liabilities at fair value through profit or loss, the Bank has determined that such assets or liabilities meet the criteria for this classification.

Amortized Cost and Embedded Derivatives – The Bank follows the guidance of IFRS 9 on classifying financial assets and those with embedded derivatives in their entirety as at amortized cost or fair value through profit or loss. In making this judgment, the Bank considers whether the cash flows of the financial asset are solely payment of principal and interest on the principal outstanding and classifies the qualifying asset accordingly without separating the derivative.

Consolidation – The Bank follows the guidance of IFRS 10 in ascertaining if there are any entities that it controls, and that may require consolidation.

Impairment losses on financial assets – The measurement of impairment losses under IFRS 9 across all categories of financial assets requires judgement, in particular, the estimation of the amount and timing of future cash flows and collateral values when determining impairment losses and the assessment of a significant increase in credit risk. These estimates are driven by a number of factors, changes in which can result in different levels of allowances. The methodology and assumptions used for estimating both the amount and timing of future cash flows are reviewed regularly to reduce any differences between loss estimates and actual loss experience.

The Bank’s ECL calculations are outputs of complex models with a number of underlying assumptions regarding the choice of variable inputs and their interdependencies. Elements of the ECL models that are considered accounting judgements and estimates include:

i)	The Bank’s internal credit grading model, which assigns PDs to the individual grades
ii)	The Bank’s criteria for assessing if there has been a significant increase in credit risk necessitating the loss allowance to be measured on a 12 month or life time ECL basis and the applicable qualitative assessment
iii)	Development of ECL models, including the various formulas and the choice of inputs
iv)	Determination of associations between macroeconomic scenarios and, economic inputs, such as unemployment levels and collateral values, and the effect on PDs, EADs and LGDs
v)	Selection of forward-looking macroeconomic scenarios and their probability weightings, to derive the economic inputs into the ECL models.

2)	Significant Estimates

The Bank also uses estimates for its financial statements in the following circumstances:

Fair Value of Financial Instruments – The fair value of financial instruments that are not quoted in active markets is measured by using valuation techniques. Where valuation techniques (for example, models) are used to measure fair values, they are validated and periodically reviewed by qualified personnel independent of the area that created them. All valuation models are calibrated to ensure that outputs reflect actual data and comparative market prices. To the extent practical, valuation models use only observable data; however, areas such as credit risk (both own and counterparty), volatilities and correlations require Management to make estimates. Changes in assumptions about these factors could affect the reported fair value of financial instruments. Assessing the significance of a particular input to the fair value measurement in its entirety requires judgment, considering factors specific to the asset or liability. The determination of what constitutes ‘observable’ requires significant judgment by the Bank.

Post-employment Benefits – The present value of retirement benefit obligations is sensitive to the actuarial and financial assumptions used, including the discount rate. At the end of each year, the Bank determines the appropriate discount rate and other variables to be used to determine the present value of estimated future pension obligations. The discount rate is based on market yields of high-quality corporate bonds in the currencies comprising the Bank’s UA at the end of the year, and the estimates for the other variables are based on the Bank’s best judgment.

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Events after the Reporting Period

The financial statements are adjusted to reflect events that occurred between the balance sheet date and the date when the financial statements are authorized for issue, provided they give evidence of conditions that existed at the balance sheet date.

Events that are indicative of conditions that arose after the balance sheet date, but do not result in an adjustment of the financial statements themselves, are disclosed.

COVID-19

The World Health Organization declared the outbreak of COVID-19 – a pneumonia-like disease affecting people worldwide – a global pandemic on 11th March 2020. Currently, there are relatively few cases in Africa, the primary area of the Bank’s business operations. However, due to its likely negative impact on commodity prices, financial markets, projected GDP growth, etc., this outbreak is expected to affect the global economy and markets.

As of 31st December 2019, the outbreak had no direct effect on the financial position of the Bank. However, because of its potential impact on the volatility of the fair value of certain financial assets and financial liabilities, the outbreak may affect the Bank’s 2020 financial results.

For now, it is not easy to determine the effect of the outbreak on the Bank’s 2020 operations and financial results. The Bank continues to monitor the impact of the pandemic on its operations and financial results while ensuring the well-being and safety of its customers and other stakeholders.

Reclassification and Restatement

Certain reclassifications of prior year’s amounts have been made to conform to the presentation in the current year. These reclassifications did not affect prior year’s reported result.

Note C – The effect of new and revised international financial reporting standards

IFRS 16: Leases

On 13 January 2016, the IASB published IFRS 16 “Leases” replaces IAS 17 along with three Interpretations (IFRIC 4 ‘Determining whether an Arrangement contains a Lease’, SIC 15 ‘Operating Leases-Incentives’ and SIC 27 ‘Evaluating the Substance of Transactions in the Legal Form of a Lease ‘.

The new standard requires far-reaching changes in accounting by lessees in particular. Under IAS 17, lessees were required to make a distinction between a finance lease (on balance sheet) and an operating lease (off balance sheet). IFRS 16 now requires lessees to recognize a lease liability reflecting its obligation to make future lease payments and a “Right-of-Use (RoU) asset” reflecting its right to use the underlying leased asset, for virtually all lease contracts. The IASB has included an optional exemption for certain short-term leases and leases of low-value assets; however, this exemption can only be applied by lessees.

The Bank has adopted IFRS 16 Leases from 1st January 2019 using the Modified retrospective approach but has not restated comparatives for the 2018 reporting period, as permitted under the specific transition provisions in the standard. The adoption of this new Standard has resulted in the Bank recognizing a right-of-use asset and related lease liability in connection with all former operating leases except for those identified as low-value at the date of initial application. The Bank has elected to account for short-term leases and leases of low-value assets using the practical expedients, see Note B.

The Bank has also elected not to reassess whether a contract is or contains a lease at the date of initial application. Instead, for contracts entered before the transition date the Bank relied on its assessment made applying IAS 17 and Interpretation 4 Determining whether an Arrangement contains a Lease.

On the transition to IFRS 16, the Bank measured the lease liability at the present value of the lease payments unpaid at that date, discounted using the Bank’s incremental borrowing rate of 2.06 percent and recognized the right of use assets on its balance sheet.

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The RoU assets were included in the Property and equipment and intangible assets and the lease liabilities are included in the Other Accounts Payable. The depreciation charge of the RoU assets is included in the depreciation expense while the interest expense on the lease liability is included as part of Interest expense.

The table below summarizes the effect of IFRS 16 (which is not material) on the Bank’s financial position and financial performance:

(UA thousands)

	Right of use asset	Lease liabilities
As at 1 January 2019	15,523	14,868
Additions	1,039	1,039
Depreciation expenses	(8,883)	—
Accrued Interest	—	41
Interest expenses	—	211
Payments	—	(8,570)
As at December 2019	7,679	7,589

Note D – Risk management policies and procedures

In carrying out its development mandate, the Bank seeks to maximize its capacity to assume core business risks resulting from its lending and investing operations while at the same time minimizing its non-core business risks (market risk, counterparty risk, and operational risk) that are incidental but nevertheless unavoidable in the execution of its mandate.

Risk Governance and Risk Appetite

The highest level of risk management oversight in the Bank is assured by the Board of Executive Directors, which is chaired by the President. The Board of Directors is committed to the highest standards of corporate governance. In addition to approving all risk management policies, the Board of Directors regularly reviews trends in the Bank’s risk profile and performance to ensure compliance with the underlying policies.

Three management level committees perform monitoring and oversight roles: The Asset and Liability Management Committee (ALCO), the Credit Risk Committee (CRC) and the Operations Committee (OPSCOM). The ALCO is the oversight and control organ of the Bank’s finance and treasury risk management activities. It is the Bank’s most senior management forum on finance and treasury risk management issues and is chaired by the Vice President for Finance. The Credit Risk Committee (CRC) which is chaired by the Chief Risk Officer ensures effective implementation of the Bank’s credit policies and oversees all credit risk issues related to sovereign and non-sovereign operations, prior to their submission to OPSCOM. OPSCOM is chaired by the Senior Vice President and reviews all operational activities before they are submitted to the Board of Directors for approval.

The ALCO, CRC and OPSCOM meet on a regular basis to perform their respective oversight roles. Among other functions, the ALCO reviews regular and ad-hoc finance and treasury risk management reports and financial projections and approves proposed strategies to manage the Bank’s balance sheet. The Credit Risk Committee is responsible for end-to-end credit risk governance, credit assessments, portfolio monitoring and rating change approval amongst other responsibilities. ALCO and CRC are supported by several standing working groups that report on specific issues including country risk, non-sovereign credit risk, interest rate risk, currency risk, financial projections, and financial products and services.

The Group Chief Risk Officer, who reports directly to the President of the Bank is charged with oversight over all enterprise risk issues. However, the day-to-day operational responsibility for implementing the Bank’s financial and risk management policies and guidelines are delegated to the appropriate business

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units. The Financial Management Department and the office of the Group Chief Risk Officer are responsible for monitoring the day to-day compliance with those policies and guidelines.

The degree of risk the Bank is willing to assume to achieve its development mandate is limited by its risk-bearing capacity. This institutional risk appetite is embodied in the Bank’s risk appetite statement, which articulates its commitment to maintain a prudent risk profile consistent with the highest credit rating. The Bank allocates its risk capital between non-core risks (up to 10 percent), with sovereign and non-sovereign lending and investing operations sharing equally the remaining balance (45 percent each).

Policy Framework

The policies, processes and procedures by which the Bank manages its risk profile continually evolve in response to market, credit, product, and other developments. The guiding principles by which the Bank manages its risks are governed by the Bank’s Risk Appetite Statement, the Capital Adequacy Policy, the General Authority on Asset and Liability Management (the ALM Authority), the General Authority on the Bank’s Financial Products and Services (the FPS Authority) and the Bank’s Credit Policy and associated Credit Risk Management Guidelines.

The ALM Authority is the overarching framework through which Management has been vested with the authority to manage the Bank’s financial assets and liabilities within defined parameters. The ALM Authority sets out the guiding principles for managing the Bank’s interest rate risk, currency exchange rate risk, liquidity risk, counterparty credit risk and operational risk. The ALM Authority covers the Bank’s entire array of ALM activities such as debt-funding operations and investment of liquid resources, including the interest rate and currency risk management aspects of the Bank’s lending and equity investment instruments.

The FPS Authority provides the framework under which the Bank develops and implements financial products and services for its borrowers and separate guidelines prescribe the rules governing the management of credit and operational risk for the Bank’s sovereign and non-sovereign loan, guarantee and equity investment portfolios.

Under the umbrella of the FPS Authority and the ALM Authority, the President is authorized to approve and amend more detailed operational guidelines as necessary, upon the recommendations of the Asset and Liability Management Committee (ALCO), the Credit Risk Committee (CRC) and the Operations Committee (OPSCOM).

The following sections describe in detail the manner in which the different sources of risk are managed by the Bank.

Credit Risk

Credit risk arises from the inability or unwillingness of counterparties to discharge their financial obligations to the Bank. It is the potential for financial loss due to default of one or more debtors/obligors. Credit risk is by far the largest source of risk for the Bank arising essentially from its development lending and treasury operations.

The Bank manages three principal sources of credit risk: (i) sovereign credit risk in its public sector portfolio; (ii) non-sovereign credit risk in its non-sovereign portfolio; and (iii) counterparty credit risk in its portfolio of treasury investments and derivative transactions used for asset and liability management purposes. These risks are managed within an integrated framework of credit policies, guidelines and processes, which are described in more detail in the sections that follow.

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The Bank’s maximum exposure to credit risk before collateral received or other credit enhancements for 2019 and 2018 is as follows:

(UA thousands)

Assets	2019	2018
Cash	2,132,924	2,063,742
Demand obligations	3,803	3,801
Treasury investments at amortized cost	4,824,157	4,756,718
Treasury investments at fair value	5,498,533	5,722,293
Derivative assets	1,071,399	655,432
Non-negotiable instruments on account of capital	—	24
Accrued income and charges receivable on loans	679,835	628,767
Other accounts receivable	318,428	342,286
Loans	19,821,190	18,891,534
Equity participations	1,001,323	848,701

1)	Sovereign Credit Risk

When the Bank lends to the borrowers from its public sector window, it generally requires a full sovereign guarantee or the equivalent from the borrowing member state. In extending credit to sovereign entities, the Bank is exposed to country risk which includes potential losses arising from a country’s inability or unwillingness to service its obligations to the Bank. The Bank manages country credit risk through its policies related to the quality at entry of project proposals, exposure management, including individual country exposures and overall creditworthiness of the concerned country. These include the assessment of the country’s risk profile as determined by its macroeconomic performance, debt sustainability, socio-political conditions, the conduciveness of its business environment and its payment track record with the Bank. The Bank also applies a sanctions policy that imposes severe restrictions on countries that fail to honor their obligation to the Bank.

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Country Exposure in Borrowing Member Countries

The Bank’s exposures as at 31 December 2019 from its lending activities to borrowing member countries as well as the private sector projects in those countries are summarized below:

(Amounts in UA thousands)

Country	N° of active loans	Total Loans**	Unsigned Loan Amounts	Undisbursed Balance	Outstanding Balance	Outstanding Loans
Algeria	1	728,226	—	—	728,226	3.59
Angola	7	1,299,045	—	495,089	803,956	3.97
Benin	3	196,378	—	196,378	—	—
Botswana	3	721,110	—	1,948	719,162	3.55
Burkina Faso	3	95,301	39,502	55,798	—	—
Cameroon	13	1,086,211	198,725	514,036	373,451	1.84
Cape Verde	12	178,741	—	31,028	147,712	0.73
Congo	5	366,875	59,229.00	68,808	238,838	1.18
Côte D’Ivoire	10	898,513	90,697.00	610,514	197,302	0.97
Democratic Republic of Congo	6	206,471	—	—	206,471	1.02
Egypt	15	2,205,856	87,387.00	124,560	1,993,909	9.83
Equatorial Guinea	5	107,522	—	89,242	18,280	0.09
Eswatini	10	173,608	—	102,253	71,355	0.35
Ethiopia	2	130,689	—	119,010	11,679	0.06
Gabon	12	958,717	75,070.00	258,077	625,570	3.09
Kenya	11	1,071,676	216,866	670,398	184,413	0.91
Mauritius	9	391,860	—	—	391,860	1.93
Morocco	64	4,332,986	624,693	598,879	3,109,414	15.34
Namibia	10	902,171	—	231,403	670,767	3.31
Nigeria	11	1,558,575	191,057.00	384,394	983,124	4.85
Rwanda	5	389,591	—	237,356	152,235	0.75
Senegal	12	761,100	34,874.00	508,246	217,980	1.08
Seychelles	4	43,719	—	8,880	34,839	0.17
Somalia**	3	4,397	—	—	4,397	0.02
South Africa	8	1,557,270	—	209,981	1,347,289	6.64
Sudan**+	4	55,244	—	—	55,244	0.27
Tanzania	6	653,448	—	561,663	91,785	0.45
Tunisia	41	2,808,928	—	695,156	2,113,772	10.42
Uganda	8	621,022	327,928	206,904	86,191	0.43
Zambia	11	415,683	—	320,227	95,455	0.47
Zimbabwe**	12	197,962	—	—	197,962	0.98
Multinational	2	263,707	263,707	—	—	—
Total Public Sector	328	25,382,602	2,209,735	7,300,228	15,872,639	78.28%
Total Private Sector	177	6,490,281	1,381,768	705,021	4,403,491	21.72%
Total	505	31,872,883	3,591,503	8,005,249	20,276,130	100.00%

* Excludes fully repaid loans and canceled loans. Trade finance and repayment guarantee related exposures are also excluded.

** Countries in non-accrual status as at 31 December 2019.

+ The outcome of the referendum conducted in South Sudan in January 2011 supported the creation of an independent state of South Sudan. After the split of the state of Sudan into two separate nations became effective in July 2011, the number and amounts of loans shown against Sudan in this statement would be split between the emerging states, on a basis agreed upon following the ongoing negotiations between Sudan and South Sudan. At the end of December 2019, no decision has been taken by the states of Sudan and South Sudan regarding the terms and conditions of such exchange.

Slight differences may occur in totals due to rounding.

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The Bank is also exposed to some of its borrowers on account of trade finance and repayment guarantees for an amount of UA 739.62 million (2018: UA 344.40 million) of which UA 52.64 million (2018: UA 32.86 million) is related to trade finance as at 31 December 2019

Exposure Exchange Agreement

As part of ongoing efforts to reduce sovereign concentration risk and increase lending headroom, the African Development Bank in 2015 entered into Exposure Exchange Agreements (EEAs) with the Inter-American Development Bank (IADB) and the World Bank (IBRD), both AAA-rated entities.

An EEA involves a simultaneous exchange of equivalent credit risk on defined reference portfolios of sovereign exposures, subject to each participating Multilateral Development Bank (MDB) retaining a minimum of 50 percent of the total exposure to each country that is part of the EEA.

Under the EEA, the MDB that originates the sovereign loans and buys protection continues to be the lender of record. An exposure exchange in no way affects the application of the normal sovereign sanctions policies by the buyer of protection. Purchased or sold credit protection pays out only upon the occurrence of certain credit events with respect to any sovereign borrower in the reference portfolio.

When the default event is resolved, payments made under an exposure exchange are returned to the seller of protection.

The EEAs have final maturities in 2030 with linear annual reduction of the notional amounts starting from 2025. As at 31 December 2019, the total notional amount of credit protection purchased or sold on the relevant underlying single reference entities is USD

4.47 billion (UA 3.23 billion).

The table below presents the countries and notional amounts of credit protection contracted under the EEA.

(USD millions)

Protection Purchased				Protection Sold
World Bank		Inter-American Development Bank		World Bank		Inter-American Development Bank
Angola	213.71	Angola	85.00	Albania	126.00	Argentina	750.00
Botswana	225.00	Egypt	720.00	China	128.18	Brazil	820.00
Gabon	150.00	Morocco	990.00	India	450.00	Ecuador	303.20
Namibia	49.00	Nigeria	95.00	Indonesia	475.32	Mexico	800.00
Nigeria	100.00	Tunisia	990.00	Jordan	13.00	Panama	206.80
South Africa	850.00			Pakistan	10.21
				Romania	185.00
				Turkey	200.00
TOTAL	1,587.71	TOTAL	2,880.00	TOTAL	1,587.71	TOTAL	2,880.00

The Bank accounts for exposures arising from EEAs and similar transactions as financial guarantee contracts, in accordance with IFRS 9, as described in Note B.

As of 31 December, 2019 and 2018, no default events have occurred on any exposures covered (either for the counterparties for which protection was purchased or sold) under these Exposure exchanges and the Bank continues to expect full recovery of its sovereign and sovereign-guaranteed exposures covered.

The counterparty credit exposure that can arise from the purchase or sale of protection, under the MDB exposure exchange, is limited given the AAA credit ratings of the Bank’s counterparties.

Systematic Credit Risk Assessment

The foundation of the Bank’s credit risk management is a systematic credit risk assessment framework that builds on scoring, models and their associated risk factors that have been optimized for the predictive power of the rating parameters and to better align with

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widely-used rating scales. The Bank measures credit risk using a 22-grade rating scale that is calibrated against probabilities of default using the master rating scale developed for the Global Emerging Markets (GEMs) consortium.

The credit ratings at the sovereign level are derived from an assessment of five risk indices covering macroeconomic performance, debt sustainability, socio-political factors, business environment and the Bank’s portfolio performance. These five risk indices are combined to derive a composite country risk index for both sovereign and non-sovereign portfolios. The country risk ratings are validated against the average country risk ratings from different international rating agencies and other specialized international organizations. The CRC reviews the country ratings on a quarterly basis to ensure that they reflect the expected risk profiles of the countries. The CRC also assesses whether the countries are in compliance with their country exposure limits and approves changes in loss provisioning, if required

.

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The following table presents the Bank’s internal measurement scales compared with the international rating scales:

International Ratings
Risk Class	Revised Rating Scale	S&P — Fitch	Moody’s	Assessment
Very Low Risk	1+	A+ and above	A1 and above	Excellent
	1	A	A2
	1-	A-	A3
	2+	BBB+	Baa1	Strong
	2	BBB	Baa2
	2-	BBB-	Baa3
Low Risk	3+	BB+	Ba1	Good
	3	BB	Ba2
	3-	BB-	Ba3
Moderate Risk	4+	B+	B1	Satisfactory
	4	B	B2
4-
	5+	B-	B3	Acceptable
5
High Risk	5-	CCC+	Caa1	Marginal
6+
	6	CCC	Caa2	Special attention
6-
Very High Risk	7	CCC-	Caa3	Substandard
8
	9	CC	Ca	Doubtful
	10	C	C	Loss

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Portfolio Risk Monitoring

The weighted average risk rating of the Bank’s sovereign and sovereign-guaranteed portfolio was 2.96 at the end of December 2019, compared to 2.81 as of 31 December 2018.

	Risk Profile of Outstanding Sovereign-Guaranteed Loan Portfolio
	Very Low Risk	Low Risk	Moderate Risk	High Risk	Very High Risk
2019	47%	27%	22%	2%	2%
2018	51%	26%	20%	3%	—
2017	55%	23%	19%	3%	—
2016	59%	15%	22%	4%	—
2015	61%	15%	19%	5%	—

It is the Bank’s policy that if the payment of principal, interest or other charges with respect to any Bank Group sovereign guaranteed credit becomes 30 days overdue, no new loans to that member country, or to any public sector borrower in that country, will be presented to the Board of Directors for approval, nor will any previously approved loan be signed, until all arrears are cleared. Furthermore, for such countries, disbursements on all loans to or guaranteed by that member country are suspended until all overdue amounts have been paid. These countries also become ineligible in the subsequent billing period for a waiver of 0.5 percent on the commitment fees charged on qualifying undisbursed loans.

Although the Bank benefits from the advantages of its preferred creditor status and rigorously monitors the exposure on non-performing sovereign borrowers, some countries have experienced difficulties in servicing their debts to the Bank on a timely basis. As previously described, the Bank makes provisions for impairment on its sovereign loan portfolio commensurate with the assessment of the IFRS 9 provisioning standards in such portfolio.

To cover potential losses related to credit, the Bank maintains a prudent risk capital cushion for credit risks. The Bank’s capital adequacy policy articulates differentiated risk capital requirements for public sector and private sector credit-sensitive assets (loans and equity investments), as well as for contingent liabilities (guarantees and client risk management products) in each risk class. Risk capital requirements are generally higher for private sector operations which have a higher probability of default and loss-given default than public sector operations. At the end of December 2019, the Bank’s public sector loan portfolio used up to 57.00 percent of the Bank’s total risk capital based on the Bank’s capital adequacy framework. The Bank defines risk capital as the sum of paid-in capital net of exchange adjustments, plus accumulated reserves adjusted by gain on financial assets at FVOCI and unrealized loss/gain on fair-valued borrowings arising from “own credit”. Any shortfall of the stock of provisions to expected losses is deducted. Callable capital is not included in the computation of risk capital.

2) Non-Sovereign Credit Risk

When the Bank lends to its borrowers from the private sector, it does not benefit from full sovereign guarantees. The Bank may also provide financing to creditworthy commercially oriented entities that are publicly owned, without a sovereign guarantee.

To measure the credit risk of non-sovereign projects or facilities, the Bank uses several models to score the risk of every project at entry. These models are tailored to the specific characteristics and nature of the transactions and the outputs are mapped to the Bank’s credit risk rating scale.

Non-sovereign transactions are grouped into the following four main categories: a) project finance; b) corporate finance; c) financial institutions; and d) private equity funds.

Since 2006, the Bank has been increasing its non-sovereign loan and equity exposures. The weighted-average risk rating was 3.86 at the end of 2019 compared to 3.76 at the end of 2018. The distribution of the non-sovereign portfolio across the Bank’s five credit risk classes is shown in the table below.

	Risk Profile of Outstanding Non-Sovereign Loan and Equity Portfolio
	Very Low Risk	Low Risk	Moderate Risk	High Risk	Very High Risk
2019	18%	22%	41%	12%	7%
2018	21%	22%	38%	15%	4%
2017	18%	23%	43%	14%	2%
2016	18%	23%	39%	14%	6%
2015	21%	24%	33%	16%	6%

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To cover potential unexpected credit-related losses due to extreme and unpredictable events, the Bank maintains a risk capital cushion for non-sovereign credit risks derived from the Bank’s Economic Capital Policy (Internal Rating Based - (IRB)).

At the end of December 2019, the Bank’s non-sovereign portfolio required as risk capital approximately 22.00 percent of the Bank’s total on-balance sheet risk capital sources. This level is still below the limit of 45 percent for total non-sovereign operations. Out of the Bank’s non-sovereign portfolio, equity participations required as risk capital approximately 13.00 percent of the Bank’s total on-balance sheet risk capital sources. This is still below the internal limit of 15 percent established by the Board of Governors for equity participations.

Credit Exposure Limits

The Bank operates a system of exposure limits to ensure an adequately diversified portfolio at any given point in time. The Bank manages credit risk at the global country exposure limit (combined sovereign-guaranteed and non-sovereign portfolios) by ensuring that in aggregate, the total exposure to any country does not exceed 15 percent of the Bank’s total risk capital. This threshold and other determinants of country limit are articulated in the Bank’s capital adequacy framework.

The credit exposure on the non-sovereign portfolio is further managed by regularly monitoring the exposure limit with regard to the specific industry/sectors, equity investments and single obligor. In addition, the Bank generally requires a range of collateral (security and/or guarantees) from project sponsors to partially mitigate the credit risk for direct private sector loans.

The Private Sector Credit Enhancement Facility (PSF)

The Bank enters into credit enhancement facilities for the primary purpose of promoting Private Sector Operations (PSOs) in certain countries by inviting other entities to participate in the risks of such PSOs.

The Private Sector Credit Enhancement Facility (PSF) was established in 2015 to absorb risk on selected non-sovereign loans issued by the ADB in low-income countries. The PSF is operated to maintain a risk profile equivalent to an investment-grade rating and absorbs risk using a partial credit guarantee instrument.

Balance Sheet Optimization Initiatives

Since 2018, the Bank has implemented Balance Sheet Optimization (BSO) initiatives aimed at reducing concentration risk on the Bank’s loan and guarantee portfolio and increasing lending headroom. This initiative involves the purchase of credit protection on defined sovereign and non-sovereign exposures, through credit insurance and synthetic securitization transactions.

As at 31 December 2019, the Bank had entered into three landmark BSO transactions:

•	a EUR 128 million credit insurance on a EUR 470 million Partial Credit Guarantee (PCG) to a sovereign obligor;

•	a USD 1 billion involving synthetic securitization of a portfolio of non-sovereign assets which will also benefit from a USD 100 million guarantee from the European Fund for Sustainable Development (EFSD); and

•	a USD 500 million credit insurance on its non-sovereign portfolio of financial sector loans.

Under the credit protection purchased, the Bank will be compensated for losses arising from credit default by counterparty in the reference portfolio. As the originator of the qualifying transactions and protection buyer, the Bank remains the lender of record.

As at 31 December 2019, the total notional amount of credit protection purchased was UA 1.19 billion (2018: UA 1.08 billion). In line with the substance, the transactions are accounted for as financial guarantee contracts.

3) Counterparty Credit Risk

In the normal course of business, and beyond its development related exposures, the Bank utilizes various financial instruments to meet the needs of its borrowers, manage its exposure to fluctuations in market interest and currency rates, and to temporarily invest its liquid resources prior to disbursement. All of these financial instruments involve, to varying degrees, the risk that the counterparty to the transaction may be unable to meet its obligation to the Bank. Given the nature of the Bank’s business, it is not possible to completely eliminate counterparty credit risk. However, the Bank minimizes this risk by executing hedging transactions within a prudential framework of approved counterparties, minimum credit rating standards, counterparty exposure limits, and counterparty credit risk mitigation measures.

Counterparties must meet the Bank’s minimum credit rating requirements and are approved by the Bank’s Vice President for Finance. For local currency operations, less stringent minimum credit rating limits are permitted in order to provide adequate availability of investment opportunities and derivative counterparties for implementing appropriate risk management strategies. The ALCO approves counterparties that are rated below the minimum rating requirements.

Counterparties are classified as investment counterparties, derivative counterparties, and trading counterparties. Their ratings are closely monitored for compliance with established criteria.

For trading counterparties, the Bank requires a minimum short-term credit rating of A-2/P-2/F-2 for trades settled under delivery versus payment (DVP) terms and a minimum long-term credit rating of A/A2 for non DVP-based transactions.

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The following table details the minimum credit ratings for authorized investment counterparties:

Maturity
	6 months	1 year	5 years	10 years	15 years	30 years
Government		A/A2			AA-/Aa3	AAA/Aaa
Maximum remaining maturity of 5 years in the trading portfolios and 10 years in the held at amortized cost portfolio for SDR denominated securities rated A+/A1 or below
Government agencies and supranational	A/A2				AA-/Aa3	AAA/Aaa
Banks	A/A2		AA-/Aa3	AAA/Aaa
Corporations including non-bank financial institutions	A/A2		AA-/Aa3	AAA/Aaa
Mortgage Backed Securities (MBS)/	AAA
Asset Backed Securities (ABS)	Maximum legal maturity of 50 years. Also, the maximum weighted average life for all ABS/MBS at the time of acquisition shall not exceed 5 years.

The Bank may also invest in money market mutual funds with a minimum rating of AA-/Aa3 and enters into collateralized securities repurchase agreements.

The Bank uses derivatives in the management of its borrowing portfolio and for asset and liability management purposes. As a rule, the Bank executes an International Swaps and Derivatives Association (ISDA) master agreement and netting agreement with its derivative counterparties prior to undertaking any transactions. Derivative counterparties are required to be rated AA-/ Aa3 or above by at least two approved rating agencies or at least A-/A3 for counterparties with whom the Bank has entered into a collateral exchange agreement. Lower rated counterparties may be used exceptionally for local currency transactions. These counterparties require the approval of ALCO. Approved transactions with derivative counterparties include swaps, forwards, options and other over-the-counter derivatives.

Daily collateral exchanges enable the Bank to maintain net exposures to acceptable levels. The Bank’s derivative exposures and their credit rating profiles are shown in the tables below:

(Amounts in UA millions)

	Derivatives			Credit Risk Profile of Net Exposure
	Notional Amount	Fair Value*	Net Exposure**	AAA	AA+ to AA-	A+ and lower
2019	27,837	593	84	—	11%	89%
2018	27,399	213	52	—	16%	84%
2017	12,018	198	27	—	48%	52%
2016	12,607	503	32	—	25%	75%
2015	12,408	663	68	—	70%	30%

* Fair value before collateral.

** After collateral received in cash or securities.

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The financial assets and liabilities that are subject to offsetting, enforceable master netting arrangement are summarized below:

Financial Assets Subject to Offsetting, Enforceable Master Netting Arrangements and Similar Agreements

(UA millions)

	Gross Amounts of Recognized Financial Financial Liabilities	Gross Amounts of Recognized Financial Liabilities Set Off in the Balance Sheet	Net Amounts of Financial Assets Presented in the Balance Sheet	Related Amounts not Set Off in the Statement of Financial Position		Net Amount
				Financial Instruments	Cash Collateral Pledged
2019	1,057	(521)	536	—	(576)	(40)
2018	390	(177)	213	—	—	213
2017	402	(204)	198	—	(191)	7
2016	935	(432)	503	—	(520)	(17)
2015	1,362	(699)	663	—	(627)	36

Financial Liabilities Subject to Offsetting, Enforceable Master Netting Arrangements and Similar Agreements

(UA millions)

	Gross Amounts of Recognized Financial Financial Assets	Gross Amounts of Recognized Financial Liabilities Set Off in the Balance Sheet	Net Amounts of Financial Assets Presented in the Balance Sheet	Related Amounts not Set Off in the Statement of Financial Position		Net Amount
				Financial Instruments	Collateral Received
2019	225	(29)	196	—	—	196
2018	941	(384)	557	—	—	557
2017	1,027	(477)	550	—	—	550
2016	538	(396)	142	—	—	142
2015	526	(228)	298	—	—	298

In addition to the minimum rating requirements for derivative counterparties, the Bank operates within a framework of exposure limits to different counterparties based on their credit rating and size, subject to a maximum of 12 percent of the Bank’s total risk capital (equity and reserves) for any single counterparty. Individual counterparty credit exposures are aggregated across all instruments using the Bank for International Settlements (BIS) potential future exposure methodology and monitored regularly against the Bank’s credit limits after considering the benefits of any collateral.

The credit exposure of the investment and related derivative portfolio continues to be dominated by highly rated counterparties as shown in the table below.

	Credit Risk Profile of the Investment Portfolio
	AAA	AA+ to AA-	A+ and lower
2019	50%	38%	12%
2018	49%	41%	10%
2017	53%	39%	8%
2016	45%	38%	17%
2015	44%	45%	11%

To cover potential unexpected credit losses due to extreme and unpredictable events, the Bank maintains a conservative risk capital cushion for counterparty credit risk. At the end of December 2019, the capital consumption attributable to the Bank’s counterparty credit portfolio including all investments and derivative instruments stood at 2.90 percent of the Bank’s total risk capital.

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Expected Credit risk

Definition of default

The definition of default for the purpose of determining ECLs considers indicators that the debtor is unlikely to pay its material credit obligation to the Bank which is past due for more than 90 days for non-sovereign counterparties and 180 days for sovereign counterparties.

The Bank rebuts the IFRS 9 90 days past due rebuttable presumption in the Bank’s sovereign loan portfolio because the Sanction policy of the Bank defines a non-accrual loan or non-performing loan as a loan that is at least 180 days past due. This is also the current practice in other Multilateral Development Banks. The recovery rate for loans that are less than 180 days past due is much higher than loans that are at least 180 days past due.

The Bank considers default from the standpoint that the obligor is unlikely to pay its credit obligations to the Bank without recourse by the Bank to actions such as realizing security.

Credit Risk Grades

The Bank allocates each exposure to a credit risk grade based on a variety of data that is determined to be predictive of the risk of default and applying experienced credit judgment. Credit risk grades are defined using qualitative and quantitative factors that are indicative of risk of default. These factors vary depending on the nature of the exposure and the type of borrower.

Each exposure is allocated to a credit risk grade at initial recognition based on available information about the borrower. Exposures are subject to ongoing monitoring, which may result in an exposure being moved to a different credit risk grade. The monitoring of the respective exposures involves the use of the following:

•	Actual and expected significant changes in the political, regulatory and technological environment of the borrower or in its business activities.

•	Data from credit reference agencies, press articles, and changes in external credit ratings.

Modifications of financial assets and financial liabilities

The contractual terms of a loan may be modified for a number of reasons, including changing market conditions, customer retention and other factors not related to a current or potential credit deterioration of the customer. An existing loan whose terms have been modified may be derecognized and the renegotiated loan recognized as a new loan at fair value in accordance with the Bank’s accounting policy. When the terms of a financial asset are modified, and the modification does not result in derecognition, the determination of whether the asset’s credit risk has increased is based on applicable criteria at the reporting date.

If the terms of a financial asset are modified, the Bank considers whether the cash flows arising from the modified asset are substantially different. If it is substantially different, then the contractual rights to cash flows from the original financial asset are deemed to have expired. In this instance, a new financial asset is recognized at fair value while the original financial asset is derecognized. If the cash flows of the modified asset are not substantially different, then the modification does not result in derecognition of the financial asset. In this case, the Bank recognizes a modification gain/loss in the statement of profit or loss as the difference between the gross carrying amount prior to the modification and the gross carrying amount.

Measurement and recognition of ECL

ECLs are calculated by multiplying three main components, being the probability of default (PD), loss given default (LGD) and the exposure at default (EAD), discounted at the original EIR.

These parameters are generally derived from internally developed statistical models and other historical data. They are adjusted to reflect forward-looking information as described above.

PD estimates are estimates at a certain date, which are calculated based on statistical rating models, and assessed using rating tools tailored to the various categories of counterparties and exposures. These statistical models are based on internally compiled data comprising both quantitative and qualitative factors. Where it is available, market data may also be used to derive the PD for large corporate counterparties. If a counterparty or exposure migrates between ratings classes, then this will lead to a change in the estimate of the associated PD.

LGD is the magnitude of the likely loss if there is a default. The Bank estimates LGD parameters based on the history of recovery rates of claims against defaulted counterparties. The LGD models consider the structure, collateral, seniority of the claim, counterparty industry and recovery costs of any collateral that is integral to the financial asset. LGD estimates are recalibrated for different economic scenarios to reflect possible changes in relevant prices. They are calculated on a discounted cash flow basis using the effective interest rate as the discounting factor.

EAD represents the expected exposure in the event of a default. The Bank derives the EAD from the current exposure to the counterparty and potential changes to the current amount allowed under the contract including amortization. The EAD of a financial asset is its gross carrying amount. For financial guarantees, the EAD includes the amount drawn, as well as potential future amounts that may be drawn under the contract, which are estimated based on historical observations and forward-looking forecasts. For some financial assets, EAD is determined by modeling the range of possible exposure outcomes at various points in time using scenario and statistical techniques.

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As described above, and subject to using a maximum of a 12-month PD for financial assets for which credit risk has not significantly increased, the Bank measures ECL considering the risk of default over the maximum contractual period (including any borrower’s extension options) over which it is exposed to credit risk, even if, for risk management purposes, the Bank considers a longer period. The maximum contractual period extends to the date at which the Bank has the right to require repayment of an advance or terminate a loan commitment or guarantee.

Where modelling of a parameter is carried out on a collective basis, the financial instruments are grouped on the basis of shared risk characteristics that include:

•	instrument type;

•	credit risk grading;

•	collateral type;

•	date of initial recognition;

•	remaining term to maturity;

•	industry; and

•	geographic location of the borrower.

The groupings are subject to regular review to ensure that exposures within a particular group remain appropriately homogeneous. For portfolios in respect of which the Bank has limited historical data, external benchmark information is used to supplement the internally available data.

Assessment of significant increase in credit risk

When determining whether the risk of default has increased significantly since initial recognition, the Bank considers both quantitative and qualitative information and analysis based on the Bank’s historical experience and expert credit risk assessment, including forward looking information that is available without undue cost or effort.

Despite the foregoing, the Bank assumes that the credit risk on a financial instrument has not increased significantly since initial recognition if the financial instrument is determined to have low credit risk at the reporting date. The Bank considers a financial asset to have low credit risk when it has an internal or external credit rating of ‘investment grade’ as per globally understood definition.

For financial guarantee contracts, the date that the Bank becomes a party to the irrevocable commitment is considered to be the date of initial recognition for the purposes of assessing the financial instrument for impairment. In assessing whether there has been a significant increase in the credit risk since initial recognition of a financial guarantee contract, the Bank considers the changes in the risk that the specified debtor will default on the contract.

The Bank regularly monitors the effectiveness of the criteria used to identify whether there has been a significant increase in credit risk and revises them as appropriate to ensure that the criteria are capable of identifying significant increase in credit risk before the amount becomes past due.

Incorporation of forward-looking information

The Bank’s Credit Risk Committee considers a range of relevant forward-looking macro-economic assumptions for the determination of unbiased general industry adjustments and any related specific industry adjustments that support the calculation of ECLs. The Committee consists of senior executives from risk, finance and economics functions. Relevant regional and industry specific adjustments are applied to capture variations from general industry scenarios. These reflect reasonable and supportable forecasts of future macro-economic conditions that are not captured within the base ECL calculations. Macro-economic factors taken into consideration include, but are not limited to gross domestic product, gross capital formation and terms of trade in goods and services. These require an evaluation of both the current and forecast direction of the macro-economic cycle.

Incorporating forward-looking information increases the degree of judgement required as to how changes in these macro-economic factors will affect ECLs. The methodologies and assumptions including any forecasts of future economic conditions are reviewed regularly.

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Calculation of expected credit losses (ECL)

The Bank calculates ECLs based on three probability-weighted scenarios. The three scenarios are: base case, optimistic and pessimistic. Each of these is associated with different probability of default parameters.

These parameters are generally derived from internally developed statistical models combined with historical, current and forward-looking customer and macro-economic data.

For accounting purposes, the 12-month and lifetime PD represent the expected point-in-time probability of a default over the next 12 months and remaining lifetime of the financial instrument, respectively, based on conditions existing at the balance sheet date and future economic conditions that affect credit risk. The LGD represents expected loss conditional on default, taking into account the mitigating effect of collateral, its expected value when realized and the time value of money. The EAD represents the expected exposure at default, taking into account the repayment of principal and interest from the balance sheet date to the default event together with any expected drawdown of a facility. The 12-month ECL is equal to the discounted sum over the next 12 months of the monthly PD multiplied by the LGD and EAD. Lifetime ECL is calculated using the discounted sum of monthly PD over the full remaining life multiplied by the LGD and EAD.

The Bank will continue to assess and update the parameters used in the ECL model on an ongoing basis to reflect its loss and recovery experiences and changes in the macroeconomic variables.

Amounts arising from ECL

IFRS 9 requires the recognition of 12-month expected credit losses (the portion of lifetime expected credit losses from default events that are expected within 12 months of the reporting date) if credit risk has not significantly increased since initial recognition (stage 1), and lifetime expected credit losses for financial instruments for which the credit risk has increased significantly since initial recognition (stage 2) or which are credit impaired (stage 3).

Impairment of Financial Instruments by Stage

The table below presents a breakdown of impairment allowance based on stage allocation and asset classification as at 31 December 2019 and 31 December 2018.

As at 31 December 2019

(UA thousands)

	Stage 1	Stage 2	Stage 3	Total
Loan at amortized cost	139,931	65,812	249,197	454,940
Interest receivables	7,541	3,215	311,250	322,006
Treasury investments	194	—	—	194
Guarantees	1,470	—	—	1,470
Total impairment as at 31 December 2019	149,136	69,027	560,447	778,610

As at 31 December 2018

(UA thousands)

	Stage 1	Stage 2	Stage 3	Total
Loan at amortized cost	154,961	58,626	178,365	391,952
Interest receivables	8,991	2,385	279,274	290,650
Treasury investments	213	—	—	213
Guarantees	612	—	3	615
Total impairment as at 31 December 2018	164,777	61,011	457,642	683,430

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The tables below present an analysis of loans – sovereign and non-sovereign – at amortized cost by gross exposure, impairment allowance and coverage ratio based on stage allocation and business segment as at 31 December 2019 and 31 December 2018.

As at 31 December 2019

(UA million)

	Gross exposure				Impairment allowance
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Sovereign	15,520	95	257	15,872	103.11	30.32	97.11	230.54
Non-Sovereign	3,723	308	347	4,378	36.83	35.49	152.08	224.40
Total December 2019	19,243	403	604	20,250	139.94	65.81	249.19	454.94

	Coverage ratio (impairment allowance/gross exposure)
	Stage 1%	Stage 2%	Stage 3%	Total %
Sovereign	0.66	31.92	37.79	1.45
Non-Sovereign	0.99	11.53	43.83	5.13
Total coverage ratio	0.73	16.33	41.26	2.25

As at 31 December 2018

(UA million)

	Gross exposure				Impairment allowance
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Sovereign	14,789	—	256	15,045	105.76	—	85.24	191.00
Non-Sovereign	3,540	422	253	4,215	49.20	58.63	93.12	200.95
Total December 2018	18,329	422	509	19,260	154.96	58.63	178.36	391.95

	Coverage ratio (impairment allowance/gross exposure)
	Stage 1%	Stage 2%	Stage 3%	Total %
Sovereign	0.72	—	33.30	1.27
Non-Sovereign	1.39	13.89	36.81	4.77
Total coverage ratio	0.85	13.89	35.04	2.04

An analysis of changes in ECL allowances in relation to the banks financial assets carried at amortized cost were as follow:

(UA million)

	Stage 1	Stage 2	Stage 3	Total
As at January 2019	164,777	61,011	457,642	683,430
New assets originated or purchased	14,899	—	—	14,899
Assets derecognized or repaid	(615)	(441)	(4,328)	(5,384)
Transfer from Stage 1 to Stage 2	(2,768)	2,768	—	—
Transfer from Stage 2 to Stage 3	—	(20,482)	20,482	—
Transfer from Stage 1 to Stage 3	(1,426)	—	1,426	—
Transfer from Stage 3 to Stage 1	1,348	—	(1,348)	—
Amount written Off	—	—	(18,532)	(18,532)
New and increased provision (net of releases)	(27,079)	26,171	105,105	104,197
At 31 December 2019	149,136	69,027	560,447	778,610

The increase in ECLs was driven by movements between stages (mainly from stage 2 to stage 3) and the increase in impairment rate on loans classified in stage 3 in 2019 compared to 2018.

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Liquidity Risk

Liquidity risk is the potential for loss resulting from insufficient liquidity to meet cash flow needs in a timely manner. Liquidity risk arises when there is a maturity mismatch between assets and liabilities. The Bank’s principal liquidity risk management objective is to hold sufficient liquid resources to enable it to meet all probable cash flow needs for a rolling 1-year horizon without additional financing from the capital markets for an extended period. In order to minimize this risk, the Bank maintains a Prudential Minimum level of Liquidity (PML) based on the projected net cash requirement for a rolling one-year period. The PML is updated quarterly and computed as the sum of four components: 1) 1-year debt service payments; 2) 1-year projected net loan disbursements (loans disbursed less repayments) if greater than zero; 3) loan equivalent value of committed guarantees; and 4) undisbursed equity investments.

To strike a balance between generating adequate investment returns and holding securities that can be easily sold for cash if required, the Bank divides its investment portfolio into tranches with different liquidity objectives and benchmarks. The Bank’s core liquidity portfolio (operational portfolio) is invested in highly liquid securities that can be readily liquidated if required to meet the Bank’s short-term liquidity needs. Probable redemptions of swaps and borrowings with embedded options are included in the computation of the size of the operational tranche of liquidity. In addition to the core liquidity portfolio, the Bank maintains a second tranche of liquidity (the prudential portfolio) that is also invested in relatively liquid securities to cover its expected medium-term operational cash flow needs. A third tranche of liquidity, which is funded by the Bank’s equity resources, is held in a portfolio of fixed income securities intended to collect contractual cash flows with the objective of stabilizing the Bank’s net income. In determining its level of liquidity for compliance with the PML, the Bank includes cash, deposits and securities in all the treasury investments, with appropriate haircuts based on asset class and credit rating.

The contractual maturities of financial liabilities and future interest payments at 31 December 2019 and 2018 were as follows:

Contractual Maturities of Financial Liabilities and Future Interest Payments at 31 December 2019

(UA thousands)

	Carrying Amount	Contractual Cash Flow	1 year or less	More than 1 year but less than 2 years	More than 2 years but less than 3 years	More than 3 years but less than 4 years	More than 4 years but less than 5 years	More than 5 years
Financial liabilities
with derivatives
Derivative liabilities	(392,812)	504,247	28,924	229,757	(7,246)	153,264	57,501	42,047
Borrowings at fair value	25,017,306	27,119,976	5,124,819	4,508,013	5,581,009	2,467,949	2,114,376	7,323,810
	24,624,494	27,624,223	5,153,743	4,737,770	5,573,763	2,621,213	2,171,877	7,365,857
Financial liabilities
without derivatives
Accounts payable	1,760,081	1,760,081	1,760,081	—	—	—	—	—
Borrowings at amortized cost	449,565	585,451	50,817	139,107	133,795	187,053	846	73,833
	2,209,646	2,345,532	1,810,898	139,107	133,795	187,053	846	73,833

Total financial liabilities	26,834,140	29,969,755	6,964,641	4,876,877	5,707,558	2,808,266	2,172,723	7,439,690

Represented by:
Derivative liabilities	(392,812)	504,247	28,924	229,757	(7,246)	153,264	57,501	42,047
Accounts payable	1,760,081	1,760,081	1,760,081	—	—	—	—	—
Borrowings	25,466,871	27,705,427	5,175,636	4,647,120	5,714,804	2,655,002	2,115,222	7,397,643

78

Contractual Maturities of Financial Liabilities and Future Interest Payments at 31 December 2018

(UA thousands)

	Carrying Amount	Contractual Cash Flow	1 year or less	More than 1 year but less than 2 years	More than 2 years but less than 3 years	More than 3 years but less than 4 years	More than 4 years but less than 5 years	More than 5 years
Financial liabilities with derivatives
Derivative liabilities	396,764	(883,191)	(129,688)	(45,520)	(90)	(186,757)	13,085	(534,221)
Borrowings at fair value	23,389,010	26,253,571	4,179,131	4,268,331	4,361,336	3,211,302	2,384,209	7,849,262
	23,785,774	25,370,380	4,049,443	4,222,811	4,361,246	3,024,545	2,397,294	7,315,041

Financial liabilities without derivatives
Accounts payable	1,550,663	1,550,663	1,550,663	—	—	—	—	—
Borrowings at amortized cost	600,849	783,893	208,602	48,172	147,497	127,661	178,181	73,780
	2,151,512	2,334,556	1,759,265	48,172	147,497	127,661	178,181	73,780

Total financial liabilities	25,937,286	27,704,936	5,808,708	4,270,983	4,508,743	3,152,206	2,575,475	7,388,821

Represented by:
Derivative liabilities	396,764	(883,191)	(129,688)	(45,520)	(90)	(186,757)	13,085	(534,221)
Accounts payable	1,550,663	1,550,663	1,550,663	—	—	—	—	—
Borrowings	23,989,859	27,037,464	4,387,733	4,316,503	4,508,833	3,338,963	2,562,390	7,923,042

Currency Exchange Risk

Currency risk is the potential loss due to adverse movements in market foreign exchange rates. To promote stable growth in its risk-bearing capacity, the Bank’s principal currency risk management objective is to protect its risk capital from translation risk due to fluctuations in foreign currency exchange rates by matching the currency composition of its net assets to the currency composition of the SDR (UA). The agreement establishing the Bank explicitly prohibits it from taking direct currency exchange exposures by requiring liabilities in any one currency to be matched with assets in the same currency. This is achieved primarily by holding or lending the proceeds of its borrowings (after swap activities) in the same currencies in which they were borrowed (after swap activities). To avoid creating new currency mismatches, the Bank requires its borrowers to service their loans in the currencies disbursed.

Because a large part of its balance sheet is funded by equity resources, which are reported in Units of Account (equivalent to the SDR), the Bank has a net asset position that is potentially exposed to translation risk when currency exchange rates fluctuate. The Bank’s policy is to minimize the potential fluctuation of the value of its net worth measured in Units of Account by matching, to the extent possible, the currency composition of its net assets with the currency basket of the SDR (the Unit of Account). In keeping with the Bank’s currency risk management policy, spot currency transactions are carried out to realign the net assets to the SDR basket each time there is a misalignment or when there is a revision to the SDR currency composition.

The Bank also hedges its exposure to adverse movements on currency exchange rates on its administrative expenses. The distribution of the currencies of the Bank’s recurring administrative expenditures shows a high concentration of expenses in Euros, U.S. Dollars and CFA Francs.

79

Net Currency Position at 31 December 2019

(Amounts in UA thousands)

	Euro	United States Dollar	Japanese Yen	Pound Sterling	Chinese Yuan	Other	Subtotal	Units of Account	Total
Assets
Cash	402,427	2,768	133,420	20,433	—	1,572,357	2,131,405	1,519	2,132,924
Demand obligations	—	—	—	—	—	3,803	3,803	—	3,803
Investments measured at fair value (a)	481,737	31,426	411,258	136,518	20,681	4,452,351	5,533,971	—	5,533,971
Investments at amortized cost	1,515,993	1,754,533	354,038	559,824	639,575	—	4,823,963	—	4,823,963
Accounts receivable	115,931	342,653	45,971	5,668	(63,209)	229,244	676,258	40	676,298
Loans	8,475,713	9,614,173	105,048	883	—	1,741,234	19,937,051	—	19,937,051
Equity participations	80,592	839,501	—	—	—	19,470	939,563	61,760	1,001,323
Other assets	—	—	—	—	—	—	—	98,769	98,769
	11,072,393	12,585,054	1,049,735	723,326	597,047	8,018,459	34,046,014	162,088	34,208,102
Liabilities
Accounts payable	(619,020)	1,292,896	(416,668)	68,362	(1,516,801)	(568,850)	(1,760,081)	—	(1,760,081)
Borrowings	(4,614,946)	(12,741,181)	(1,701,641)	(997,032)	(170,645)	(5,241,426)	(25,466,871)	—	(25,466,871)
Currency swaps on borrowings and related derivatives (b)	(3,615,008)	(2,030,561)	2,005,709	907,617	170,720	2,954,335	392,812	—	392,812
	(8,848,974)	(13,478,846)	(112,600)	(21,053)	(1,516,726)	(2,855,941)	(26,834,140)	—	(26,834,140)

Net Currency position of equity as at 31 December 2019	2,223,419	(893,792)	937,135	702,273	(919,679)	5,162,518	7,211,874	162,088	7,373,962

% of subtotal	30.83	(12.39)	12.99	9.74	(12.75)	71.58	100.00	—	100.00
SDR composition at 31 December 2019	31.29	42.13	7.89	8.16	10.53	—	100.00	—	100.00

(a) Investments measured at fair value comprise:
Investments measured at fair value				5,498,533
Derivative assets				35,438
Derivative liabilities				—
Amount per statement of net currency position				5,533,971

(b) Currency swaps on borrowings comprise:
Derivative assets				1,035,961
Derivative liabilities				(643,149)
Net swaps on borrowings per statement of net currency position				392,812

80

Net Currency Position at 31 December 2018

(Amounts in UA thousands)

	Euro	United States Dollar	Japanese Yen	Pound Sterling	Chinese Yuan	Other	Subtotal	Units of Account	Total
Assets
Cash	164,534	53,551	600,584	5,138	—	1,251,969	2,075,776	(12,034)	2,063,742
Demand obligations	—	—	—	—	—	3,801	3,801	—	3,801
Investments measured at fair value (a)	873,896	4,662,154	419	105,640	976	87,116	5,730,201	—	5,730,201
Investments at amortized cost	1,412,274	1,752,098	384,616	550,147	657,370	—	4,756,505	—	4,756,505
Non-negotiable instruments on account of capital	—	24	—	—	—	—	24	—	24
Accounts receivable	112,410	340,871	37,082	10,566	6,541	172,172	679,642	726	680,368
Loans	7,595,392	9,787,241	(162,068)	1,302		1,723,085	18,944,952	—	18,944,952
Equity participations	72,474	694,598	—	—	—	19,922	786,994	61,707	848,701
Other assets	—	—	—	—	—	—	—	94,769	94,769
	10,230,980	17,290,537	860,633	672,793	664,887	3,258,065	32,977,895	145,168	33,123,063
Liabilities
Accounts payable	(182,403)	883,570	(540,815)	64,985	154,235	(1,930,235)	(1,550,663)	—	(1,550,663)
Borrowings	(3,706,864)	(13,395,604)	(1,585,252)	(450,254)	—	(4,851,885)	(23,989,859)	—	(23,989,859)
Currency swaps on borrowings and related derivatives(b)	(4,148,968)	(1,176,343)	1,834,254	360,477		2,733,816	(396,764)	—	(396,764)
	(8,038,235)	(13,688,377)	(291,813)	(24,792)	154,235	(4,048,304)	(25,937,286)	—	(25,937,286)
Currency position of equity as at 31 December 2018	2,192,745	3,602,160	568,820	648,001	819,122	(790,239)	7,040,609	145,168	7,185,777

% of subtotal	31.14	51.16	8.08	9.20	11.63	(11.22)	100.00	—	100.00
SDR composition at 31 December 2018	31.86	41.90	7.72	7.85	10.68	—	100.00	—	100.00

(a) Investments measured at fair value comprise:
Investments measured at fair value			5,722,293
Derivative assets			8,186
Derivative liabilities			(278)
Amount per statement of net currency position			5,730,201

(b) Currency swaps on borrowings comprise:
Derivative assets			647,246
Derivative liabilities			(1,044,010)
Net swaps on borrowings per statement of net currency position			(396,764)

Currency Risk Sensitivity Analysis

As described in the previous section, the Bank manages its currency risk exposure by matching, to the extent possible, the currency composition of its net assets with the currency basket of the SDR. The SDR is composed of a basket of five currencies, namely the U.S. Dollar, Euro, Japanese Yen, Pound Sterling and Chinese Yuan Renminbi. The weight of each currency in the basket is determined and reviewed by the International Monetary Fund (IMF) every five years. With effect from 1 October 2016, the IMF formally approved the inclusion of the Chinese Yuan Renminbi (CNY) in Special Drawing Rights (SDR) with a weight of 10.92 percent. The SDR rate represents the sum of specific amounts of the five basket currencies valued in U.S. Dollars, on the basis of the exchange rates quoted at noon each day in the London market.

Currency risks arise with the uncertainty about the potential future movement of the exchange rates between these currencies on the one hand, and between the exchange rates of the SDR currencies and the other non-SDR currencies (mainly African currencies) used by the Bank on the other hand. In this regard, the Bank carries out an annual sensitivity analysis of the translation results of its net assets with regard to the movement of the different exchange rates. The analysis consists of a set of scenarios where the exchange rates between the U.S. Dollar and the other SDR and African currencies are stretched out by large margins (10 percent appreciation/depreciation).

81

The following tables illustrate the sensitivity of the Bank’s net assets to currency fluctuations due to movements in the exchange rate of the currencies in the SDR basket as of 31 December 2019 and 2018, respectively. The sensitivity analysis shown assumes a separate 10 percent appreciation/depreciation for each currency in the basket against the U.S. dollar. Due to a moderate change in the African currency holdings, the table also includes the effect of a 10 percent appreciation/depreciation of each African currency against the SDR. Under the different scenarios, the currency risk management strategy of the Bank shows a minimal change in net assets as a result of currency mismatches.

Sensitivity of the Bank’s net Assets to Currency Fluctuations as at 31 December 2019

(Amounts in UA millions)

	US Dollar	Euro	Japanese Yen	Pound Sterling	Chinese Yuan	Other Currencies	Net Assets	Change in Net Assets Gain/(Loss)	Basis Point Change of Total Net Assets
Net assets resulting from a 10% appreciation against the USD
EUR	3,043.73	2,473.33	623.36	628.62	770.64	19.35	7,559.03	(4.20)	6bps
GBP	3,113.60	2,300.09	637.67	707.35	788.33	19.35	7,566.39	3.16	4bps
JPY	3,114.39	2,300.68	701.62	643.21	788.53	19.35	7,567.77	4.55	6bps
CNY	3,106.27	2,294.68	636.17	641.53	865.12	19.35	7,563.12	(0.10)	0bps
Net assets resulting from 10% appreciation from each African currency against the SDR	3,139.04	2,318.88	642.88	648.30	794.77	21.28	7,565.16	1.93	6bps

Net assets resulting from a 10% depreciation against the USD
EUR	3,231.01	2,169.84	661.72	667.30	818.05	19.35	7,567.28	4.05	6bps
GBP	3,162.53	2,336.24	647.69	593.78	800.72	19.35	7,560.31	(2.92)	4bps
JPY	3,161.79	2,335.69	588.67	653.00	800.53	19.35	7,559.03	(4.20)	6bps
CNY	3,169.44	2,341.34	649.11	654.58	729.51	19.35	7,563.32	0.10	0bps

Net assets resulting from a 10% depreciation of each African currency against the SDR	3,139.04	2,318.88	642.88	648.30	794.77	17.59	7,561.47	(1.76)	2bps

Assumptions
Base net assets	3,139.04	2,318.88	642.88	648.30	794.77	19.35	7,563.23	—	—
Add: Fair valuation effects on borrowings & derivatives	172.97	(76.03)	60.01	8.28	(3.34)	(351.15)	(189.26)	—	—
Base net assets (including fair valuation of borrowings and derivatives)	3,312.01	2,242.86	702.89	656.58	791.42	(331.80)	7,373.96	—	—
Currency weight	0.58	0.39	11.90	0.09	1.02	—	—	—	—
Base exchange rate	1.39	1.23	150.36	1.05	9.64	—	—	—	—

82

Sensitivity of the Bank’s Net Assets to Currency Fluctuations as at 31 December 2018

(Amounts in UA millions)

	US Dollar	Euro	Japanese Yen	Pound Sterling	Chinese Yuan	Other Currencies	Net Assets	Change in Net Assets Gain/(Loss)	Basis Point Change of Total Net Assets
Net assets resulting from a 10% appreciation against the USD
EUR	2,902.99	2,452.01	528.65	598.86	764.91	27.29	7,274.71	(1.04)	1bps
GBP	2,972.22	2,282.26	541.26	674.46	783.15	27.29	7,280.64	4.90	7bps
JPY	2,972.47	2,282.46	595.43	613.20	783.22	27.29	7,274.07	(1.67)	2bps
CNY	2,964.03	2,275.97	539.76	611.45	859.09	27.29	7,277.59	1.86	3bps
Net assets resulting from 10% appreciation from each African currency against the SDR	2,995.54	2,300.17	545.50	617.95	789.30	30.02	7,278.48	2.73	4bps
Net assets resulting from a 10% depreciation against the USD
EUR	3,084.95	2,153.47	561.78	636.40	812.86	27.29	7,276.75	1.00	1bps
GBP	3,017.05	2,316.69	549.42	565.81	794.97	27.29	7,271.23	(4.52)	6bps
JPY	3,016.81	2,316.51	499.43	622.34	794.90	27.29	7,277.30	1.55	2bps
CNY	3,024.77	2,322.61	550.83	623.98	724.55	27.29	7,274.03	(1.72)	2bps
Net assets resulting from a 10% depreciation of each African currency against the SDR	2,995.54	2,300.17	545.50	617.95	789.30	24.81	7,273.27	(2.48)	3bps
Assumptions
Base net assets	2,995.54	2,300.17	545.50	617.95	789.30	27.29	7,275.75	—	—
Add: Fair valuation effects on borrowings & derivatives	220.40	(123.71)	97.25	—	—	(283.91)	(89.97)	—	—
Base net assets (including fair valuation of borrowings and derivatives)	3,215.94	2,176.46	642.75	617.95	789.30	(256.62)	7,185.78	—	—
Currency weight	0.58	0.39	11.90	0.09	1.02	—	—	—	—
Base exchange rate	1.39	1.21	153.38	1.10	9.57	—	—	—	—

Interest Rate Risk

The Bank’s interest rate risk sensitivity is comprised of the following two elements:

1.	the sensitivity of the interest margin between the rate the Bank earns on its assets and the cost of the borrowings funding such assets; and

2.	the sensitivity of the income on assets funded by equity resources to changes in interest rates.

The Bank’s principal interest rate risk management objective is to generate a stable overall net interest margin that is not overly sensitive to sharp changes in market interest rates, but yet adequately responsive to general market trends.

83

Interest rate risk position as at 31 December 2019 and 2018 was as follows:

Interest Rate Risk Position as at 31 December 2019

(UA thousands)

	1 year or less	More than 1 year but less than 2 years	More than 2 years but less than 3 years	More than 3 years but less than 4 years	More than 4 years but less than 5 years	More than 5 years	Not interest bearing funds	Total
Cash	2,132,924	—	—	—	—	—	—	2,132,924
Demand obligations	3,803	—	—	—	—	—	—	3,803
Treasury investments (a)	5,883,046	465,860	534,840	607,440	642,080	2,179,170	45,498	10,357,934
Accounts receivable	676,298	—	—	—	—	—	—	676,298
Loans—disbursed and outstanding	17,502,604	374,090	356,521	289,397	390,971	1,362,961	(414)	20,276,130
Hedged loans-fair value adjustment	—	—	—	—	—	—	115,861	115,861
Accumulated impairment for loan losses	—	—	—	—	—	—	(454,940)	(454,940)
Equity participations	—	—	—	—	—	—	1,001,323	1,001,323
Other assets	—	—	—	—	—	—	98,769	98,769
	26,198,675	839,950	891,361	896,837	1,033,051	3,542,131	806,097	34,208,102
Liabilities
Accounts payable	(1,760,081)	—	—	—	—	—	—	(1,760,081)
Borrowings (b)	(25,040,624)	(148)	(1,660)	(72,439)	(151,018)	(296)	192,126	(25,074,059)
Macro-hedge swaps	(20,544)	—	4,639	15,905	—	—	—	—
	(26,821,249)	(148)	2,979	(56,534)	(151,018)	(296)	192,126	(26,834,140)
Interest rate risk position as at 31 December 2019	(622,574)	839,802	894,340	840,303	882,033	3,541,835	998,223	7,373,962
(a) Treasury investments comprise:
Treasury investments			10,322,496
Derivative assets – investments			35,438
Derivative liabilities – investments			—
Amount per statement of interest rate risk			10,357,934
(b) Borrowings comprise:
Borrowings			25,466,871
Derivative assets – borrowings			(1,035,961)
Derivative liabilities – borrowings			643,149
Net borrowings per statement of interest rate risk			25,074,059

84

Interest Rate Risk Position as at 31 December 2018

(UA thousands)

	1 year or less	More than 1 year but less than 2 years	More than 2 years but less than 3 years	More than 3 years but less than 4 years	More than 4 years but less than 5 years	More than 5 years	Not interest bearing funds	Total
Assets
Cash	2,063,742	—	—	—	—	—	—	2,063,742
Demand obligations	3,801	—	—	—	—	—	—	3,801
Treasury investments (a)	6,077,582	348,840	426,550	534,420	596,530	2,463,360	39,424	10,486,706
Non-negotiable instruments on account of capital	24	—	—	—	—	—	—	24
Accounts receivable	680,368	—	—	—	—	—	—	680,368
Loans – disbursed and outstanding	16,067,415	502,979	368,857	349,004	281,605	1,714,156	(530)	19,283,486
Hedged loans – fair value adjustment	—	—	—	—	—	—	53,418	53,418
Accumulated impairment for loan losses		—	—	—	—	—	(391,952)	(391,952)
Equity participations	—	—	—	—	—	—	848,701	848,701
Other assets	—	—	—	—	—	—	94,769	94,769
	24,892,932	851,819	795,407	883,424	878,135	4,177,516	643,830	33,123,063
Liabilities
Accounts payable	(1,550,663)	—	—	—	—	—	—	(1,550,663)
Borrowings (b)	(24,185,653)	(141,653)	(210)	(2,240)	(72,029)	(150,464)	165,626	(24,386,623)
Macro-hedge swaps	(20,111)	—	4,541	15,570	—	—	—	—
	(25,756,427)	(141,653)	4,331	13,330	(72,029)	(150,464)	165,626	(25,937,286)
Interest rate risk position as at 31 December 2018*	(863,495)	710,166	799,738	896,754	806,106	4,027,052	809,456	7,185,777

* Interest rate risk position represents equity.

(a) Treasury investments comprise:
Treasury investments	10,478,798
Derivative assets — investments	8,186
Derivative liabilities — investments	(278)
Amount per statement of interest rate risk	10,486,706
(b) Borrowings comprise:
Borrowings	23,989,859
Derivative assets — borrowings	(647,246)
Derivative liabilities — borrowings	1,044,010
Net borrowings per statement of interest rate risk	24,386,623

85

Interest Rate Risk on Assets Funded by Debt

Two-thirds of the Bank’s interest-rate-sensitive assets are funded by debt. The Bank seeks to generate a stable net interest margin on assets funded by debt by matching the interest rate characteristics of each class of assets with those of the corresponding liabilities.

In 1990, the Bank began offering “variable rate” loans. The interest rate on these loans resets semi-annually based on the average cost of a dedicated pool of the Bank’s borrowings. These pools are funded with a mix of fixed-rate and floating rate borrowings to provide borrowers with broadly stable interest rates that gradually track changes in market interest rates. The cost of funds pass- through formulation incorporated in the lending rates charged on the Bank’s pool-based loans has traditionally helped to minimize the interest rate sensitivity of the net interest margin on this part of its loan portfolio. In view of declining demand for this product in favor of market-based loans, the Bank is carefully managing the gradual winding down of the designated funding pools.

Since 1997, the Bank offers fixed and floating rate loans whose interest rate is directly linked to market interest rates (market-based loans). For the market-based loan products, the Bank’s net interest margin is preserved by using swaps to align the interest rate sensitivity of the loans with that of the Bank’s underlying funding reference (six-month LIBOR floating rate). The Bank may also provide borrowers with risk management products such as swaps to modify the currency and interest rate terms of its market-based loan products. Although it retains the credit risks of the borrower, the Bank eliminates the associated market risk on these risk management products by simultaneously laying off market risks with an approved derivative counterparty.

For the portfolio of liquid assets funded by borrowings, the Bank protects its net interest margin by managing its investments within limits around benchmarks that replicate the interest rate characteristics of the underlying funding for each portfolio tranche. The portfolio of liquid assets funded by borrowings is currently divided into two tranches to reflect the different business purposes and underlying funding. The core part of the investment portfolio is held to comply with the Bank’s liquidity policy and uses a six-month LIBOR floating rate benchmark. The operational liquidity portfolio is managed to meet projected operational cash flow needs and uses a one-month LIBOR floating rate benchmark.

The Bank diversifies the sources of its funding by issuing debt in a variety of markets and instruments. Unless fixed rate funding is required for one of its pool-based loan products, the Bank protects its net interest margin by simultaneously swapping all new borrowings into floating rate in one of the Bank’s active currencies on a standard nine-month LIBOR rate reference. Where the Bank issues structured debt, the Bank simultaneously enters into a swap with matching terms to synthetically create the desired six-month LIBOR-based floating rate funding. For risk management purposes, callable funding is considered as one alternative to issuing short-term debt such as Euro commercial paper. The Bank manages refinancing risk by: (i) limiting the amount of debt that will mature or is potentially callable within one year to 25 percent of the outstanding debt portfolio, and (ii) trying to match the average maturity of loans priced with a fixed spread with borrowing with similar lifetime.

Interest Rate Risk on Assets Funded by Equity

The second principal source of interest rate risk is the interest rate sensitivity of the income earned from funding a significant portion of the Bank’s assets with equity resources. These assets are mostly made up of fixed rate loans and investments with an average duration of 5 years. Changes in market interest rates in the currencies of the Bank’s equity resources (the SDR) affect the net interest margin earned on assets funded by equity. In general, lower nominal market interest rates result in lower lending and investment rates, which in the long term reduce the nominal earnings on the Bank’s equity resources.

The Bank manages the interest rate profile of the assets funded by equity resources with the objective of reducing the sensitivity of the net interest margin to fluctuations in market interest rates. This is achieved by continuously adjusting the repricing profile of the assets funded by the Bank’s equity resources (fixed rate loans and investments) to match a repricing profile benchmark. The Bank’s repricing profile benchmark is a 10-year ladder whereby a uniform 10 percent of the Bank’s assets is funded by equity and repriced in each year. Using this benchmark, the Bank’s net interest margin on assets funded by equity tends to track a 10-year moving average of 10-year maturity SDR interest rates.

At the end of December 2019, the Bank’s overall repricing profile was closely aligned to the benchmark in almost all annual buckets.

Net Interest Margin Sensitivity

A parallel upward shift in the SDR curve of 100 bps would have generated a maximum gain in income statement of UA 5.10 million and UA 4.96 million as of 31 December 2019 and 2018, respectively.

Fair Value Sensitivity

Movements in interest rates also have an impact on the values of assets and liabilities that are reported in the financial statements at FVTPL. The table below shows the effect of a parallel yield curve movement of +/- 1bp of each of the currencies in the investment portfolio and the borrowings and derivative portfolios as of 31 December 2019 (2018: 100bps). The market experienced low and negative interest rates during the year. As such, the sensitivity analysis for 31 December 2019 was computed on the basis of 1bp, which is the change that was reasonably possible as at the reporting date.

86

(UA thousands)

(UA thousands)
	Upward Parallel Shift		Downward Parallel Shift
	2019	2018	2019	2018
	Gain/(Loss)	Gain/(Loss)	Gain/(Loss)	Gain/(Loss)
Investments at fair value through profit or loss	792	(12,265)	(799)	14,481
Fair-valued borrowings and derivative portfolio	(6,896)	(470,561)	7,229	412,344

Prepayment Risk

In addition to the two principal sources of interest rate risk described above, the Bank is exposed to prepayment risk on loans committed before 1997 on which the Bank is unable to charge a prepayment penalty. In practice the level of prepayments on such loans has generally been within acceptable levels. For all market-based loans issued since 1997, the Bank protects itself from prepayment risk by linking the prepayment penalty to the cost of redeploying the funds at current market rates. Since 2006, total annual prepayments on loans particularly those committed prior to 1997 have been declining over the years. Prepayments in the year ended 31 December 2019 amounted to UA 22.91 million, compared to prepayments of UA 63.49 million realized in 2018, none of which related to loans committed prior to 1997.

Operational Risk

Like all financial institutions, the Bank is exposed to operational risks arising from its systems and processes.

Operational risks include the risks of losses resulting from inadequate or failed internal processes, people, and/or systems, and from external events which could have a negative financial or adverse reputational impact. Operational risk is present in virtually all the Bank’s transactions and includes losses attributable to failures of internal processes in credit and market operations.

The office of the Group Chief Risk Officer has oversight on operational risk activities across the Bank. This includes the implementation of an Integrated Internal Control Framework (IICF), an Internal Control over Financial Reporting (ICFR) based on the COSO Framework and an Operational Risk Management Framework (ORMF). The ICFR serves as a means of regularly evaluating the effectiveness and efficiency of the Bank’s internal controls in all significant business processes with financial statement impact. As part of this process, Management’s attestation on the adequacy of internal controls over financial reporting is published in the Bank’s Annual Report.

The ORMF which was revised in 2019 ensures a structured and well-coordinated approach to risk identification and assessment, risk mitigation and control as well as risk reporting across the Bank. It also provides the basis for applying an advanced standard in measuring operational risk capital. Currently, the Bank’s Capital Adequacy and Exposure Management Framework provides for an operational risk capital charge of 15 percent of the average operating income for the preceding 3 years, in line with Basel II recommendations for operational risk.

It is the primary responsibility of the management of each business unit to implement adequate controls in their respective business processes based on the prevailing institutional standards. Management is required to sign attestation of compliance annually.

Compliance with institutional standards is verified through periodic reviews undertaken by the Office of the Auditor General of the Bank. The results of internal audit reviews are discussed with the Management of the relevant business unit(s), with summaries submitted to Senior Management of the Bank and the Audit and Finance Committee of the Board of Directors.

The Bank also has a contingency and business continuity plan which aims to ensure the continuity of its operations and protect the interests of all the key stakeholders of the Bank Group, namely, the member countries (borrowing and non-borrowing), bondholders and other creditors as well as employees and their families, in the event of any disturbance in its office locations. Three key organs in the Bank ensure the oversight and implementation of the plan: (i) the Executive Crisis Committee, chaired by the President of the Bank, makes the key decisions based on recommendations from the Operations Crisis Committee (OCC); (ii) the OCC, chaired by the Corporate Vice President, closely monitors all developments affecting the Bank and advises on measures necessary to mitigate the relevant risks; and (iii) the Business Continuity Plan Unit (BCPU) follows up on the implementation of decisions made and is also responsible for periodic tests of the overall business continuity preparedness of the Bank and staff.

Other elements of the Bank’s operational risk management practices include compliance with the Code of conduct and staff rules, the work of the Integrity and Anti-Corruption Department (IACD) and the existence of a whistleblower protection policy.

87

Note E – Financial assets and liabilities

The tables below set out the classification of each class of financial assets and liabilities, and their respective fair values as at 31

December 2019 and 2018:

Analysis of Financial Assets and Liabilities by Measurement Basis

(UA thousands)

	Financial Assets and Liabilities through Profit or Loss		Fair Value through Other Comprehensive Income	Financial Assets and Liabilities at Amortized Cost	Total Carrying Amount	Fair Value
31 December 2019	Mandatorily at Fair value	Designated at Fair Value
Cash	—	—	—	2,132,924	2,132,924	2,132,924
Demand obligations	—	—	—	3,803	3,803	3,803
Treasury investments	5,498,533	—	—	4,823,963	10,322,496	10,463,140
Derivative assets	1,071,399	—	—	—	1,071,399	1,071,399
Non-negotiable instruments on	—	—	—	—	—	—
account of capital
Accounts receivable	—	—	—	676,298	676,298	676,298
Loans	25,696	—	—	19,795,494	19,821,190	19,821,190
Equity participations	—	—	1,001,323	—	1,001,323	1,001,323
Total financial assets	6,595,628	—	1,001,323	27,432,482	35,029,433	35,170,077
Accounts payable	—	—	—	1,760,081	1,760,081	1,760,081
Derivative liabilities	643,149	—	—	—	643,149	643,149
Borrowings	—	25,017,306	—	449,565	25,466,871	24,534,897
Total financial liabilities	643,149	25,017,306	—	2,209,646	27,870,101	26,938,127

(UA thousands)

31 December 2018	Financial Assets and Liabilities through Profit or Loss		Fair Value through Other Comprehensive Income	Financial Assets and Liabilities at Amortized Cost	Total Carrying Amount	Fair Value
	Mandatorily at Fair value	Designated at Fair Value
Cash	—	—	—	2,063,742	2,063,742	2,063,742
Demand obligations	—	—	—	3,801	3,801	3,801
Treasury investments	5,722,293	—	—	4,756,505	10,478,798	10,524,556
Derivative assets	655,432	—	—	—	655,432	655,432
Non-negotiable instruments on	—	—	—	24	24	24
account of capital
Accounts receivable	—	—	—	680,369	680,369	680,369
Loans	23,543	—	—	18,867,991	18,891,534	18,891,534
Equity participations	—	—	848,701	—	848,701	848,701
Total financial assets	6,401,268	—	848,701	26,372,432	33,622,401	33,668,159
Accounts payable	—	—	—	1,550,663	1,550,663	1,550,663
Derivative liabilities	1,044,288	—	—	—	1,044,288	1,044,288
Borrowings	—	23,389,010	—	600,849	23,989,859	24,036,680
Total financial liabilities	1,044,288	23,389,010	—	2,151,512	26,584,810	26,631,631

88

The table below classifies the Bank’s financial instruments that were carried at fair value at 31 December 2019 and 2018 into three levels reflecting the relative reliability of the measurement bases, with level 1 as the most reliable.

(UA thousands)

	Quoted prices in active markets for the same instrument		Valuation techniques for which all significant inputs are based on observable market data		Valuation techniques for which any significant input is not based on observable market data
	(Level 1)		(Level 2)		(Level 3)		Total
	2019	2018	2019	2018	2019	2018	2019	2018
Treasury investments	3,532,248	3,948,788	1,960,038	1,765,498	6,245	8,007	5,498,531	5,722,293
Derivative assets	35,133	6,340	1,000,810	643,124	35,456	5,968	1,071,399	655,432
Loans	—	—	25,696	23,543		—	25,696	23,543
Equity participation	9,324	9,936	—	—	991,999	838,765	1,001,323	848,701
Total financial assets	3,576,705	3,965,064	2,986,544	2,432,165	1,033,700	852,740	7,596,949	7,249,969
Derivative liabilities	—	—	602,830	1,001,541	40,319	42,747	643,149	1,044,288
Borrowings	15,241,290	14,748,631	8,587,070	8,364,354	1,188,946	276,025	25,017,306	23,389,010
Total financial liabilities	15,241,290	14,748,631	9,189,900	9,365,895	1,229,265	318,772	25,660,455	24,433,298

The Bank’s policy is to recognize transfers out of level 3 as of the date of the event or change in circumstances that caused the transfer.

Investments whose values are based on quoted market prices in active markets, and are therefore classified within Level 1, include active listed equities, exchange-traded derivatives, U.S. government treasury bills and certain non-US sovereign obligations. The Bank does not adjust the quoted price for these instruments.

Financial instruments that trade in markets that are not considered to be active but are valued based on quoted market prices, dealer quotations or alternative pricing sources supported by observable inputs are classified within Level 2. These include investment-grade corporate bonds and certain non-US sovereign obligations, listed equities, over-the-counter derivatives and a convertible loan. As Level 2 investments include positions that are not traded in active markets and/or are subject to transfer restrictions, valuations may be adjusted to reflect illiquidity and/or non-transferability, which are generally based on available market information.

Investments classified within Level 3 have significant unobservable inputs, as they trade infrequently or do not trade at all. Instruments in Level 3 include loans to regional member countries, private equity and corporate debt securities including some structured asset and mortgage-backed instruments. As observable prices are not available for these securities, the Bank has used valuation techniques to derive the fair value.

However, the fair value of loans measured at amortized cost are deemed to approximate their carrying value net of impairment loss while the fair values of some securities are derived merely for disclosure purposes rather than for reporting on the balance sheet.

The primary products classified at Level 3 are as follows:

Debt Securities - Asset and Mortgage-Backed Securities

Due to the lack of liquidity in the market and the prolonged period of time under which many securities have not traded, obtaining external prices is not a strong enough measure to determine whether an asset has an observable price or not. Therefore, once external pricing has been verified, an assessment is made whether each security is traded with significant liquidity based on its credit rating and sector. If a security is of low credit rating and/or is traded in a less liquid sector, it will be classified as Level 3. Where third party pricing is not available, the valuation of the security will be estimated from market standard cash flow models with input parameter assumptions which include prepayment speeds, default rates, discount margins derived from comparable securities with similar vintage, collateral type, and credit ratings. These securities are also classified as Level 3.

89

Equity Shares - Private Equity

The fair value of investments in unlisted entities is assessed using appropriate methods, for example, discounted cash flows or Net Asset Value (NAV). The fair value of the Bank’s equity participations is estimated as the Bank’s percentage ownership of the net asset value of the investments.

Derivatives

Trading derivatives are classified at Level 3 if there are parameters which are unobservable in the market, such as products where the performance is linked to more than one underlying. Examples are derivative transactions and derivatives attached to local currency transactions. These unobservable correlation parameters could only be implied from the market, through methods such as historical analysis and comparison to historical levels or benchmark data.

Reconciliation of Level 3 Fair Value Balances

Reconciliation of fair value balances measured using valuation techniques with no significant input from observable market data (level 3 hierarchy) at 31 December 2019 and 2018 is as follows:

(UA thousands)

	Investments at Fair Value through Profit and Loss	Investments at Fair Value through Other Comprehensive Income	Derivative Assets	Derivative Liabilities	Borrowings
2018
Balance at January 1, 2018	9,755	768,193	11,410	(39,859)	(244,831)
Gain/(Losses) recognized in income statement	(1,502)	—	(429)	(12,466)	(1,839)
Losses recognized in statement of comprehensive		24,024	—	—	(21,066)
income
Purchases, issues and settlements (net)	(469)	73,411	510	4,194	—
Reclassification	—	—	—	—	(8,287)
Translation effects	223	(26,862)	479	(618)	—
Transfer between assets and liabilities		(6,002)	6,002	—
Balance at 31 December 2018	8,007	838,766	5,968	(42,747)	(276,023)
2019
Balance at January 1, 2018	8,007	838,766	5,968	(42,747)	(276,023)
Gain/(Losses) recognized in income statement	(1,165)	—	(2,127)	(8,370)	31,550
Gains recognized in statement of comprehensive	—	4,500	—	—	—
income
Purchases, issues and settlements (net)	(639)	155,473	662	(2,849)	(398,505)
Reclassification	—	—	23,167	(2,271)	(533,600)
Translation effects	42	(6,740)	8,801	14,903	(12,368)
Transfer between assets and liabilities	—	—	(1,015)	1,015	—
Balance at 31 December 2019	6,245	991,999	35,456	(40,319)	(1,188,946)

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Fair Value of Financial Assets and Liabilities at Amortized Cost Based on Three-Level Hierarchy

The table below classifies the fair value of the Bank’s financial instruments that were carried at amortized cost at 31 December 2019 and 2018 into three levels reflecting the relative reliability of the measurement bases, with level 1 as the most reliable.

(UA thousands)

	Quoted prices in active markets for the same instrument		Valuation techniques for which all significant inputs are based on observable market data		Valuation techniques for which any significant input is not based on observable market data
	(Level 1)		(Level 2)		(Level 3)		Total
	2019	2018	2019	2018	2019	2018	2019	2018
Treasury investments	4,964,608	4,802,289	—	—	—	—	4,964,608	4,802,289
Loans	—	—	—	—	19,795,494	18,891,534	19,795,494	18,891,534
Total financial assets	4,964,608	4,802,289	—	—	19,795,494	18,891,534	24,760,102	23,693,823
Borrowings	—	—	330,729	551,214	153,793	94,045	484,522	645,259
Total financial liabilities	—	—	330,729	551,214	153,793	94,045	484,522	645,259

Quantitative Information about Fair Value Measurements Using Significant Unobservable Inputs (Level 3)

The table below shows the valuation techniques used in the determination of fair values for financial assets within level 3 of the measurement hierarchy as well as the key unobservable inputs used in the valuation models. The Bank has determined that market participants would use the same inputs in pricing the financial instruments. Management considers that changing the unobservable inputs described below to reflect other reasonably possible alternative assumptions would not result in a significant change in the estimated fair value.

Type of Financial Instrument	Valuation Approach	Key Unobservable Input	Inter-relationship between Key Unobservable Inputs and Fair Value Measurement
Treasury investments Time deposits Asset-backed securities Government and agency obligations Corporate bond Financial institutions Supranational	Discounted cash flow Comparable pricing	Credit spread Conditional prepayment rate Constant default rate Expected payments profile following default Loss-given default yield	Increase in rate reduces fair value
Loans Fixed rate Floating rate	Discounted cash flow	Average cost of capital Probability of default, loss given default	A high probability of default results in lower fair value
Derivative assets	Options model	Volatility of credit Counterparty credit risk Own credit risk	—
Equity participations	Net asset value	NA	NA
Derivative liabilities	Discounted cash flow	Volatility of credit Credit spreads	—
Borrowings	Consensus pricing	Offered quotes Own credit	—

91

Significant Unobservable Inputs

Although the Bank believes that its estimates of fair value are appropriate, the use of different methodologies or assumptions could lead to different fair value results.

The valuation techniques applied with significant unobservable inputs are described briefly below:

Comparable pricing

Comparable pricing refers to the method where valuation is done by calculating an implied yield from the price of a similar comparable observable instrument. The comparable instrument for a private equity investment is a comparable listed company. The comparable instrument in case of bonds is a similar comparable but observable bond. This may involve adjusting the yield to derive a value for the unobservable instrument.

Yield

Yield is the interest rate that is used to discount the future cash-flows in a discounted cash-flow model.

Correlation

Correlation is the measure of how movement in one variable influences the movement in another variable. Credit correlation generally refers to the factor that describes the relationship between the probability of individual entities to default on obligations and the joint probability of multiple entities to default on obligations. Similarly, equity correlation is the correlation between two equity instruments. An interest rate correlation refers to the correlation between two swap rates. Foreign Exchange (FX) correlation represents the correlation between two different exchange rates.

Liquidity Discount

A liquidity discount is primarily applied to unlisted firms to reflect the fact that these stocks are not actively traded. An increase in liquidity discount in isolation will result in unfavorable movement in the fair value of the unlisted firm.

Volatility

Volatility represents an estimate of how much a particular instrument, parameter or Index will change in value over time. Volatilities are generally implied from the observed option prices. For certain instruments, volatility may change with strike and maturity profile of the option.

Credit Spreads

Credit spreads represent the additional yield that a market participant would demand for accepting an exposure to the credit risk of an instrument. A change in the assumptions could lead to different fair value results.

Sensitivity Analysis of Valuations of Level 3 Assets and Liabilities Using Unobservable Inputs

For fair value measurements in level 3, changing one or more of the assumptions used would have the following effects:

Investments

The fair value of level 3 investments is sensitive to sources of pricing used. The fair value variance arising from using other sources of prices amounted to almost nil. (2018: almost nil).

Borrowings and Derivatives

The table below shows the effect of a parallel yield curve movement of +/- 1bp of each of the currencies in the borrowings and derivatives as of 31 December 2019 (2018: 100bps). The market experienced low and negative interest rates during the year. As such, the sensitivity analysis for 31 December 2019 was computed on the basis of 1bp, which is the change that was reasonably possible as at the reporting date.

(UA thousands)

	Upward Parallel Shift		Downward Parallel Shift
	Gain/(Loss)		Gain/(Loss)
	2019	2018	2019	2018
Fair-valued level 3 borrowings and derivative portfolios	(119)	(24,659)	(2,647)	19,960

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Day One Profit and Loss - Unrecognized Gains/Losses as a Result of the Use of Valuation Models Using Unobservable Inputs

The unamortized balances of day one profit and loss at 31 December 2019 and 2018 were made up as follows:

(UA thousands)
	2019	2018
Balance at 1 January	206,001	201,048
New transactions	9,917	23,679
Amounts recognized in income statement during the year	(9,412)	(16,463)
Translation effects	1,987	(2,263)
Balance at 31 December	208,493	206,001

Note F – Treasury investments

As part of its overall portfolio management strategy, the Bank invests in government, agency, supranational, bank and corporate obligations, time deposits, mortgage and asset-backed securities, funded risk participation program, secured lending transactions, resale agreements and related derivative instruments including futures, forward contracts, cross-currency swaps, interest rate swaps, options and short sales.

For government, agency and supranational obligations with final maturity longer than 1 year and less than 15 years, the Bank may only invest in obligations with counterparties having a minimum credit rating of AA- or unconditionally guaranteed by governments of member countries or other official entities with the same rating criteria. For maturities beyond 15 years and up to 30 years, a AAA rating is required. For mortgage and asset-backed securities, the Bank may only invest in securities with a

AAA  credit rating. For bank and corporate obligations with final maturity longer than 6 months and less than 5 years, the Bank may only invest with counterparties having a minimum credit rating of AA-. AAA rating is required for debt obligations beyond

5 years and up to 10 years. The purchases of currency or interest rate options are permitted only if the life of the option contract does not exceed 1 year. Such transactions are only executed with counterparties with credit ratings of AA- or above. All derivative transactions, including options, cross-currency and interest rate swaps including asset swap transactions, are only permitted with approved counterparties or guaranteed by entities with which the Bank has entered into Master Derivative Agreements and a Collateral Support Agreement with minimum credit ratings of A-/A3 at the time of the transaction.

As at December 31, 2019, the Bank had received collateral with fair value of UA 575.37 million (2018: UA 196.25 million) in connection with swap agreements. This was in the form of cash and has been recorded on the balance sheet with a corresponding liability included in “Other Accounts Payable”. There was no collateral held in the form of liquid financial assets and kept in custody by the Bank.

The composition of treasury investments as at 31 December 2019 and 2018 was as follows:

(UA thousands)

	2019	2018
Treasury investments at amortized costs	4,824,157	4,756,718
Provision for impairment on investments	(194)	(213)
	4,823,963	4,756,505
Treasury investments mandatorily measured at fair value through profit or loss	5,498,533	5,722,293
Total	10,322,496	10,478,798

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Treasury Investments mandatorily measured at FVTPL

A summary of the Bank’s treasury investments mandatorily measured at FVTPL as at 31 December 2019 and 2018 was as follows:

(UA millions)

	US Dollar		Euro		CNY		Other Currencies		All Currencies
	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018
Time deposits	172.11	115.90	—	—	—	—	12.86	—	184.97	115.90
Asset-backed securities	6.24	8.00	—	—	—	—	—	—	6.24	8.00
Government and agency obligations	2,379.65	2,995.19	165.81	312.32	20.68	—	516.07	79.54	3,082.21	3,387.05
Corporate bonds	109.40	451.40	63.82	26.88	—	—	—	—	173.22	478.28
Financial institutions	1,507.01	835.79	249.01	433.76	—	—	30.80	25.10	1,786.82	1,294.65
Supranational	242.57	250.59	—	100.45	—	0.97	22.50	86.40	265.07	438.41
Total	4,416.98	4,656.87	478.64	873.41	20.68	0.97	582.23	191.04	5,498.53	5,722.29

The nominal value of treasury investments mandatorily measured at FVTPL as at December 31, 2019 was UA 5,467.35 million (2018: UA 5,742.47 million). The average yield of treasury investments mandatorily measured at FVTPL for the year ended at December 31, 2019 was 3.37 percent (2018: 1.82 percent).

The contractual maturity structure of treasury investments mandatorily measured at FVTPL as at 31 December 2019 and 2018 was as follows:

(UA millions)

	2019	2018
One year or less	2,776.10	2,556.77
More than one year but less than two years	2,235.39	1,082.94
More than two years but less than three years	129.06	1,292.40
More than three years but less than four years	351.75	523.13
More than four years but less than five years	0.04	259.07
More than five years	6.19	7.98
Total	5,498.53	5,722.29

Treasury Investments at Amortized Cost

A summary of the Bank’s treasury investments at amortized cost at 31 December 2019 and 2018 was as follows:

(UA millions)

	US Dollar		Euro		CNY		Other Currencies		All Currencies
	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018
Government and agency obligations	793.90	837.69	784.72	794.36	503.47	562.66	597.56	636.26	2,679.65	2,830.97
Supranational	960.63	914.40	731.29	617.94	136.20	94.58	316.39	298.83	2,144.51	1,925.75
Total	1,754.53	1,752.09	1,516.01	1,412.30	639.67	657.24	913.95	935.09	4,824.16	4,756.72

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The nominal value of treasury investments at amortized cost as at December 31, 2019 is UA 4,778.66 million (2018: UA 4,717.29). The average yield of treasury investments at amortized cost for the year ended December 31, 2019 was 1.89 percent (2018: 1.57 percent).

The contractual maturity structure of treasury investments at amortized cost as at 31 December 2019 and 2018 was as follows:

(UA millions)

	2019	2018
One year or less	348.86	346.03
More than one year but less than two years	462.14	347.49
More than two years but less than three years	538.37	435.18
More than three years but less than four years	555.51	538.79
More than four years but less than five years	693.43	580.08
More than five years	2,225.85	2,509.15
Total	4,824.16	4,756.72

The fair value of treasury investments at amortized cost as at December 31, 2019 was UA 4,964.02 million (2018: UA 4,802.52 million).

Note G – Derivative assets and liabilities

The fair value of derivative financial assets and financial liabilities at 31 December 2019 and 2018 were as follows:

(UA thousands)

	2019		2018
	Assets	Liabilities	Assets	Liabilities
Borrowings-related:
Cross-currency swaps	737,986	472,400	557,454	783,426
Interest rate swaps	292,172	33,574	77,319	176,685
Loan swaps	5,803	137,175	12,473	83,899
	1,035,961	643,149	647,246	1,044,010
Investments-related:
Asset swaps	36	—	1,428	278
Macro-hedge swaps and others	35,402	—	6,758	—
	35,438	—	8,186	278
Total	1,071,399	643,149	655,432	1,044,288

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The notional amounts of derivative financial assets and financial liabilities at 31 December 2019 and 2018 were as follows:

(UA thousands)

	2019	2018
Borrowings-related:
Cross-currency swaps	11,334,158	10,453,686
Interest rate swaps	16,827,513	16,790,263
Loan swaps	2,406,492	2,514,714
	30,568,163	29,758,663
Investments-related:
Asset swaps	(1,208)	132,931
Macro-hedge swaps	20,544	20,111
	19,336	153,042
Total	30,587,499	29,911,705

Loan Swaps

The Bank has entered into interest rate swaps to effectively convert fixed rate income on loans in certain currencies into variable rate income.

Futures Contracts

The Bank has entered into futures contracts to hedge fixed interest rate bonds against interest rate variations. As at 31 December 2019, the Bank had futures with a notional value of Euro 3,120 million and USD 34,856 million. The carrying value of Euro and U.S. dollars futures was a positive market value of UA 0.98 million (in the money) and UA 17.26 million (in the money) respectively.

Forward Exchange Transactions to Hedge

To insulate the Bank from possible significant increases in administrative expenses that could arise from an appreciation of the principal currencies of administrative expenditure i.e. EUR, GBP, CFA Franc and USD vis-à-vis the UA, the Bank executed forward exchange transactions to economically hedge its administrative expenses. As at 31 December 2019 there were no open positions with respect to forward exchange transactions.

Hedge Accounting

The Bank applies fair value hedge accounting to interest rate swaps contracted to hedge its interest rate risk exposure associated to fixed rate loans. Changes in the fair value of the derivative hedging instruments are recognized in profit or loss. The hedged item is adjusted to reflect changes in its fair value in respect of the risk being hedged with the gain or loss attributable to the hedged risk being recognized in profit or loss.

The fair value of the loan swaps designated and effective as hedging instruments as at 31 December 2019 was a liability of UA 131.88 million. The fair value loss on these loan swaps for the year ended 31 December 2019 was UA 59.17 million. The fair value gain on the hedged loans attributable to the hedged risk was UA 60.04 million. Therefore, the hedge effectiveness recognized in profit or loss was a gain of UA 0.88 million.

Hedge accounting treatment for swaps at the designation date requires the amortization of the difference between the net carrying amount of loans and their fair value from inception. For the year ended December 2019, the amortization of fair value adjustment on the hedged risk amounted to UA 3.48 million (2018: UA 3.87 million).

Note H – Non-negotiable instruments on account of capital

Prior to May 1981, all payments in respect of paid-up capital had been made in convertible currencies. However, for the capital increases authorized in May 1979 (but effective December 1982) and May 1981, regional members had the following two options for making their payments:

1.	Five (5) equal annual installments, of which at least 50 percent is payable in convertible currency and the remainder in local currency; or

2.	Five (5) equal annual installments, of which 20 percent is payable in convertible currency and 80 percent in non-negotiable, non-interest-bearing notes. Such notes are redeemable by the Bank solely in convertible currency in installments commencing on the fifth anniversary of the first subscription payment date.

Non-regional members were required to make their payments solely in convertible currencies.

96

The paid-up portion of subscriptions, authorized in accordance with Board of Governors’ Resolution B/BG/87/11 relating to the

Fourth General Capital Increase (GCI-IV), is to be paid as follows:

1.	Regional Members – 50 percent in five (5) equal annual installments in cash in freely convertible currency or freely convertible currencies selected by the member state, and 50 percent by the deposit of five non-negotiable, non-interest-bearing notes of equal value denominated in Units of Account. Such notes are redeemable by the Bank solely in convertible currency in five (5) equal annual installments commencing on the fifth anniversary of the first subscription payment date.

2.	Non-Regional Members – five (5) equal annual installments in their national currencies, where such currencies are freely convertible or in notes denominated in freely convertible currencies encashable on demand.

Under the Fifth General Capital Increase (GCI-V), there is no distinction in the payment arrangements between regional and non-regional members. Each member is required to pay for the paid-up portion of its subscribed shares in eight (8) equal and consecutive annual installments. The first installments shall be paid in cash and in a freely convertible currency. The second to the eighth installments shall be paid in cash or notes encashable on demand in a freely convertible currency.

Under the Sixth General Capital Increase (GCI-VI), approved in accordance with the Board of Governors’ Resolution B/BG/2010/08 of 27 May 2010 each member eligible to receive financing exclusively from the African Development Fund only shall pay for the paid-up portion of its subscribed shares in twelve (12) equal and consecutive annual installments; while Middle Income Countries, Blend countries and Non-Regional Member Countries shall pay for the paid-up portion of their respective subscribed shares in eight (8) equal and consecutive annual installments.

Payments for shares under GCI-VI are to be made in freely convertible currencies in cash or promissory notes encashable on or before the due date for payment.

At 31 December 2019 and 2018, the non-negotiable notes’ balances were as follows:

(UA thousands)

	2019	2018
Balance at 1 January	24	76
Net movement for the year	(24)	(52)
Balance at 31 December	—	24

97

Note I – Loans and guarantees

Loans

The Bank’s loan portfolio comprises loans granted to or guaranteed by borrowing member countries as well as certain other non-sovereign-guaranteed loans. Amounts disbursed on loans are repayable in the currency or currencies disbursed by the Bank or in other freely convertible currency or currencies approved by the Bank. The amount repayable in each of these currencies shall be equal to the amount disbursed in the original currency. Loans are granted for a maximum period of twenty years, including a grace period, which is typically the period of project implementation. Loans are for the purpose of financing development projects and programs and are not intended for sale. Furthermore, management does not believe there is a comparable secondary market for the type of loans made by the Bank.

The types of loans currently held by the Bank and the terms applicable are described below:

Loan Portfolio: The Bank’s loan portfolio is currently made up of three primary types of loans based on the financial terms: fixed rate, floating rate and variable rate loans. Fixed rate and variable rate loans have both multicurrency and single currency terms – that is, they are offered in multi-currencies or in a single currency. While floating rate loans only bear single currency terms.

Other Loans: The Bank also offers parallel co-financing and A/B loan syndications. Through syndications the Bank is able to mobilize co-financing by transferring some or all of the risks associated with its loans and guarantees to other financing partners. Thus, syndications decrease and diversify the risk profile of the Bank’s financing portfolio. Syndications may be on a funded or unfunded basis and may be arranged on an individual, portfolio, or any other basis consistent with industry practices.

The Bank also offers its RMCs local currency loans if the Bank is able to fund efficiently in the local currency market. The local currency loans are offered under the fixed spread loan pricing framework with a “cost-pass-through” principle to ensure that the overall cost of funds is compensated.

At 31 December 2019 and 2018, outstanding loans were as follows:

(UA thousands)

	2019	2018
Outstanding balance of loans – amortized cost	20,250,434	19,259,943
Outstanding balance of loans – fair value	25,696	23,543
	20,276,130	19,283,486
Less: accumulated provision for impairment	(454,940)	(391,952)
Balance at 31 December	19,821,190	18,891,534

Fair Value of Loans

At 31 December 2019 and 2018, the carrying values of outstanding loans were as follows:

(UA thousands)

	2019	2018
Loans at amortized cost
Fixed rate loans	18,665,722	17,611,969
Floating rate loans	1,407,564	1,471,931
Variable rate loans	177,148	176,043
Subtotal	20,250,434	19,259,943
Loans at fair value	25,696	23,543
Total	20,276,130	19,283,486
Accumulated provision for impairment on loans at amortized cost	(454,940)	(391,952)
Net loans	19,821,190	18,891,534

98

The Bank is exposed to a loan that is measured at FVTPL due to the existence of a conversion option in the loan that could potentially change the future cash flows to no longer represent solely payments of principal and interest as required by IFRS 9. Accordingly, the fair value of this loan, and similar loans, is determined using the expected cash flows model with inputs including interest rates and the borrower’s credit spread estimated based on the Bank’s internal rating methodology for non-sovereign loans.

Maturity and Currency Composition of Outstanding Loans

The contractual maturity structure of outstanding loans as at 31 December 2019 and 2018 was as follows:

(UA millions)

	2019			2018
Periods	Fixed Rate	Floating Rate	Variable Rate	Total	Total
One year or less	1,979.85	323.41	177.15	2,480.40	1,603.73
More than one year but less than two years	1,664.53	137.56	—	1,802.09	1,967.31
More than two years but less than three years	1,497.92	150.96	—	1,648.88	1,746.02
More than three years but less than four years	1,449.23	156.92	—	1,606.15	1,591.63
More than four years but less than five years	1,422.05	132.25	—	1,554.30	1,545.77
More than five years	10,677.84	506.46	—	11,184.31	10,829.02
Total	18,691.42	1,407.56	177.15	20,276.13	19,283.48

99

Borrowers may repay loans before their contractual maturity, subject to the terms specified in the loan agreements. The currency composition and types of outstanding loans as at 31 December 2019 and 2018 were as follows:

(Amounts in UA millions)

			2019		2018
			Amount	%	Amount	%
Fixed Rate:	Multi-Currency	Euro	53.56		70.50
		Japanese Yen	106.69		130.01
		Pound Sterling	1.05		1.30
		Swiss Franc	2.28		2.25
		US Dollar	160.34		176.62
			323.92	1.60	380.68	1.97
	Single Currency	Euro	4,920.99		4,994.00
		South African Rand	1,301.89		1,299.82
		US Dollar	6,801.55		6,737.83
		Others	24.02		36.94
			13,048.45	64.35	13,068.59	67.77
	Structured Products	Euro	3,185.02		2,292.20
		US Dollar	1,790.03		1,579.80
		South African Rand	344.00		314.23
			5,319.05	26.23	4,186.23	21.71
Floating Rate:	Single Currency	Euro	298.14		252.44
		Japanese Yen	2.72		4.45
		South African Rand	65.50		71.63
		US Dollar	1,041.20		1,143.41
			1,407.56	6.94	1,471.93	7.63
Variable Rate:	Multi-Currency	US Dollar	138.72		137.93
			138.72	0.68	137.93	0.72
	Single Currency	Euro	1.00		6.85
		Japanese Yen	6.73		15.66
		Swiss Franc	15.99		0.98
		US Dollar	14.71		14.63
			38.43	0.20	38.12	0.20
Total			20,276.13	100.00	19,283.48	100.00

The weighted average yield on outstanding loans for the year ended 31 December 2019 was 3.61 percent (2018: 3.38 percent).

100

A comparative summary of the currency composition of outstanding loans at 31 December 2019 and 2018 was as follows:

(Amounts in UA millions)

	2019		2018
	Amount	%	Amount	%
Euro	8,464.43	41.75	7,616.00	39.49
Japanese Yen	125.41	0.62	150.12	0.78
Pound Sterling	1.05	0.01	1.30	0.01
South African Rand	1,711.38	8.44	1,685.68	8.74
Swiss Franc	3.28	0.02	3.23	0.02
US Dollar	9,946.55	49.06	9,790.21	50.77
Others	24.03	0.12	36.94	0.19
Total	20,276.13	100.00	19,283.48	100.00

Accrued Income and Charges Receivable on Loans

The accrued income and charges receivable on loans as at 31 December 2019 and 2018 were as follows:

(UA thousands)

	2019	2018
Accrued income and charges receivable on loans	679,835	628,767
Less: accumulated provision for impairment	(321,965)	(290,685)
Balance at 31 December	357,870	338,082

Provision for Impairment on Loan Principal and Charges Receivable

At 31 December 2019, outstanding loans with an aggregate principal balance of UA 604.48 million (2018: UA 509.63 million), of which UA 283.93 million (2018: UA 284.01 million) was overdue, were considered to be impaired.

The gross amounts of loans and charges receivable that were impaired and their cumulative impairment at 31 December 2019 and 2018 were as follows:

(UA thousands)

	2019	2018
Outstanding balance on impaired loans	604,483	509,630
Less: accumulated provision for impairment (Stage 3 only)	(249,197)	(178,365)
Net balance on impaired loans	355,286	331,265

101

The movements in the accumulated provision for impairment on outstanding loan principal for the year ended 31 December 2019 and 2018 were as follows:

(UA thousands)

	2019	2018
Balance as at 1 January	391,952	184,593
Additional provision on adoption of new IFRS 9 impairment rule	—	155,791
Adjusted balance as at 1 January	391,952	340,384
Provision for impairment on loan principal for the year (net)	81,593	48,398
Loans written off	(18,532)	—
Translation effects	(73)	3,170
Balance at 31 December	454,940	391,952

Accumulated provisions for impairment on outstanding loan principal included the provisions relating to public and private sector loans. During the year ended 31 December 2019, provision for impairment made on private sector loan amounted to UA 23.45 million (2018: UA 46.79 million). The accumulated provisions on private sector loans at 31 December 2019 amounted to UA 224.40 million (2018: UA 200.95 million). The movements in the accumulated provision for impairment on loan interest and charges receivable for the year ended 31 December 2019 and 2018 were as follows:

(UA thousands)

	2019	2018
Balance at January 1	290,650	250,326
Additional provision on adoption of new IFRS 9 impairment rule	—	14,978
Adjusted balance as at 1 January	290,650	265,304
Provision for impairment on loan charges for the year (net)	31,282	28,443
Translation effects	74	(3,097)
Balance at 31 December	322,006	290,650

Accumulated provisions for impairment on loan interest and charges receivable included the provisions relating to public and private sector loans. During the year ended 31 December 2019, a provision for impairment was made on interest and charges receivable on private sector loans in the amount of a of UA 3.93 million (2018: UA 8.88 million). The accumulated provision on interest and charges receivable on private sector loans at 31 December 2019 amounted to UA 20.86 million (2018: UA 16.93 million).

Guarantees

The Bank may enter into special irrevocable commitments to pay amounts to borrowers or other parties for goods and services to be financed under loan agreements. At 31 December 2019, outstanding irrevocable reimbursement guarantees issued by the Bank to commercial banks on undisbursed loans amounted to UA 52.74 million (2018: UA 16.69 million).

Also, the Bank provides trade finance and repayment guarantees to entities within its regional member countries for development loans granted to such entities by third parties. Guarantees represent potential risk to the Bank if the payments guaranteed for an entity are not made. Trade finance and repayment guarantees provided by the Bank outstanding at 31 December 2019 amounted to UA 739.62 million (2018: UA 344.40 million).

The accumulated expected credit loss (ECL) calculated on the trade finance guarantees issued by the Bank as at 31 December 2019 was UA 1.47 million (2018: UA 0.62 million).

Other than the guarantees above issued to other entities, the Bank in 2015 entered into guarantee contracts referred to as Exposure Exchange Agreements (EEAs), covering certain of its loans whereby it gives as well as receives compensation in case there is a default in any of the specified loans. In addition to EEAs, as at 31 December 2019, the Bank has entered into three Balance Sheet Optimization (BSO) transactions which are expected to release risk capital and create additional lending headroom. These transactions involve credit insurance, credit enhancement and synthetic securitization. Like the EEAs, these transactions are accounted for as financial guarantees. The details of BSO initiatives are provided in Note D.

The Bank has purchased credit enhancement facilities from the Private Sector Enhancement Facility (PSF) for some of its non-sovereign loans. As at 31 December 2019, the coverage amounts of non-sovereign loans by PSF amounted to UA 440.73 million (2018: UA 357.22 million).

The total cost of BSO coverage for the year ended 31 December 2019 was UA 23.14 million (2018: 14.09 million).

102

Note J – Equity participations

Investment in ADF

The ADF was established in 1972 as an international institution to assist the Bank in contributing to the economic and social development of African countries, to promote cooperation and increase international trade particularly among the African countries, and to provide financing on highly concessional terms for such purposes. The Fund’s original subscriptions were provided by the Bank and the original State Participants to the ADF Agreement, and State Participants acceding to the Agreement since the original signing date. Thereafter, further subscriptions were received from participants in the form of Special General Increases and General Replenishments.

The ADF has a 14-member Board of Directors, made up of 7 members selected by the ADB and 7 members selected by State Participants. The Fund’s Board of Directors reports to the Board of Governors made up of representatives of the State Participants and the ADB. The President of the Bank is the ex-officio President of the Fund.

To carry out its functions, the Fund utilizes the offices, staff, organization, services and facilities of the Bank, for which it pays a share of the administrative expenses. The share of administrative expenses paid by the Fund to the Bank is calculated annually on the basis of a cost-sharing formula, approved by the Board of Directors, which is driven in large part by the number of programs and projects executed during the year. Based on the cost-sharing formula, the share of administrative expenses incurred by ADF for the year ended 31 December 2019 amounted to UA 234.18 million (2018: UA 235.75 million), representing 60.29 percent (2018: 60.95 percent) of the shareable administrative expenses incurred by the Bank. The accounts of the ADF are kept separate and distinct from those of the Bank.

Although the ADB by agreement exercises 50 percent of the voting powers in the ADF, the Agreement establishing the ADF also provides that in the event of termination of the ADF’s operations, the assets of the Fund shall be distributed pro-rata to its participants in proportion to the amounts paid-in by them on account of their subscriptions, after settlement of any outstanding claims against the participants. At 31 December 2019, the Bank’s pro-rata or economic share in ADF was 0.39 percent (2018: 0.41 percent).

Notwithstanding the exercise of 50 percent voting power in the Fund by the Bank, the conditions for control under IFRS 10 Consolidated Financial Statements are not met since the Bank does not have absolute voting interest to control ADF, rights to variable returns from its relationship with ADF and its economic interest in the Fund is less than 1 percent. Consequently, the Fund cannot be consolidated in the Bank’s Financial Statements.

As a result of the implementation in 2006 of the Multilateral Debt Relief Initiative (MDRI), the net asset value of ADF which is the basis for determining the value of the Bank’s investment in the Fund declined, resulting in impairment loss on the Bank’s investment. The net assets of ADF is made up of its net development resources less outstanding demand obligations plus disbursed and outstanding loans excluding balances due from countries that have reached their Heavily Indebted Poor Countries (HIPC) completion points and, are therefore due for MDRI loan cancelation at the balance sheet date.

Other Equity Participations

The Bank may take equity positions in privately owned productive enterprises and financial intermediaries, public sector companies that are in the process of being privatized or regional and sub-regional institutions. The Bank’s objective in such equity investments is to promote the economic development of its Regional Member Countries and, in particular, the development of their private sectors. The Bank’s equity participation is also intended to promote efficient use of resources, promoting African participation, playing a catalytic role in attracting other investors and lenders and mobilizing the flow of domestic and external resources to financially viable projects, which also have significant economic merit.

Unless otherwise approved by the Board of Directors, the Bank’s equity participation shall not exceed 25 percent of the equity capital of the entity in which it invests. The Bank does not seek a controlling interest in the companies in which it invests, but closely monitors its equity investments through Board representation. In accordance with the Board of Governors’ Resolution B/ BG/2009/10 of 13 May 2009, total equity investment by the Bank shall not at any time exceed 15 percent of the aggregate amount of the Bank’s paid-in capital and reserves and surplus (risk capital) included in its ordinary capital resources.

Under IFRS 9, equity investments must be measured at fair value through profit or loss. However, where the equity investment is not held for trading, an entity has the option to take fair value changes into Other Comprehensive Income (OCI), with no recycling of the change in fair value to profit or loss if the investment is subsequently derecognized. As the Bank’s equity investments are currently held for strategic purposes of enhancing development in Regional Member Countries rather than for trading, the Bank has opted to designate all its equity investments as at FVOCI.

103

The Bank’s equity interests at the end of 2019 and 2018 are summarized below:

(Amounts in UA thousands)

			Carrying Value
Institutions	Year Established	Callable capital	2019	2018
African Development Fund	1972		111,741	111,741
Accumulated share of profit/ (loss)		(50,033)	(50,133)
Share of loss for the year		(349)	(295)
Impairment for the year		402	394
		—	61,761	61,707
DIRECT INVESTMENTS
Development Finance Institutions
Africa Prudential plc	2015	—	154	145
Africa50 Project Development	2016	7,894	4,302	3,703
Africa50 Project Finance	2015	18,210	53,659	17,668
African Export and Import Bank	1993	19,760	81,633	73,254
African Guarantee Fund	2011	3,642	13,678	8,280
Afriland Properties plc	2015	—	82	85
Central African Development Bank (BDEAC)	1975	2,200	2,359	2,401
Development Bank of Nigeria	2018	—	53,816	35,951
East African Development Bank	1967	10,197	15,026	16,575
Eastern and Southern African Trade and Development Bank	1985	54,775	88,767	60,200
Great Lakes Development Bank (BDEGL) (*)	1980	1,000	—	—
Shelter Afrique	1982	—	3,940	6,794
TCX Investment Company Mauritius Limited	2007	134	24,246	20,877
United Capital plc	2015	—	357	418
West African Development Bank (BOAD)	1973	3,723	4,963	4,656
		121,535	346,980	251,007
Commercial Banks
United Bank for Africa	1961	—	8,731	9,288
		—	8,731	9,288
Microfinance Institutions
AB Microfinance Bank Nigeria Limited	2007	—	1,009	1,014
Access Bank Liberia Limited	2008	—	979	1,071
Access Bank Tanzania Limited	2007	—	446	484
Advans Banque Congo	2008	—	739	795
MicroCred Côte d’Ivoire S.A.	2013	—	2,047	2,083
		—	5,220	5,447
Insurance
Africa Trade Insurance Agency	2013	—	12,228	11,562
Africa-Re	1977	—	55,839	54,610
Eastern and Southern African Reinsurance Company (ZEP-RE)	2011	—	21,233	20,901
		—	89,300	87,073
TOTAL DIRECT INVESTMENTS		121,535	450,231	352,815
FUNDS
Adiwale	2019	9,714	312	—
AFIG Fund II LP	2016	6,381	8,057	5,777
Africa Capital Works Holdings	2018	8,689	1,684	394
Africa Capitalization Fund	2010	3,596	596	10,065
Africa Finance Corporation (AFC)	2019	—	36,158	—
Africa Health Fund LLC	2009	3,137	5,354	5,287
Africa Joint Investment Fund	2010	253	6,068	6,033
Africa Renewable Energy Fund L.P	2014	188	17,743	15,969
African Agriculture Fund LLC	2010	—	25,270	36,436
African Domestic Bond Fund-	2018	—	2,893	2,876
African Infrastructure Investment Fund 2	2009	1,936	20,356	25,900
African Infrastructure Investment Fund 2 (AIIF3)	2019	10,341	16,195	—
AfricInvest FIVE	2019	6,850	5,020	—
AfricInvest Fund II LLC	2008	244	3,547	4,000
AfricInvest Fund III LLC	2016	2,220	13,640	13,858
AFS LP	2018	8,143	1,354	246
Agri-Vie Fund PCC	2008	104	3,432	4,773
AIF	2019	9,098	2,744	—
APIS Growth Fund I Africa LP	2017	5,560	8,976	2,553
Arch African Renewable Power Fund LP(ARPF)	2019	17,641	236	—
Argan Infrastructure Fund	2010	4,144	3,420	2,749
ARM-HarithInfrastructure Fund	2015	3,488	7,528	6,325
Atlantic Coast Regional Fund LLC	2008	1,198	9,886	11,420
Aureos Africa Fund LLC	2007	3,405	1,017	5,499
BOOST PAF I	2019	4,262	1,146	—
Business Partner Internat. South Africa	2014	1,107	2,305	3,144
Carlyle Sub-Saharan Africa Fund (CSSAF)	2012	112	30,177	23,473
Catalyst Fund I LLC	2010	4	3,085	4,632
Catalyst II	2018	5,702	3,154	3,206
Cauris Croissance II Fund	2012	988	2,369	2,306
Construction Equity Fund (CEF)	2019	19,538	4,105	—
ECP Africa Fund 4 (ECP4)	2017	8,162	7,501	8,370
ECP Africa Fund II PCC	2005	702	14,584	17,313
ECP Africa Fund III PCC	2008	151	38,593	42,321
Eight Miles LLP	2012	2,026	12,448	13,451
Enko Africa Private Equity Fund	2014	3,376	6,400	6,311
Evolution Fund II (Mauritius) LP	2018	11,929	1,880	2,155
Evolution One Fund	2010	64	259	301
FEI-OGEF LP	2019	4,997	2,091	—
Fund for Agricultural Finance in Nigeria (FAFIN)	2017	2,410	4,108	2,600
GEF Africa Sustainable Forestry Fund	2011	256	11,058	12,200
GroFin Africa Fund	2008	2,016	(317)	935
Helios Investors II (Mauritius) Limited	2011	1,948	31,484	30,945
I & P Afrique Entrepreneurs	2012	587	3,933	3,887
Investment Fund for Health in Africa	2010	434	4,435	6,593
IPDEV II	2018	2,321	1,390	1,734
KIBO Fund II	2014	648	8,370	5,511
Kukuza Project Development Company	2017	3,096	—	—
Maghreb Private Equity Fund 3 (MPEF4)	2019	10,386	4,917	—
Maghreb Private Equity Fund II (Mauritius) PCC	2008	42	5,733	5,648
Maghreb Private Equity Fund III (Mauritius) PCC	2012	1,024	15,561	15,196
Mediterranean Capital Fund III	2017	5,703	6,588	7,062
Moringa Mauritius Africa	2016	2,591	3,950	3,036
Pan African Housing Fund (PAHF)	2013	1,216	1,732	2,954
Pan African Infrastructure Development Fund	2007	—	39,374	39,063
Pan African Infrastructure Development Fund II	2014	16,072	956	771
PHATISA	2018	4,452	2,533	224
Shore Capital Fund III	2018	7,910	1,792	731
Tide Africal LP Fund	2017	1,655	5,474	2,494
VEROD	2019	9,741	985	—
West Africa Emerging Market Fund	2011	540	3,692	5,452
TOTAL FUNDS		244,498	489,331	434,179
TOTAL DIRECT INVESTMENT AND FUNDS		366,033	939,562	786,994
GRAND TOTAL		366,033	1,001,323	848,701

* Amounts fully disbursed, but the value is less than UA 100, at the current exchange rate.

The cost of equity investments (excluding ADF) carried at fair value at 31 December 2019 amounted to UA 795.84 million (2018: UA 658.40 million).

104

Note K – Property, equipment and intangible assets

(UA thousands)

			RoU Assets						Property, Equipment & Intangible Assets
2019	Land	Capital Work in Progress	Building and Improvements	Building and Improvements	Furniture, Fixtures & Fittings	Equipment & Motor Vehicles	Total Property & Equipment	Computer Software
Cost:
Balance at 1 January	480	10,958	80,984	15,523	18,731	92,019	218,695	32,114	250,809
Transfer	176	(1,788)	1,373		—	239	—	—	—
Additions during the year	86	2,217	35	1,039	629	4,754	8,760	7,453	16,213
Disposals during the year	—	—	—		(86)	(1,473)	(1,559)	—	(1,559)
Balance at 31 December	742	11,387	82,392	16,562	19,274	95,539	225,896	39,567	265,463
Accumulated Depreciation:
Balance at 1 January	—	—	34,219	—	15,642	64,966	114,827	26,320	141,147
Depreciation during the year	—	—	5,558	8,883	1,725	7,976	24,142	3,478	27,620
Disposals during the year	—	—	—		(86)	(1,455)	(1,541)	—	(1,541)
Balance at 31 December	—	—	39,777	8,883	17,281	71,487	137,428	29,798	167,226
Net Book Value: 31 December 2019	742	11,387	42,615	7,679	1,993	24,052	88,468	9,769	98,237

(Slight differences may occur in totals due to rounding)

(UA thousands)

2018	Land	Capital Work in Progress	Building and Improve- ments	Furniture, Fixtures & Fittings	Equipment & Motor Vehicles	Total Property & Equipment	Computer Software	Property, Equipment & Intangible Assets
Cost:
Balance at 1 January	480	21,852	66,738	18,313	86,398	193,781	26,571	220,352
Transfer	—	(11,196)	8,291	—	2,622	(283)	283	—
Additions during the year	—	302	5,955	604	4,175	11,036	5,260	16,296
Disposals during the year	—	—	—	(186)	(1,176)	(1,362)	—	(1,362)
Balance at 31 December	480	10,958	80,984	18,731	92,019	203,172	32,114	235,286
Accumulated Depreciation:
Balance at 1 January	—	—	28,180	13,473	58,513	100,166	24,378	124,544
Depreciation during the year	—	—	6,039	2,345	7,599	15,983	1,942	17,925
Disposals during the year	—	—	—	(176)	(1,146)	(1,322)	—	(1,322)
Balance at 31 December	—	—	34,219	15,642	64,966	114,827	26,320	141,147
Net Book Value: 31 December 2018	480	10,958	46,765	3,089	27,053	88,345	5,794	94,139

105

The land on which the HQ building stands was originally granted for the unlimited use by the Bank, but with ownership retained by the Government of Côte d’Ivoire. However, in 2013, the Government of Côte d’Ivoire agreed to transfer the title to the land to the Bank and the relevant processes to finalize the transfer of title to the Bank are underway and is almost at completion.

Set out below, are the carrying amounts of the Banks right-of-use assets and lease liabilities and the movements during the year:

(UA thousands)

	Right of use asset	Lease liabilities
As at 1 January 2019	15,523	14,868
Additions	1,039	1,039
Depreciation expenses	(8,883)	—
Accrued Interest	—	41
Interest expenses	—	211
Payments	—	(8,570)
As at 31 December 2019	7,679	7,589

Note L – Borrowings

As at 31 December 2019 and 2018, the Bank’s borrowings were as follows:

(UA millions)

	2019	2018
Borrowings at fair value	25,017.31	23,389.01
Borrowings at amortized cost	449.57	600.85
Total	25,466.88	23,989.86

The Bank’s borrowings as at 31 December 2019 included subordinated borrowings in the amount of UA 79.33 million (2018: UA 220.15 million).

The capital adequacy framework approved by the Board of Directors adopted the use of a single debt to usable capital ratio to monitor the Bank’s leverage. The ratio caps the Bank’s total outstanding debt at 100 percent of usable capital. Usable capital comprises the equity of the Bank and the callable capital of its non-borrowing members rated A- or better. The Bank’s usable capital at 31 December 2019 was UA 30.24 billion (2018: UA 28.83 billion).

The Bank uses derivatives in its borrowing and liability management activities to take advantage of cost-saving opportunities and to lower its funding costs. Certain long-term borrowing agreements contain provisions that allow redemption at the option of the holder at specified dates prior to maturity.

Such borrowings are reflected in the tables on the maturity structure of borrowings using the put dates, rather than the contractual maturities. Management believes, however, that a portion of such borrowings may remain outstanding beyond their earliest indicated redemption dates.

The Bank has entered into cross-currency swap agreements with major international banks through which proceeds from borrowings are converted into a different currency and include a forward exchange contract providing for the future exchange of the two currencies in order to recover the currency converted. The Bank has also entered into interest rate swaps, which transform a floating rate payment obligation in a particular currency into a fixed rate payment obligation or vice-versa.

A summary of the Bank’s borrowings portfolio at 31 December 2019 and 2018 was as follows:

106

Borrowings and Swaps at 31 December 2019

(Amounts in UA millions)

Currency	Rate Type	Direct Borrowings				Currency Swap Agreements(a)			Interest Rate Swaps
		Carried at Fair Value	Carried at Amortized Cost	Weighted. Average Cost(b) (%)	Weighted Average Maturity (Years)	Amount Payable/ (Receivable)	Wgtd. Average Cost(b) (%)	Average Maturity (Years)	Notional Amount Payable/ (Receivable)	Weighted Average Cost(b) (%)	Average Maturity (Years)
	Fixed	4,614.95	—	0.47	6.80	—	—	—	—	—	—
Euro		—	—	—	—	(323.55)	0.89	6.34	(4,108.03)	0.44	6.51
	Adjustable	—	—	—	—	4,164.67	0.38	3.28	4,108.03	0.44	6.51
		—	—	—	—	(121.37)	(0.47)	4.92	—	—	—
	Fixed	997.03	—	0.79	1.69	—	—	—	—	—	—
GBP		—	—	—	—	(664.22)	0.80	1.80	(332.11)	0.78	1.45
	Adjustable	—	—	—	—	—	—	—	332.11	0.78	1.45
		—	—	—	—	(237.22)	0.91	2.00	—	—	—
	Fixed	1,133.94	135.17	0.69	17.41	—	—	—	—	—	—
Japanese Yen	—	—	—	—	(1,161.01)	0.82	31.24	—	—	—
	Adjustable	432.53	—	0.33	3.82	30.41	(0.75)	4.97	16.56	(0.47)	4.66
	—	—	—	—	(408.56)	5.45	7.59	(16.56)	1.67	4.66
	Fixed	11,754.95	224.18	2.39	2.02	—	—	—	—	—	—
US Dollar	—	—	—	—	(542.37)	3.39	2.75	(11,048.53)	2.20	1.93
	Adjustable	759.37	—	2.18	0.82	5,675.12	1.93	9.96	11,722.64	2.19	1.87
	—	—	—	—	(2,747.73)	2.01	1.82	(662.03)	2.24	0.82
	Fixed	4,732.61	12.43	3.63	4.82	—	—	—	—	—	—
Others(d)		—	—	—	(4,248.14)	3.65	4.76	(660.25)	1.46	13.67
	Adjustable	591.93	80.12	3.79	4.51	1,396.67	6.71	1.39	390.44	6.59	6.32
	—	—	—	—	(879.99)	3.16	6.05	—	—	—
	Fixed	23,233.48	371.78	2.10	4.41	—	—	—	—	—	—
Total	—	—	—	—	(6,939.29)	0.03	8.82	(15,818.59)	0.02	3.61
	Adjustable	1,783.83	80.12	3.02	3.16	11,266.87	0.02	6.41	16,237.67	0.02	3.15
	—	—	—	—	(4,394.87)	0.02	3.30	(676.81)	0.02	0.91
Principal at face value		25,017.31	451.90	2.17	4.21	(67.29)	—	—	(257.73)	—	—
Net unamortized premium/Discount		—	(2.33)	—	—	(1,223.10)	—	—	223.70	—	—
		25,017.31	449.57	2.17	4.01	(1,290.39)	—	—	(34.03)	—	—
Fair valuation adjustment		—	—	—	—	1,555.97(c)	—	—	292.63(c)	—	—
Total		25,017.31	449.57	2.17	4.01	265.58	—	—	258.60	—	—

Supplementary disclosure (direct borrowings):

The carrying amount of borrowings at 31 December 2019 was UA 25,017.31 million and the estimated fair value was UA 25,501.83 million.

(a) Currency swap agreements include cross-currency interest rate swaps.

(b) The average repricing period of the net currency obligations for adjustable rate borrowings was six months. The rates indicated are those prevailing at 31 December 2019.

(c) These amounts are included in derivative assets and liabilities on the balance sheet.

(d) These amounts relate mainly to borrowings and derivatives in AUD, CHF, NZD, TRY and ZAR.

Slight differences may occur in totals due to rounding.

107

Borrowings and Swaps at 31 December 2018

(Amounts in UA millions)

		Direct Borrowings				Currency Swap 2			Interest Rate Swaps
Currency	Rate Type	Carried at Fair Value	Carried at Amortized Cost	Weighted. Average Cost(b) (%)	Weighted Average Maturity (Years)	Amount Payable/ (Receivable)	Wgtd. Average Cost(b) (%)	Average Maturity (Years)	Notional Amount Payable/ (Receivable)	Weighted Average Cost(b) (%)	Average Maturity (Years)
	Fixed	3,706.86	—	0.41	6.96	140.54	8.71	0.67
Euro		—	—	—	—	(162.68)	1.35	13.07	(3,522.10)	0.42	6.45
	Adjustable	—	—	—	—	4,191.31	(0.37)	3.80	3,522.10	(0.36)	6.45
		—	—	—	—	(123.53)	(0.38)	5.92	—	—	—
	Fixed	450.25	—	0.71	2.34	—	—	—	—	—	—
GBP		—	—	—	—	(136.92)	0.53	2.08	(319.49)	0.78	2.45
	Adjustable	—	—	—	—	—	—	—	319.49	0.89	2.45
		—	—	—	—	(228.21)	1.01	3.00	—	—	—
	Fixed	1,063.15	132.77	0.79	17.55	—	—	—	—	—	—
Japanese Yen		—	—	—	—	(1,182.16)	0.91	17.70	—	—	—
	Adjustable	389.33	—	3.64	4.01	28.86	(0.71)	5.93	16.22	(0.42)	5.67
		—	—	—	—	(356.49)	3.58	8.54	(16.22)	1.88	5.67
	Fixed	12,461.64	366.70	2.25	2.39	—	—	—	—	—	—
US Dollar		—	—	—	—	(1,042.57)	3.36	2.09	(11,638.98)	2.03	2.38
	Adjustable	567.61	—	2.92	1.74	4,862.85	2.39	11.57	12,192.82	2.53	2.35
		—	—	—	—	(2,485.64)	1.97	2.53	(568.02)	2.65	1.73
	Fixed	4,296.20	20.17	4.04	4.98	—	—	—	—	—	—
Others(d)			—	—	—	(3,781.71)	4.06	5.35	(725.45)	1.38	8.47
	Adjustable	453.97	83.96	4.12	3.79	1,425.28	7.11	1.60	540.94	3.47	3.52
		—	—	—	—	(953.77)	2.23	4.53	—	—	—
	Fixed	21,978.10	519.64	2.18	4.41	140.54	8.71	0.67	—	—	—
Total		—	—	—	—	(6,306.04)	3.20	7.25	(15,886.53)	1.64	3.56
	Adjustable	1,410.91	83.96	3.54	3.16	10,508.30	1.92	7.10	16,272.08	1.93	3.28
		—	—	—	—	(4,147.64)	2.04	3.64	(584.24)	2.63	1.84
Principal at face value		23,389.01	603.60	2.06	4.01	195.15	—	—	(198.70)	—	—
Net unamortized premium/Discount		—	(2.75)	—	—	(1,043.02)	—	—	233.60	—	—
		23,389.01	600.85	2.06	4.01	(847.87)	—	—	34.90	—	—
Fair valuation adjustment		—	—	—	—	621.90(c)	—	—	(134.27)(c)	—	—
Total		23,389.01	600.85	2.06	4.01	(225.97)	—	—	(99.37)	—	—

Supplementary disclosure (direct borrowings):

The carrying amount of borrowings at 31 December 2018 was UA 23,989.86 million and the estimated fair value was UA 24,034.27 million.

(a) Currency swap agreements include cross-currency interest rate swaps.

(b) The average repricing period of the net currency obligations for adjustable rate borrowings was six months. The rates indicated are those prevailing at 31 December 2018.

(c) These amounts are included in derivative assets and liabilities on the balance sheet.

(d) These amounts relate mainly to borrowings and derivatives in AUD, CHF, NZD, TRY and ZAR.

Slight differences may occur in totals due to rounding.

108

The contractual (except for callable borrowings) maturity structure of outstanding borrowings as at 31 December 2019 was as follows:

i) Borrowings Carried at Fair Value

(UA millions)

Periods	Ordinary	Callable	Total
One year or less	4,079.17	608.21	4,687.38
More than one year but less than two years	4,026.21	142.28	4,168.49
More than two years but less than three years	5,353.94	12.28	5,366.22
More than three years but less than four years	2,379.36	3.54	2,382.90
More than four years but less than five years	2,008.20	75.91	2,084.11
More than five years	5,983.97	344.24	6,328.21
Total	23,830.85	1,186.46	25,017.31

ii) Borrowings Carried at Amortized Cost

(UA millions)

Periods	Ordinary	Callable	Total
One year or less	15.60	—	15.60
More than one year but less than two years	37.62	66.27	103.89
More than two years but less than three years	159.70	—	159.70
More than three years but less than four years	0.50	—	0.50
More than four years but less than five years	0.47	—	0.47
More than five years	171.74	—	171.74
Subtotal	385.63	66.27	451.90
Net unamortized premium and discount	(2.33)	—	(2.33)
Total	383.30	66.27	449.57

The contractual (except for callable borrowings) maturity structure of outstanding borrowings as at 31 December 2018 was as follows:

i) Borrowings Carried at Fair Value

(UA millions)

Periods	Ordinary	Callable	Total
One year or less	3,198.69	494.92	3,693.61
More than one year but less than two years	3,721.29	120.30	3,841.59
More than two years but less than three years	2,255.53	135.84	2,391.37
More than three years but less than four years	5,014.45	9.46	5,023.91
More than four years but less than five years	237.22	3.47	240.69
More than five years	7,877.11	320.73	8,197.84
Total	22,304.29	1,084.72	23,389.01

ii) Borrowings Carried at Amortized Cost

(UA millions)

Periods	Ordinary	Callable	Total
One year or less	160.95	—	160.95
More than one year but less than two years	13.18	—	13.18
More than two years but less than three years	47.63	64.88	112.51
More than three years but less than four years	96.89	—	96.89
More than four years but less than five years	151.01	(0.01)	151.00
More than five years	69.07	—	69.07
Subtotal	538.73	64.87	603.60
Net unamortized premium and discount	(2.75)	—	(2.75)
Total	535.98	64.87	600.85

109

The fair value of borrowings carried at fair value through profit or loss at 31 December 2019 was UA 25,017.31 million (2018: UA 23,389.01 million). For these borrowings, the amount the Bank will be contractually required to pay at maturity at 31 December 2019 was UA 25,170.13 million (2018: UA 24,046.61 million). The surrender value of callable borrowings is equivalent to the notional amount plus accrued finance charges.

As per Note O, there was a net loss of UA 7.15 million on borrowings, related derivatives and others for the year ended 31 December 2019 (2018: Loss of UA 35.14 million). The fair value movement attributable to changes in the Bank’s credit risk included in the other comprehensive income for the year ended 31 December 2019 was a loss of UA 14.65 million (2018: a gain of UA 14.85 million).

Fair value movements attributable to changes in the Bank’s credit risk are determined by comparing the discounted cash flows for the borrowings designated at fair value through profit or loss using the Bank’s credit spread on the relevant liquid markets for ADB quoted bonds versus LIBOR both at the beginning and end of the relevant period. The Bank’s credit spread was not applied for fair value changes on callable borrowings with less than one-year call date.

For borrowings designated at fair value through profit or loss at 31 December 2019, the cumulative unrealized fair value losses to date were UA 1,596.50 million (2018 UA 757.01 million).

Note M – Equity

Equity is composed of capital and reserves. These are further detailed as follows:

Capital

Capital includes subscriptions paid-in by member countries and Cumulative Exchange Adjustments on Subscriptions (CEAS).

The Bank is not exposed to any externally imposed capital requirements.

Subscriptions Paid In

Subscriptions to the capital stock of the Bank are made up of the subscription to the initial capital, voluntary capital increases, special capital increases and the seven General Capital Increases (GCI) made so far. The Fifth General Capital Increase (GCI-V) was approved by the Board of Governors of the Bank on 29 May 1998 and became effective on 30 September 1999 upon ratification by member states and the entry into force of the related amendments to the Agreements establishing the Bank. The GCI-V increased the authorized capital of the Bank by 35 percent from 1.62 million shares to 2.187 million shares with a par value of UA 10,000 per share. The GCI-V shares, a total of 567,000 shares, are divided into paid-up and callable shares in the proportion of 6 percent paid-up to 94 percent callable. The GCI-V shares were allocated to the regional and non-regional members such that, when fully subscribed, the regional members shall hold 60 percent of the total stock of the Bank and non-regional members shall hold the balance of 40 percent.

Prior to the GCI-V, subscribed capital was divided into paid-up capital and callable capital in the proportion of 1 to 7. With the GCI-V, the authorized capital stock of the Bank consisted of 10.81 percent paid-up shares and 89.19 percent callable shares.

The sixth General Capital Increase (GCI-VI) was approved by the Board of Governors of the Bank on 27 May 2010. GCI-VI increased the authorized capital stock of the Bank by 200 percent from UA 23,947 million to UA 67,687 million, with the creation of 4,374,000 new shares. The new shares created are to be allocated to the regional and non-regional groups in such proportions that, when fully subscribed, the regional group shall hold 60 percent of the total capital stock of the Bank, and the non-regional group 40 percent. The shares are divided into paid-up and callable shares in the proportion of 6 percent paid-up shares to 94 percent callable shares.

Prior to the GCI-VI and by its resolutions B/BG/2008/07 and B/BG/2009/05, the Board of Governors authorized two capital increases bringing the Authorized Capital of the Bank from UA 21,870 million to UA 22,120 million to allow the Republic of Turkey and the Grand Duchy of Luxembourg to become members of the Bank. The membership of these two countries became effective upon completion of the formalities specified in the Agreement establishing the Bank and in the General Rules Governing Admission of Non-Regional Countries to Membership of the Bank. Consequently, on 29 October 2013 and 29 May 2014, the Republic Turkey and The Grand Duchy Luxembourg respectively were formally admitted as the 78th and 79th member countries of the Bank.

Following its Resolution B/BG/2012/04 of 31 May 2012, the Board of Governors authorized a Special Capital Increase of the authorized share capital of the Bank to allow for: (i) subscription by a new regional member country (the Republic of South Sudan) of the minimum number of shares required for it to become a member; and (ii) the resulting subscription by non-regional members of the number of shares necessary to comply with the 60/40 ratio requirement between the shareholding of regional and non-regional members. Accordingly, the Board of Governors decided to increase the authorized capital of the Bank by the creation of 111,469 new shares, out of which 66,881 shares shall be available for subscription by the Republic of South Sudan, and 44,588 shares, shall be available for subscription by non-regional members. In 2014, by Resolution B/BG/2014/02, the Board of Governors revised down to 33,895 shares the initial subscription of South Sudan’s, in line with its IMF quota. The additional shares are subject to the same terms and conditions as the shares authorized in the GCI-VI. On 30 April 2015, having completed the membership process to join the African Development Bank, South Sudan was admitted as member.

110

In 2019, the Board of Directors endorsed proposals made by Canada and Sweden to subscribe, temporarily, to additional non-voting callable capital of the Bank in the amounts of UA 800 million and UA 357 million, respectively. The proposals were adopted by the Board of Governors on 12 June 2019 and 31 October 2019 and accordingly, the authorized capital stock of the Bank increased. These non-voting callable shares are to be absorbed by the subscriptions of Canada and Sweden to GCI-VII when they become effective.

By resolution B/BG/2019/04 adopted on 12 June 2019, the Board of Governors authorized a capital increase of UA 1.34 billion through the creation of 134,050 new shares to allow Ireland to become a member of the Bank. The membership of Ireland shall become effective upon completion of the formalities specified in the Agreement establishing the Bank and in the General Rules Governing Admission of Non-Regional Countries to Membership of the Bank. As at 31st December 2019, such formalities had not been completed.

On 31 October 2019, the Board of Governors of the Bank approved a 125 percent increase of the capital resources of the institution. This seventh General Capital Increase (GCI-VII) increased the authorized capital stock of the Bank from UA 69,472 million1 to UA 153,191 million with the creation of 8,371,881 new shares. The new shares created are allocated to the regional and non-regional groups in such proportions that, when fully subscribed, the regional group shall hold 60 percent of the total capital stock of the Bank, and the non-regional group 40 percent. The new shares and the previous ones described above shall be divided into paid-up and callable shares in the proportion of 6 percent paid-up shares to 94 percent callable shares.

The paid-up portion of the GCI-VII subscription is payable in twelve annual installments for member countries eligible to receive financing from ADF and eight annual installments for member countries not eligible to receive financing from ADF. A member country’s payment of the first installment triggers its subscription and the entire callable shares are issued. Shares representing the paid-up portion of the subscription are issued only as and when the Bank receives the actual payments for such shares.

The Bank’s capital as at 31 December 2019 and 2018 was as follows:

(UA thousands)

	2019	2018
Capital Authorized (in shares of UA 10 000 each)	153,191,360	66,975,050
Less: Unsubscribed	(87,045,042)	(1,867,142)
Subscribed Capital	66,146,318	65,107,908
Less: Callable Capital	(61,195,875)	(60,150,985)
Paid-up Capital	4,950,443	4,956,923
Shares to be issued upon payment of future installments	(225,650)	(422,110)
Add: Amounts paid in advance	377	467
	4,725,170	4,535,280
Less: Amounts in arrears	-	(17)
Capital at 31 December	4,725,170	4,535,263

Included in the authorized data for 31 December 2019 is an amount of UA 38.83 million representing the balance of the shareholding of the former Socialist Federal Republic of Yugoslavia (“former Yugoslavia”).

Since the former Yugoslavia has ceased to exist as a state under international law, its shares (composed of UA 38.83 million callable, and UA 4.86 million paid-up shares) have been held by the Bank in accordance with Article 6 (6) of the Bank Agreement. In 2002, the Board of Directors of the Bank approved the proposal to invite each of the successor states of the former Yugoslavia to apply for membership in the Bank, though such membership would be subject to their fulfilling certain conditions including the assumption pro-rata of the contingent liabilities of the former Yugoslavia to the Bank, as of 31 December 1992. In the event that a successor state declines or otherwise does not become a member of the Bank, the pro-rata portion of the shares of former Yugoslavia, which could have been reallocated to such successor state, would be reallocated to other interested non-regional members of the Bank in accordance with the terms of the Share Transfer Rules. The proceeds of such reallocation will however be transferable to such successor state. Furthermore, pending the response from the successor states, the Bank may, under its Share Transfer Rules, reallocate the shares of former Yugoslavia to interested non-regional member states and credit the proceeds on a pro-rata basis to the successor states. In 2003, one of the successor states declined the invitation to apply for membership and instead offered to the Bank, as part of the state’s Official Development Assistance, its pro-rata interest in the proceeds of any reallocation of the shares of former Yugoslavia. The Bank accepted the offer.

1	The amount of UA 69,472,550,000 includes: (i) the special capital increase authorized under Resolution B/BG/2019/04 to allow for the subscription by the Republic of Ireland (“Ireland”) (UA 1,340,500,000), (ii) the temporary increase in non-voting callable capital allocated to the Government of Canada (“Canada”) (UA 800,000,000) under Resolution B/BG/2019/09 and (iii) the temporary increase in non-voting callable capital allocated to the Kingdom of Sweden (“Sweden”) (UA 357,000,000) upon the Board of Governor’s approval of Resolution B/BG/EXTRA/2019/01

111

Subscriptions by member countries and their voting power at 31 December 2019 were as follows:

(Amounts in UA thousands)

	Member States	Total Shares	% of Total Shares	Amount Paid	Callable Capital	Number of Votes	% of Total Voting Power
1	Algeria	277,742	4.213	210,860	2,566,550	278,367	4.265
2	Angola	76,224	1.156	49,484	712,772	76,850	1.177
3	Benin	12,574	0.191	8,216	117,532	13,199	0.202
4	Botswana	69,978	1.062	66,935	632,845	70,603	1.082
5	Burkina Faso	26,020	0.395	17,444	242,775	26,645	0.408
6	Burundi	15,526	0.236	11,294	143,966	16,151	0.247
7	Cabo Verde	4,187	0.064	3,598	38,280	4,812	0.074
8	Cameroon	70,581	1.071	45,541	660,281	71,206	1.091
9	Central African Republic	2,730	0.041	1,900	25,412	3,199	0.049
10	Chad	4,061	0.062	2,881	37,740	4,686	0.072
11	Comoros	512	0.008	605	4,526	1,137	0.017
12	Congo	26,322	0.399	17,747	245,490	26,947	0.413
13	Cote d’Ivoire	243,797	3.698	168,320	2,269,670	244,422	3.745
14	Democratic Republic of Congo	84,235	1.278	58,956	783,395	84,860	1.300
15	Djibouti	1,213	0.018	1,517	10,618	1,838	0.028
16	Egypt	368,090	5.584	279,145	3,401,760	368,715	5.649
17	Equatorial Guinea	9,588	0.145	7,969	87,917	10,213	0.156
18	Eritrea	2,003	0.030	2,506	17,522	2,628	0.040
19	Eswatini	7,388	0.112	8,350	65,530	8,013	0.123
20	Ethiopia	103,026	1.563	67,323	962,940	103,651	1.588
21	Gabon	65,385	0.992	56,236	597,628	66,010	1.011
22	Gambia	9,346	0.142	6,239	87,243	9,971	0.153
23	Ghana	139,625	2.118	90,341	1,305,881	140,250	2.149
24	Guinea	26,272	0.399	17,758	244,961	26,897	0.412
25	Guinea Bissau	1,160	0.018	870	10,740	1,785	0.027
26	Kenya	92,973	1.410	61,382	868,350	93,598	1.434
27	Lesotho	3,711	0.056	4,063	33,060	4,336	0.066
28	Liberia	12,530	0.190	8,674	116,637	12,497	0.191
29	Libya	151,875	2.304	134,078	1,384,668	152,500	2.337
30	Madagascar	42,376	0.643	27,722	396,040	43,001	0.659
31	Malawi	14,841	0.225	10,695	137,720	15,466	0.237
32	Mali	28,246	0.428	18,577	263,881	28,871	0.442
33	Mauritania	3,680	0.056	4,196	32,605	4,305	0.066
34	Mauritius	42,316	0.642	32,865	390,230	42,941	0.658
35	Morocco	234,965	3.564	178,650	2,171,000	235,590	3.610
36	Mozambique	40,612	0.616	26,554	379,587	41,237	0.632
37	Namibia	22,459	0.341	17,440	207,150	23,084	0.354
38	Niger	14,537	0.221	10,234	135,142	15,162	0.232
39	Nigeria	610,827	9.266	472,892	5,635,383	611,452	9.369
40	Rwanda	8,596	0.130	5,659	80,303	9,221	0.141
41	São Tomé & Príncipe	4,410	0.067	3,058	41,054	5,035	0.077
42	Senegal	68,260	1.035	44,370	638,241	68,885	1.055
43	Seychelles	1,837	0.028	1,871	16,499	2,462	0.038
44	Sierra Leone	17,027	0.258	11,653	158,631	17,652	0.270
45	Somalia	1,940	0.029	2,427	16,986	2,566	0.039
46	South Africa	330,749	5.017	225,893	3,081,600	331,374	5.077
47	South Sudan	21,410	0.325	1,695	212,410	22,035	0.338
48	Sudan	17,536	0.266	13,791	161,567	18,161	0.278
49	Tanzania	49,742	0.755	33,093	464,337	50,367	0.772
50	Togo	10,361	0.157	8,441	95,171	10,986	0.168
51	Tunisia	91,550	1.389	71,234	844,260	92,175	1.412
52	Uganda	26,991	0.409	18,981	250,947	27,616	0.423
53	Zambia	76,568	1.162	50,821	714,835	77,193	1.183
54	Zimbabwe	113,158	1.717	78,015	1,053,568	113,783	1.743
	Total Regionals	3,803,668	57.701	2,781,059	35,255,836	3,836,606	58.784

Slight differences may occur in totals due to rounding

112

(Amounts in UA thousands)

	Member States	Total Shares	% of Total Shares	Amount Paid	Callable Capital	Number of Votes	% of Total Voting Power
	Total Regionals	3,803,668	57.701	2,781,059	35,255,836	3,836,606	58.784
55	Argentina	5,847	0.089	6,107	52,364	6,472	0.099
56	Austria	29,208	0.443	21,420	270,660	29,833	0.457
57	Belgium	41,998	0.637	30,800	389,180	42,623	0.653
58	Brazil	21,791	0.331	16,970	200,936	22,416	0.343
59	Canada	330,153	5.008	183,391	3,118,140	251,778	3.858
60	China	79,159	1.201	56,665	734,930	79,784	1.222
61	Denmark	76,627	1.162	55,895	710,380	77,252	1.184
62	Finland	31,976	0.485	23,450	296,310	32,601	0.500
63	France	245,672	3.727	180,160	2,276,560	246,297	3.774
64	Germany	271,992	4.126	199,160	2,520,760	272,617	4.177
65	India	18,796	0.285	13,120	174,840	19,421	0.298
66	Italy	158,754	2.408	116,370	1,471,170	159,379	2.442
67	Japan	359,265	5.450	263,470	3,329,180	359,890	5.514
68	Korea	31,459	0.477	22,530	292,060	32,084	0.492
69	Kuwait	29,208	0.443	21,420	270,660	29,833	0.457
70	Luxembourg	13,316	0.202	6,043	127,130	13,941	0.214
71	Netherlands	57,744	0.876	41,555	535,900	58,369	0.894
72	Norway	77,067	1.169	56,075	714,600	77,692	1.190
73	Portugal	15,736	0.239	11,620	145,740	16,361	0.251
74	Saudi Arabia	12,674	0.192	9,300	117,440	13,299	0.204
75	Spain	69,307	1.051	49,630	643,440	69,932	1.071
76	Sweden	138,487	2.101	74,952	1,309,920	103,412	1.584
77	Switzerland	95,930	1.455	70,350	888,950	96,555	1.479
78	Turkey	25,424	0.386	10,356	243,890	26,049	0.399
79	U.K.	117,375	1.781	85,077	1,088,680	118,000	1.808
80	U. S.A.	433,444	6.575	318,225	4,016,219	434,069	6.651
	Total Non-Regionals	2,788,409	42.299	1,944,111	25,940,039	2,689,959	41.216
	Grand Total	6,592,077	100.000	4,725,170	61,195,875	6,526,565	100.000

The subscription position including the distribution of voting rights at 31 December 2019 reflects the differences in the timing of subscription payments by member countries during the allowed subscription payment period for GCI-VI. After the shares have been fully subscribed, the regional and non-regional groups are expected to hold 60 percent and 40 percent voting rights, respectively.

Slight differences may occur in totals due to rounding.

Cumulative Exchange Adjustment on Subscriptions (CEAS)

Prior to the fourth General Capital Increase (GCI-IV), payments on the share capital subscribed by the non-regional member countries were fixed in terms of their national currencies. Under GCI-IV, and subsequent capital increases payments by regional and non-regional members in U.S. Dollars were fixed at an exchange rate of 1 UA = US$ 1.20635. This rate represented the value of the U.S. Dollar to the SDR immediately before the introduction of the basket method of valuing the SDR on 1 July 1974 (1974 SDR). As a result of these practices, losses or gains could arise from converting these currencies to UA when received. Such conversion differences are reported in the Cumulative Exchange Adjustment on Subscriptions account.

At 31 December 2019 and 2018, the Cumulative Exchange Adjustment on Subscriptions was as follows:

(UA thousands)

	2019	2018
Balance at 1 January	156,135	158,035
Net conversion gains on new subscriptions	(7,686)	(1,900)
Balance at 31 December	148,449	156,135

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Reserves

Reserves consist of retained earnings, fair value gains/losses on investments designated at fair value through Other Comprehensive Income, gains/losses on fair-valued borrowings arising from “own credit” and re-measurements of defined liability.

Retained Earnings

Retained earnings include the net income for the year after taking into account transfers approved by the Board of Governors, and net charges recognized directly in equity. Retained earnings also include the transition adjustments resulting from the adoption of new or revised financial reporting standards, where applicable. Earnings include the net income for the year, after taking into account transfers approved by the Board of Governors, and net charges recognized directly in equity. Retained earnings also include the transition adjustments resulting from the adoption of new or revised financial reporting standards, where applicable.

The movements in retained earnings during 2019 and 2018 were as follows:

(UA thousands)
Balance at January 1, 2018	2,995,114
Net income for the current year	41,682
Balance at 31 December 2018	3,036,796

Balance at January 1, 2019	3,036,796
Net income for the current year	52,170
Balance at 31 December 2019	3,088,966

Allocable income

The Bank uses allocable income for making distributions out of its net income. Allocable income excludes unrealized mark-to-market gains and losses associated with instruments not held for trading and adjusted for translation gains and losses.

At 31 December 2019 and 2018, the allocable income was as follows:

(UA thousands)

	2019	2018
Income before Board of Governors’ approved distribution	126,170	124,682
Unrealized losses on borrowings and derivatives	7,150	35,143
Translation gains	(8,132)	(6,405)
Unrealized losses on macro hedge swaps	159	100
Allocable income	125,347	153,520

During the year, the Board of Governors approved the distribution of UA 74.00 million (2018: UA 83.00 million) from income and the surplus account to certain entities for development purposes. With effect from 2006, Board of Governors approved distributions to entities for development purposes are reported as expenses in the Income Statement in the year such distributions are approved.

114

Movement in the surplus account during 2019 and 2018 is as follows:

(UA thousands)
Balance at 1 January 2018	13,442
Allocation from 2017 net income	18,000
Distribution to MIC Technical Assistance Fund	(10,000)
Distribution to Special Relief Fund	(6,000)
Balance at December 31, 2018	15,442
Balance at 1 January 2019	15,442
Allocation from 2018 net income	1,520
Distribution to MIC Technical Assistance Fund	(3,000)
Distribution to Special Relief Fund	(6,000)
Distribution to the NEPAD	(3,000)
Balance at December 31, 2019	4,962

Distributions to entities for development purposes, including those made from the surplus account, for the years ended 31

December 2019 and 2018 were as follows:

(UA thousands)

	2019	2018
African Development Fund (ADF)	35,000	35,000
Post Conflict Assistance – DRC	27,000	32,000
Special Relief Fund	3,000	6,000
MIC Technical Assistance Fund	6,000	10,000
NEPAD	3,000	—
Total	74,000	83,000

Note N – Income from loans and investments and related derivatives

Income from Loans and related derivatives

Income from loans and related derivatives for the year ended 31 December 2019 and 2018 was as follows:

(UA thousands)

	2019	2018
Interest income on loans not impaired	631,472	518,707
Interest income on impaired loans	44,466	101,937
Interest on loan swaps	(32,240)	(36,714)
Commitment charges	28,847	25,814
Trade finance guarantee fees	509	966
Statutory commission	282	275
Sub-total	673,336	610,985
(Charges)/Income on finance guarantee contracts	(23,138)	(14,094)
Total	650,198	596,891

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Income from Investments and Related Derivatives

Income from investments and related derivatives for the year ended 31 December 2019 and 2018 was as follows:

(UA thousands)

	2019	2018
Interest income	250,417	249,722
Realized fair value gains/(losses) on investments	9,681	(14,966)
Unrealized fair value gains on investments	3,097	5.315
Total	263,195	240,071

Total interest income on investments at amortized cost for the year ended 31 December 2019 was UA 94.45 million (2018: UA 96.45 million).

Note O – Borrowing expenses

Interest and Amortized Issuance Costs

Interest and amortized issuance costs on borrowings for the year ended 31 December 2019 and 2018 were as follows:

(UA thousands)

	2019	2018
Charges to bond issuers	523,290	490,014
Amortization of issuance costs	557	(64)
Interest on operating lease	212	—
Total	524,059	489,950

Total interest expense for financial liabilities not at fair value through profit or loss for the year ended 31 December 2019 was UA 36.63 million (2018: UA 27.80 million).

Net Interest on Borrowing-Related Derivatives

Net interest on borrowing-related derivatives for the year ended 31 December 2019 and 2018 was as follows:

(UA thousands)

	2019	2018
Interest on derivatives payable	569,960	488,049
Interest on derivatives receivable	(617,905)	(544,931)
Total	(47,945)	(56,882)

Gains/losses on Borrowings, Related Derivatives and Others:

Gains/losses on borrowings, related derivatives and others for year ended 31 December 2019 and 2018 were as follows:

(UA thousands)

	2019	2018
Losses borrowings, related derivatives and others	(7,150)	(35,143)

The Losses on borrowings, related derivatives and others include the income statement effects of the hedge accounting, consisting of unrealized gain of UA 0.88 million, representing hedge effectiveness and UA 3.48 million of amortization of fair value adjustments on the hedged risk (See Note G).

Valuation adjustment loss in respect of counterparty risk of derivative financial assets (CVA) for the year ended 31 December 2019 amounted to UA 18.79 million (2018: UA 13.75 million), whilst valuation adjustment gain relating to credit risk in derivative financial liabilities (DVA) for the year ended 31 December 2019 was UA 5.74 million (2018: gain UA 29.02 million).

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Note P – Administrative expenses

Total administrative expenses relate to expenses incurred for the operations of the Bank and those incurred on behalf of the ADF and the NTF. The ADF and NTF reimburse the Bank for their share of the total administrative expenses, based on an agreed-upon cost-sharing formula, which is driven by certain selected indicators of operational activity for operational expenses and relative balance sheet size for non-operational expenses. However, the expenses allocated to the NTF shall not exceed 20 percent of the NTF’s gross income.

Administrative expenses comprised the following:

(UA thousands)

	2019	2018
Manpower expenses	335,774	317,452
Other general expenses	78,564	84,709
Total	414,338	402,161
Reimbursable by ADF	(234,179)	(235,746)
Reimbursable by NTF	(821)	(703)
Net	179,338	165,712

* Share of ADB manpower expenses amount - UA 158.24 million (2018: UA 127.21 million)

Included in general administrative expenses is an amount of UA 1.28 million (2018: UA 9.64 million) incurred under operating lease agreements for offices in Côte d’Ivoire and in certain member countries, where the Bank has offices, the short-term leases and leases of low-value not recognized as liabilities. The payments in relation to these are recognized as an expense in profit or loss.

Note Q – Employee benefits

Staff Retirement Plan

The Staff Retirement Plan (SRP), a defined benefit plan established under Board of Governors’ Resolution 05-89 of 30 May 1989, became effective on 31 December 1989, following the termination of the Staff Provident Fund. Every person employed by the Bank on a full-time basis, as defined in the Bank’s employment policies, is eligible to participate in the SRP, upon completion of six months service without interruption of more than 30 days. The SRP is administered as a separate fund by a committee of trustees appointed by the Bank on behalf of its employees.

In November 2004, the Board of Directors of the Bank approved certain revisions to the SRP, including simplification of the calculation of the employee contribution rate, more explicit reference to the Bank’s residual responsibility and rights as the SRP sponsor, changes in survivor child benefits and an increase in the pension accumulation rate from 2 percent to 2.5 percent for each year of service. Also, new participants from the Field Offices of the Bank joined the Plan in 2007. Accordingly, the associated past service costs associated with these changes were reported in the financial statements of respective years.

In 2008, the early retirement provisions and the death benefits to spouses were modified, resulting in a net negative prior service cost of UA 8.12 million, which was immediately recognized. Under the revised SRP, employees contribute at a rate of 9 percent of regular salary. A tax factor included in the basis for the determination of contribution in the previous SRP has been eliminated. The Bank typically contributes twice the employee contribution but may vary such contribution based on the results of annual actuarial valuations.

In 2011, the Board of Directors approved the extension of the mandatory staff retirement age in the Bank from 60 to 62 years effective 1 January 2012. Participants of the Plan as of 11 May 2011 were given up to 31 December 2012 to make the election on either to retire at 60 years with no penalty for early retirement or accept the extension and retire at age 62. The option to retire at age 60 is not available to staff joining the Bank from 1 January 2012, the date of effectiveness of the change. Most of the existing participants opted for the revised retirement age. The impact of the change on the actuarial valuation of SRP was a curtailment of UA 10.90 million and was reported in the financial statements for the year ended 31 December 2011.

During 2015, the Board of Directors approved changes to enhance financial sustainability of the Plan. These changes primarily included review of the commutation of pension as well as benefits applicable for death in retirement.

117

The Hybrid Scheme

On 19th September 2018, the Board of Directors approved changes to the SRP, introducing the hybrid scheme, an alternative pension structure combining the features of a defined benefit (DB) and a defined contribution (DC) scheme to strengthen the Plan’s long-term sustainability, while giving flexibility to members.

The effective date of the hybrid scheme is 1 July 2019. The hybrid scheme is aimed at strengthening the Plan’s long-term financial viability and grants qualifying participants the flexibility to decide where to invest their contributions with the choice to contribute additional voluntary contributions to their personal DC accounts. Qualifying participants in the service of the Bank before the effective date will have the option to join the new hybrid scheme or remain in the current DB scheme. These changes will not affect the acquired pension rights of current plan participants or retirees’ pension benefits. However, qualifying participants joining the plan from the effective date will automatically be enrolled in the new hybrid scheme i.e. the SRP and the newly introduced defined contribution plan.

As at 31 December 2019, none of the participants employed in the service of the Bank before the effective has elected to join the hybrid scheme and there are no indications that this position will change before the option to migrate to the hybrid scheme lapse by 30 June 2020.

The features of the hybrid scheme are stated below:

•	Participants and the Bank will continue to contribute 9 percent and 18 percent of salaries respectively under the hybrid scheme.

•	The Bank’s median salary will be used as the cap and will be reset every three years.

•	Contributions will be split between the DB and the DC at the median salary cap as follows;

a)	Participants earning up to the median salary cap will contribute to the DB scheme and have only DB benefits at retirement; and

b)	Participants with salaries higher than the median salary cap will contribute to the DB up to the median salary and will contribute the excess over the median salary to the DC. In effect, participants under the hybrid scheme will have benefits from both the DB and DC plans at retirement.

•	Participants with the DC plan will have the right to determine where their contributions will be invested and the flexibility to make additional voluntary contributions to their DC accounts.

•	Funds in the DC component will be invested by external fund managers for each participant’s account and related management fees will be deducted directly from each participant’s account.

•	The DB benefits will remain under the administration of the Staff Retirement Plan.

Medical Benefit Plan

The Medical Benefit Plan (MBP) was created under the Board of Directors’ resolution B/BD/2002/17 and F/BD/2002/18 of 17 July 2002 and became effective on 1 January 2003. Under the MBP, all plan members including existing staff or retirees contribute a percentage of their salary or pension while the Bank typically contributes twice the employee contribution but may vary such contribution based on the results of annual actuarial valuations.

Contribution rates by staff members and retirees are based on marital status and number of eligible children. An MBP board, composed of selected officers of the Bank and representatives of retirees and the staff association, oversees the management and activities of the MBP. The contributions from the Bank, staff and retirees are deposited in a trust account. In accordance with the directive establishing the Plan, all Plan members including staff and retirees are eligible as beneficiaries for making claims for medical services provided to them and their recognized dependents.

On 7 January 2015, the Board of Directors approved a new set contribution rates to the MBP for the Bank, active staff and retirees. The new set of rates were with effect from 1 September 2015 and aim at enhancing the long-term financial sustainability of the Plan. The following table summarizes the employee benefit liabilities on the balance sheet relating MBP as at December 31, 2019.

The following table summarizes the employee benefit liabilities on the balance sheet relating to SRP and MBP as at December 31, 2019.

(UA millions)

	Staff Retirement Plan		Medical Benefit Plan		Total
	2019	2018	2019	2018	2019	2018
Balance at January 1	283.24	216.36	165.06	159.96	448.30	376.32
Employee Benefit Liability for the year	16.69	66.88	74.13	5.10	90.82	71.98
Liability on balance sheet at 31 December	299.93	283.24	239.19	165.06	539.12	448.30

118

For the DC component of the hybrid plan, the amount recognized in the income statement from the effective date (1 July 2019) was UA 0.07 million. This amount is included in Other Accounts Payable.

The pension and post-employment medical benefit expenses for 2019 and 2018 for the Bank, the ADF and the NTF combined (the Bank Group) comprised the following:

(UA millions)

	Staff Retirement Plan		Medical Benefit Plan
	2019	2018	2019	2018
Current service cost – gross	66.06	59.73	19.21	14.01
Less: employee contributions	(12.53)	(11.25)	(3.94)	(3.74)
Net current service cost	53.53	48.48	15.27	10.27
Interest cost	28.91	27.25	5.47	4.84
Expected return on plan assets	(21.11)	(21.46)	—	—
Expense for the year	61.33	54.27	20.74	15.11

At 31 December 2019, the Bank had a liability to the SRP amounting to UA 299.93 million (2018: UA 283.24 million) while the Bank’s liability to the post-employment aspect of the MBP amounted to UA 239.19 million (2018: UA 165.05 million). At 31 December 2019 and 2018 the determination of these liabilities is set out below:

(UA millions)

	Staff Retirement Plan		Medical Benefit Plan
	2019	2018	2019	2018
Fair value of plan assets:
Market value of plan assets at beginning of year	711.03	736.17	61.61	53.77
Actual return on assets	128.82	(33.00)	0.69	0.78
Employer’s contribution	25.05	22.50	7.88	7.48
Plan participants’ contribution during the year	12.53	11.25	3.94	3.74
Benefits paid	(28.31)	(25.89)	(4.09)	(4.16)
Market value of plan assets at end of year	849.12	711.03	70.03	61.61

Present value of defined benefit obligation:
Benefit obligation at beginning of year	994.27	952.53	226.67	213.73
Current service cost	53.53	48.49	15.27	10.27
Employee contributions	12.53	11.25	3.94	3.74
Interest cost	28.91	27.25	7.49	6.51
Actual gain/(loss)	88.12	(19.36)		(3.42)
59.94	(3.42)
Benefits paid	(28.31)	(25.89)	(4.09)	(4.16)
Benefit obligation at end of year	1,149.05	994.27	309.22	226.67

Funded status:
Liability recognized on the balance sheet at 31 December, representing excess of benefit over plan asset	(299.93)	(283.24)	(239.19)	(165.05)

There were no unrecognized past service costs at 31 December 2019 and 2018. At 31 December 2019, the cumulative net actuarial losses recognized directly in equity through other comprehensive income for the SRP were UA 333.76 million (2018: losses of UA 353.35 million). The cumulative net actuarial losses recognized directly in equity through other comprehensive income for MBP were UA 102.51 million (2018: losses of UA 41.23 million).

119

The following summarizes the funding status of the SRP at the end of the last five fiscal years:

(UA millions)

	2019	2018	2017	2016	2015
Staff Retirement Plan:
Fair value of Plan assets	849.12	711.03	736.17	604.60	550.50
Present value of defined benefit obligation	(1,149.05)	(994.27)	(952.53)	(886.64)	(679.40)
Deficit funding	(299.93)	(283.24)	(216.36)	(282.04)	(128.90)

Experience adjustments on plan assets	87.80	(19.90)	34.56	3.74	(23.97)
Experience adjustments on plan liabilities	(421.56)	(333.45)	(352.80)	(338.96)	(175.29)
Net	(333.76)	(353.35)	(318.24)	(335.22)	(199.26)

The funding status of the Medical Benefit Plan at the end of the last five fiscal years was as follows:

(UA millions)

	2019	2018	2017	2016	2015
Medical Benefit Plan:
Fair value of Plan assets	70.03	61.61	53.77	45.54	39.13
Present value of defined benefit obligation	(309.22)	(226.67)	(213.73)	(238.65)	(184.77)
Deficit funding	(239.19)	(165.06)	(159.96)	(193.11)	(145.64)

Experience adjustments on plan assets	(9.58)	(8.24)	(7.35)	(6.49)	(5.01)
Experience adjustments on plan liabilities	(92.93)	(32.99)	(36.40)	(82.11)	(45.09)
Net	(102.51)	(41.23)	(43.75)	(88.60)	(50.10)

Assumptions used in the latest available actuarial valuations at 31 December 2019 and 2018 were as follows:

(Percentages)

	Staff Retirement Plan		Medical Benefit Plan
	2019	2018	2019	2018
Discount rate	2.15	2.95	2.35	3.10
Rate of salary increase	3.60	4.00	4.00	4.00
Future pension increase	2.00	2.20	—	—
Health care cost growth rate	—	—	5.25	5.25

The SRP mortality assumptions are based on the Self-Administered Pension Schemes 2008 (SAPS08) tables, specifically referenced from the experience of United Kingdom self-administered pension schemes. Similarly, the MBP mortality assumptions are also based on the Self-Administered Pension Schemes (SAPS) tables, specifically referenced from the experience of United Kingdom occupational schemes. These SAPS tables assume normal health participants and have been updated using Continuous Mortality Investigations (CMI) 2009 projections to factor in future longevity improvements.

The discount rate used in determining the benefit obligation is selected by reference to the long-term year-end rates on AA corporate bonds from the different markets of the five currencies of the SDR.

The medical cost inflation assumption is the rate of increase in the cost of providing medical benefits. This is influenced by a wide variety of factors, such as economic trends, medical developments, and patient utilization. For the purposes of these calculations, the medical cost inflation rate was assumed at 5 percent per annum.

.

The Bank’s obligation and costs for post-retirement medical benefits are highly sensitive to assumptions regarding medical cost inflation.

The average estimated duration of SRP and MBP is 16.0 years and 22.8 years, respectively.

120

The following table shows projected benefit cash flow outgo:

(UA millions)

	2020	2021	2022	2023	2024	2025 to 2028
Cash flow from MBP	4.84	5.13	5.45	5.78	—	34.65
Cash flow from SRP	38.56	38.18	40.13	42.61	45.12	243.47

The following table shows the effects of a one-percentage-point change in the assumed health care cost growth rate for the MBP:

(UA thousands)

	1% Increase		1% Decrease
	2019	2018	2019	2018
Effect on total service and interest cost	8,381	6,800	(6,136)	(4,870)
Effect on post-retirement benefit obligation	94,858	66,793	(71,955)	(51,086)

The following table shows the effect of a one percent point change in the discount rate for the SRP:

(UA thousands)

	1% Increase		1% Decrease
	2019	2018	2019	2018
Effect on total service and interest cost	14,782	12,436	(20,350)	(16,960)
Effect on post-retirement benefit obligation	180,653	151,865	(236,641)	(197,474)

No SRP assets are invested in any of the Bank’s own financial instruments, nor any property occupied by, or other assets used by the Bank. All investments are held in active markets.

The following table presents the weighted-average asset allocation at 31 December 2019 and 2018 for the Staff Retirement Plan:

(UA thousands)

	2019	2018
Debt securities	386,738	341,440
Equity securities	320,770	254,302
Property	118,982	101,287
Total	826,490	697,029

At 31 December 2019 and 2018, the assets of the MBP were invested primarily in short-term deposits and bonds.

The Bank’s estimate of contributions it expects to make to the SRP and the MBP for the year ending 31 December 2020, are UA 71.39 million and UA 29 million, respectively.

Note R – Related parties

The following related parties have been identified:

The Bank makes or guarantees loans to some of its members who are also its shareholders and borrows funds from the capital markets in the territories of some of its shareholders. As a multilateral development institution with membership comprising 54 African states and 26 non-African states (the “regional members” and “non-regional members”, respectively), subscriptions to the capital of the Bank are made by all its members. All the powers of the Bank are vested in the Board of Governors, which consists of the Governors appointed by each member country of the Bank, who exercise the voting power of the appointing member country. Member country subscriptions and voting powers are disclosed in Note M. The Board of Directors, which is composed of twenty (20) Directors elected by the member countries, is responsible for the conduct of the general operations of the Bank, and for this purpose, exercises all the powers delegated to it by the Board of Governors. The Bank also makes or guarantees loans to certain of the agencies of its Regional Member Countries and to public and private enterprises operating within such countries. Such loans are approved by the Board of Directors.

In addition to its ordinary resources, the Bank administers the resources of other entities under special arrangements. In this regard, the Bank administers the resources of the ADF. Furthermore, the Bank administers various special funds and trust funds, which have purposes that are consistent with its objectives of promoting the economic development and social progress

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of its Regional Member Countries. In this connection, the Bank administers the NTF as well as certain multilateral and bilateral donor funds created in the form of grants.

The ADF was established pursuant to an agreement between the Bank and certain countries. The general operation of the ADF is conducted by a 14-member Board of Directors of which 7 members are selected by the Bank. The Bank exercises 50 percent of the voting power in the ADF and the President of the Bank is the ex-officio President of the Fund. To carry out its functions, the ADF utilizes the officers, staff, organization, services and facilities of the Bank, for which it reimburses the Bank based on an agreed cost-sharing formula, driven in large part by the number of programs and projects executed during the year.

The Bank’s investment in the ADF is included in Equity Participations and disclosed in Note J. In addition to the amount reported as equity participation, the Bank periodically makes allocations from its income to the Fund, to further its objectives. Net income allocations by the Bank to ADF are reported as Other Resources in the Fund’s financial statements.

The NTF is a special fund administered by the Bank with resources contributed by the Government of Nigeria. The ADB Board of Directors conducts the general operations of NTF on the basis of the terms of the NTF Agreement and in this regard, the Bank consults with the Government of Nigeria. The NTF also utilizes the offices, staff, organization, services and facilities of the Bank for which it reimburses to the Bank its share of administrative expenses for such utilization. The share of administrative expenses reimbursed to the Bank by both the ADF and NTF is disclosed in Note P.

Grant resources administered by the Bank on behalf of other donors, including its member countries, agencies and other entities are generally restricted for specific uses, which include the co-financing of Bank’s lending projects, debt reduction operations and technical assistance for borrowers including feasibility studies. Details of the outstanding balance on such grant funds at 31 December 2019 and 2018 are disclosed in Note U-5.

The Bank charges fees for managing some of these funds. Management fees received by the Bank for the year ended 31 December 2019 amounted to UA 5.84 million (2018: UA 3.97 million)

The Bank also administers the SRP and MBP. The activities of the SRP and MBP are disclosed in Note Q.

Management Personnel Compensation

Compensation paid to the Bank’s management personnel and executive directors during the year end 31 December 2019, and 2018 was made up as follows:

(UA thousands)

	2019	2018
Salaries	30,936	28,208
Termination and other benefits	7,459	9,461
Contribution to retirement and medical plan	6,731	6,095
Total	45,126	43,764

The Bank may also provide personal loans and advances to its staff, including those in management. Such loans and advances, guaranteed by the terminal benefits payable at the time of departure from the Bank, are granted in accordance with the Bank’s rules and regulations. At 31 December 2019, outstanding balances on loans and advances to management staff amounted to UA 6.97 million (2018: UA 8.13 million).

Note S – Segment reporting

The Bank is a multilateral development finance institution dedicated to the economic and social progress of its regional member states. The Bank’s products and services are similar and are structured and distributed in a fairly uniform manner across borrowers.

Based on the evaluation of the Bank’s operations, management has determined that ADB has only one reportable segment since the Bank does not manage its operations by allocating resources based on a determination of the contribution to net income from individual borrowers.

The products and services from which the Bank derives its revenue are mainly loans, treasury and equity investments.

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External revenue for the years ended 31 December 2019 and 2018 is detailed as follows:

(UA thousands)

	2019	2018
Interest income from loans
Fixed rate loans	585,880	534,450
Variable rate loans	13,601	13,251
Floating rate loans	76,457	72,943
	675,938	620,644
Commitment charges and commissions	6,500	12,961
Interest on loan swaps	(32,240)	(36,714)
Total income from loans	650,198	596,891
Income from investments	263,195	240,071
Income from other debt securities	3	41
Other income	16,603	17,469
Total external revenue	929,999	854,472

Revenues earned from transactions with a single borrower country of the Bank and exceeding 10 percent of the Bank’s revenue for one country amounted to UA 270.96 million for the year ended 31 December 2019 (2018: UA 202.50 million).

The Bank’s development activities are divided into five sub-regions of the continent of Africa for internal management purposes, namely: Central Africa, Eastern Africa, Northern Africa, Southern Africa, and Western Africa. Activities involving more than one single country from the continent of Africa are described as multinational activities. Treasury investment activities are carried out mainly outside the continent of Africa and are therefore not included in the table below. In presenting information on the basis of the above geographical areas, revenue is based on the location of customers.

Geographical information about income from loans for the years ended 31 December 2019 and 2018 is detailed as follows:

(UA thousands)

	Central Africa	Eastern Africa	Northern Africa	Southern Africa	Western Africa	Multinational	Total
2019
Income from sovereign loans	29,579	16,799	110,669	196,924	37,408	273	391,653
Income from non-sovereign loans	6,870	35,779	20,450	81,721	80,145	33,580	258,545
	36,449	52,578	131,119	278,645	117,553	33,853	650,198
2018
Income from sovereign loans	33,270	9,485	96,827	183,592	28,692	51	351,917
Income from non-sovereign loans	4,653	32,698	19,215	71,195	79,524	37,689	244,974
	37,923	42,183	116,042	254,787	108,216	37,740	596,891

As of 31 December 2019, land and buildings owned by the Bank were located primarily at the Bank’s headquarters in Abidjan, Côte d’Ivoire. More than 90 percent of other fixed and intangible assets were located at the regional resource centers in Nairobi, Pretoria and Tunis.

Note T – Approval of financial statements

On March 31, 2020, the Board of Directors authorized these financial statements for issue to the Board of Governors. Due to the COVID-19 Pandemic, the financial statements are expected to be approved by the Board of Governors by postal ballot.

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Note U – Supplementary disclosures

Note U – 1: Exchange rates

The rates used for translating currencies into Units of Account at 31 December 2019 and 2018 were as follows:

		2019	2018
1UA=1SDR=	Algerian Dinar	164.865000	164.60500
	Angolan Kwanza	651.131000	429.20800
	Australian Dollar	1.973550	1.97248
	Botswana Pula	14.698100	14.89070
	Brazilian Real	5.572920	5.38819
	Canadian Dollar	1.804970	1.89153
	Chinese Yuan Renminbi	9.661840	9.53107
	CFA Franc	810.680000	796.48900
	Danish Kroner	9.231560	9.06709
	Egyptian Pound	22.182700	24.91410
	Ethiopian Birr	43.896000	38.88280
	Euro	1.235880	1.21424
	Gambian Dalasi	70.840000	68.52000
	Ghanaian Cedi	7.652170	6.70361
	Guinean Franc	12,968.700000	12,635.10000
	Indian Rupee	98.657300	97.32550
	Japanese Yen	150.894000	154.14100
	Kenyan Shilling	140.798000	141.64700
	Korean Won	1,605.320000	1,559.50000
	Kuwaiti Dinar	0.419070	0.42217
	Libyan Dinar	1.930850	1.93240
	Mauritian Rupee	50.518100	47.64850
	Moroccan Dirham	13.265800	13.30360
	New Zambian Kwacha	19.433300	16.58350
	New Zealand Dollar	2.060530	2.07241
	Nigerian Naira	423.828000	426.28000
	Norwegian Krone	12.168500	12,11060
	Pound Sterling	1.053860	1.09550
	São Tomé Dobra	30.980200	29.74890
	Saudi Arabian Riyal	5.162200	5.21548
	South African Rand	19.445700	20.01680
	Swedish Krona	12.887900	12.47680
	Swiss Franc	1.343620	1.36451
	Tanzanian Shilling	3,157.710000	3,163.27000
	Tunisian Dinar	3.881190	4.16698
	Turkish Lira	8.234300	7.45268
	Ugandan Shilling	5,084.540000	5,177.70000
	United States Dollar	1.382830	1.39079
	Vietnamese Dong	32,019.400000	32,099.40000

No representation is made that any currency held by the Bank can be or could have been converted into any other currency at the cross rates resulting from the rates indicated above.

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Note U – 2: Other development assistance activities

i)	Democratic Republic of Congo (DRC)

In connection with an internationally coordinated effort between the Banks, the International Monetary Fund (the IMF), the World Bank and other bilateral and multilateral donors to assist the Democratic Republic of Congo (DRC) in its reconstruction efforts, the Board of Directors on 26 June 2002, approved an arrears clearance plan for the DRC. Under the arrears clearance plan, contributions received from the donor community were used immediately for partial clearance of the arrears owed by the DRC. The residual amount of DRC’s arrears to the Bank and loan amounts not yet due were consolidated into new contractual receivables, such that the present value of the new loans was equal to the present value of the amounts that were owed under the previous contractual terms. The new loans carry the weighted average interest rate of the old loans. In approving the arrears clearance plan, the Board of Directors considered the following factors: a) the arrears clearance plan is part of an internationally coordinated arrangement for the DRC; b) the magnitude of DRC’s arrears to the Bank ruled out conventional solutions; c) the prolonged armed conflict in the DRC created extensive destruction of physical assets, such that the DRC had almost no capacity for servicing its debt; and d) the proposed package would result in a significant improvement in its repayment capacity, if appropriate supporting measures are taken. Furthermore, there was no automatic linkage between the arrears clearance mechanism and the debt relief that may be subsequently provided on the consolidated facility. In June 2004, the DRC reached its decision point under the Heavily Indebted Poor Countries (HIPC) initiative. Consequently, the consolidated facility has since that date benefited from partial debt service relief under HIPC.

A special account, separate from the assets of the Bank, was established for all contributions towards the DRC arrears clearance plan. Such contributions may include allocations of the net income of the Bank that the Board of Governors may from time to time make to the special account, representing the Bank’s contribution to the arrears clearance plan. The amount of such net income allocation is subject to the approval of the Boards of Governors of the Bank, typically occurring during the annual general meeting of the Bank. Consequently, income recognized on the consolidated DRC loans in current earnings is transferred out of reserves to the special account only after the formal approval of such transfer, in whole or in part, by the Board of Governors of the Bank.

ii)     Post-Conflict Countries Assistance/Transition States Facility

The Post Conflict Countries’ Fund was established as a framework to assist countries emerging from conflict in their efforts towards re-engagement with the donor community in order to reactivate development assistance and help these countries reach the Heavily Indebted Poor Countries (HIPC) decision point to qualify for debt relief after clearing their loan arrears to the Bank Group. The framework entails the setting aside of a pool of resources through a separate facility with allocations from the ADB’s net income, and contributions from the ADF and other private donors.

Resources from the facility are provided on a case-by-case basis to genuine post-conflict countries not yet receiving debt relief to fill financing gaps after maximum effort by the post-conflict country to clear its arrears to the Bank Group. In this connection, the Board of Governors by its Resolution B/BG/2004/07 of 25 May 2004, established the Post-Conflict Countries Facility (PCCF) under the administration of the ADF and approved an allocation of UA 45 million from the 2003 net income of the Bank. The Board of Governors also, by its resolution B/BG/2005/05 of 18 May 2005, approved an additional allocation of UA 30 million from the 2004 net income as the second installment of the Bank’s contribution to the facility and by its resolution B/BG/2006/04 of 17 May 2006, the Board of Governors also approved the third and final installment of the Bank’s allocation of UA 25 million from the 2005 net income. In March 2008, the Board of Directors approved the establishment of the Fragile States Facility (FSF) to take over the activities of the PCCF and in addition provide broader and integrated framework for assistance to eligible states. The purposes of the FSF are to consolidate peace, stabilize economies and lay the foundation for sustainable poverty-reduction and long-term economic growth of the eligible countries. By policy, contributions made by ADB to the PCCF/FSF are not used to clear the debt owed to the Bank by beneficiary countries.

iii)  Heavily Indebted Poor Countries (HIPC) Initiative

The Bank participates in a multilateral initiative for addressing the debt problems of countries identified as HIPCs. Under this initiative, creditors provide debt relief for eligible countries that demonstrate good policy performance over an extended period- to bring their debt burdens to sustainable levels. Under the original HIPC framework, selected loans to eligible beneficiary countries were paid off by the HIPC Trust Fund at a price equivalent to the lower of the net present value of the loans or their nominal values, as calculated using the methodology agreed under the initiatives.

Following the signature of a HIPC debt relief agreement, the relevant loans were paid off at the lower of their net present value or their carrying value. On average, loans in the ADB’s portfolio carry higher interest rates than the present value discount rates applied and therefore the net present value of the loans exceeds the book value. Consequently, affected ADB loans were paid off by the HIPC Trust Fund at book values.

The HIPC initiative was enhanced in 1999 to provide greater, faster and more poverty-focused debt relief. This was achieved by reducing the eligibility criteria for qualification under the initiative and by commencing debt relief much earlier than under the original framework. Under the enhanced framework, where 33 African countries are eligible, the debt relief is delivered

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through annual debt service reductions, as well as the release of up to 80 percent of annual debt service obligations as they come due until the total debt relief is provided. In addition, interim financing between the decision and completion points of up to 40 percent of total debt relief is provided whenever possible within a 15-year horizon.

As at end December 2019, the implementation of the HIPC initiative shows that out of the 33 eligible countries, 30 RMCs have reached their completion points while Chad is still in interim period. Three countries, Somalia, Sudan and Eritrea (pre-point decision) are yet to reach the decision point.

iv) Multilateral Debt Relief Initiative (MDRI)

At the Gleneagles Summit on 8 July 2005, the Group of 8 major industrial countries agreed on a proposal for the ADF, the International Development Association (IDA), and the International Monetary Fund (IMF) to cancel 100 percent of their claims on countries that have reached, or will reach, the completion point under the enhanced HIPC Initiative.

The main objective of the MDRI is to complete the process of debt relief for HIPCs by providing additional resources to help 38 countries worldwide, 33 of which are in Africa, to make progress towards achieving the Millennium Development Goals (MDGs), while simultaneously safeguarding the long-term financing capacity of the ADF and the IDA. The debt cancelation would be delivered by relieving post-completion-point HIPCs’ repayment obligations and adjusting their gross assistance flows downward by the same amount. To maintain the financial integrity of the ADF, donors have committed to make additional contributions to the ADF to match “dollar-for-dollar” the foregone principal and service charge payments.

The MDRI became effective for the ADF on 1 September 2006. As of that date, the ADF wrote down its balance of disbursed and outstanding loans net of HIPC relief by an amount of UA 3.84 billion, with a corresponding decrease as of that date in the ADF’s net assets. Reduction in ADF net assets results in a decrease in the value of the Bank’s investment in the Fund. Subsequent write-down of loan balances is effected as and when other countries reach their HIPC completion point and are declared beneficiaries of MDRI loan cancelation. The reduction in the net asset value of the ADF does not include loans outstanding to MDRI countries that have not reached their HIPC completion points at the end of the year.

Note U – 3: Special funds

Under Article 8 of the Agreement establishing the Bank, the Bank may establish or be entrusted with the administration of special funds.

At 31 December 2019 and 2018, the following funds were held separately from those of the ordinary capital resources of the Bank:

i) The NTF was established under an agreement signed on 26 February 1976 (the Agreement) between the African Development Bank and the Federal Republic of Nigeria. The Agreement stipulates that the NTF shall be in effect for a period of 30 years from the date the Agreement became effective and that the resources of the NTF shall be transferred to the Government of Nigeria upon termination. However, the 30-year sunset period may be extended by mutual agreement between the Bank and the Federal Republic of Nigeria. At the expiry of the initial 30-year period on 25 April 2006, the Bank and the Federal Republic of Nigeria agreed to 2 interim extensions (each for 12 months) to allow for further consultations and an independent evaluation of the NTF.

Following the positive result of the independent evaluation, the NTF Agreement was renewed for a period of ten years starting from 26 April 2008. The initial capital of the NTF was Naira 50 million payable in two equal installments of Naira 25 million each, in freely convertible currencies. The first installment, equivalent to US$ 39.90 million, was received by the Bank on 14 July 1976, and payment of the second installment, equivalent to US$ 39.61 million, was made on 1 February 1977.

During May 1981, the Federal Republic of Nigeria announced the replenishment of the NTF with Naira 50 million. The first installment of Naira 35 million (US$ 52.29 million) was paid on 7 October 1981. The second installment of Naira 8 million (US$ 10.87 million) was received on 4 May 1984. The payment of the third installment of Naira 7 million (US$ 7.38 million) was made on 13 September 1985.

During the year ended 31 December 2014, the Government of the Federal Republic of Nigeria authorized the withdrawal of an amount of US$13 million (UA 8.41 million) from reserves to settle its commitment on the arrears clearance of debt owed by Liberia under the internationally coordinated arrears clearance mechanism for Post Conflict Countries.

During the year ended 31 December 2015, following a request by the Government of Nigeria, on 13 May 2015, a withdrawal of US$ 10 million (UA 7.14 million) was made from the resources of the Fund and paid to the Government of Nigeria.

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The resources of the NTF at 31 December 2019 and 2018 are summarized below:

(UA thousands)

	2019	2018
Contribution received	128,586	128,586
Funds generated (net)	148,403	145,768
Adjustment for translation of currencies	(98,709)	(99,726)
	178,280	174,628
Represented by:
Due from banks	2,439	5,728
Investments	100,760	101,994
Accrued income and charges receivable on loans	1,010	809
Accrued interest on investments	252	318
Other amounts receivable	210	1,133
Loans outstanding	74,798	66,230
	179,469	176,212
Less: Current accounts payable	(1,189	(1,584)
	178,280	174,628

ii) The Special Relief Fund (for African countries affected by drought) was established by Board of Governors’ Resolution 20-74 to assist African countries affected by unpredictable disasters. The purpose of this fund was subsequently expanded in 1991 to include the provision of assistance, on a grant basis, to research institutions whose research objectives in specified fields are likely to facilitate the Bank’s objective of meeting the needs of Regional Member Countries in those fields. The resources of this Fund consist of contributions by the Bank, the ADF and various member states.

The summary statement of the resources and assets of the Special Relief Fund (for African countries affected by drought) as at 31 December 2019 and 2018 follows:

(UA thousands)

	2019	2018
Fund balance	123,411	117,460
Funds generated	6,350	6,304
Funds allocated to Social Dimensions of Structural Adjustment (SDA)	2	2
Less: Relief disbursed	(122,312)	(114,979)
	7,451	8,787
Represented by:
Due from bank	180	641
Investments	7,254	8,153
Accounts receivable/(payable)	17	(7)
	7,451	8,787

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At 31 December 2019, a total of UA 0.72 million (US$ 1.00 million) compared to UA 5.01 million in 2018, had been committed but not yet disbursed under the Special Relief Fund.

iii)  Africa Growing Together Fund (AGTF): Pursuant to the Board of Governors resolution B/BG/2014/06 of 22 May 2014, the agreement establishing the Africa Growing Together Fund was signed between the Bank and the Peoples Bank of China on 22 May 2014 to co-finance alongside the AfDB eligible sovereign and non-sovereign operations. Following the entry into force of the AGTF agreement, an initial contribution of USD 50 million towards the Fund was received by the Bank on 28 November 2014.

The summary statement of the resources and assets of the Africa Growing Together Fund as at 31 December 2019 and 2018 follows:

(UA thousands)

	2019	2018
Contribution received	66,325	48,281
Funds generated (net)	(973)	(631)
	65,352	47,650
Represented by:
Due from bank	7,002	1,672
Investments	8,674	18,449
Loans outstanding	51,876	28,009
Accrued income and charges receivable on loans and investments	1,346	150
Less: Current accounts payable	(3,546)	(630)
	65,352	47,650

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Note U – 4: Trust funds

The Bank has been entrusted, under Resolutions 11-70, 19-74 and 10-85 of the Board of Governors, with the administration of the Mamoun Beheiry Fund, the Arab Oil Fund, and the Special Emergency Assistance Fund for Drought and Famine in Africa. These funds, held separately from those of the ordinary capital resources of the Bank, are maintained and accounted for in specific currencies, which are translated into Units of Account at exchange rates prevailing at the end of the year.

i)  The Mamoun Beheiry Fund was established under Board of Governors’ Resolution 11-70 of 31 October 1970, whereby Mr. Mamoun Beheiry, former President of the Bank, agreed to set up a fund, which could be used by the Bank to reward staff members who had demonstrated outstanding performance in fostering the objectives of the Bank.

ii) The Special Emergency Assistance Fund for Drought and Famine in Africa (SEAF) was established by the 20th Meeting of Heads of State and Governments of member countries of the African Union formerly Organization of African Unity (OAU) held in Addis Ababa, Ethiopia, from 12 to 15 November 1984, under Resolution AHG/Res. 133 (XX), with the objective of giving assistance to African member countries affected by drought and famine.

The financial highlights of these Trust Funds at 31 December 2019 and 2018 are summarized below:

(UA thousands)

	2019	2018
i) Mamoun Beheiry Fund
Contribution	152	152
Income from investments	168	158
	320	310
Less: Prize awarded	(46)	(46)
Gift	(25)	(25)
	249	239
Represented by:
Due from banks	249	239
	249	239

ii) Special Emergency Assistance Fund for Drought and Famine in Africa
Contributions	23,859	23,722
Funds generated	6,317	6,222
	30,176	29,944
Less: Relief disbursed	(26,569)	(26,417)
	3,607	3,527
Represented by:
Due from banks	932	1,394
Investments	2,675	2,133
	3,607	3,527
Total Resources & Assets of Trust Funds	3,856	3,766

Note U – 5: Grants (donor funds)

The Bank administers grants on behalf of donors, including member countries, agencies and other entities. Resources for Grants are restricted for specific uses, which include the co-financing of the Bank’s lending projects, debt reduction operations, technical assistance for borrowers including feasibility studies and project preparation, global and regional programs and research and training programs. These funds are placed in trust and are not included in the assets of the Bank. In accordance with Article 11 of the Agreement establishing the Bank, the accounts of these grants are kept separate from those of the Bank.

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The undisbursed balances of the grant resources at 31 December 2019 and 2018 were as follows:

(UA thousands)

Trust Fund Name	2019	2018
Africa Climate Change Fund	9,314	8,970
Africa Digital Financial Inclusion	5,610	—
Africa Growing Together Fund	15,676	24,499
Africa Integrity Fund	37,428	—
Africa Investment Facility	87,002	—
Africa Renewable Energy Initiative	3,596	4,544
Africa trade Fund	4,000	3,980
Africa Water Facility Fund	29,074	33,486
African Community of practice	591	1,218
African Economic Outlook	58	62
African Energy Leaders Group	377	369
African Legal Support Facility	18,729	19,561
Agriculture fast track fund	10,055	12,324
AMINA	1,600	1,592
Bill and Melinda Gate Foundation TCA	6,316	5,706
Canadian Grant for Technical Assistance	229	217
Chinese Government Fund	242	205
Clean Technology Fund	26,536	27,303
Climate Development	13,532	20,306
Congo Basin Forest Fund	27,944	30,760
EU Africa Infrastructure Trust Fund	8,296	2,674
Fertilizer Financing Mechanism	8,774	9,580
Finland	2,413	2,556
France	554	564
Fund For African Private Sector Assistance (FAPA)	37,100	37,090
Global Agriculture And Food Security Programme (GAFSP)	40,710	32,169
Global Environment Facility	20,809	33,208
Global Strategy to improve Agriculture and Rural Statistics (GARS)	269	407
Governance Trust Fund	704	672
Improving Statistics Food Security Trust Fund (ISFS)	587	886
India	1,858	1,913
Infrastructure Consortium For Africa (ICA)	236	673
Initiative Migration and Development (IMDE)	3,750	3,527
Investment Climate Facility for Africa	1,268	1,261
Italia	4,081	39
Korea Trust Fund	24,408	28,892
Making Finance Work For Africa (MFW4A)	1,008	1,671
MENA Transition Fund	12,328	15,466
Microfinance Trust Fund	637	3,350
Multi-Donor Water Partnership Programme	372	381
Nepad Infrastructure	31,217	30,142
Nigeria Technical Cooperation Fund (NTCF)	3,436	3,860
Norway	47	47
Pagoda Boost Africa	4,311	—
Pagoda Facility for Energy Inclusion	29,037	—
Portuguese Technical Cooperation Trust Fund	—	554
Private Sector Credit Enhancement Facility	187,468	171,666
Programme For Infrastructure Development In Africa (PIDA)	113	116
Rockefeller Foundation	1,577	1,594
Rural Water Supply and Sanitation Initiative	41,312	50,078
SFRD (Great Lakes)	435	425
South South cooperation Trust Fund	512	688
Statistical Capacity Building (SCB)	1,417	2,965
Strategic Climate Fund	30,823	49,120
Sustainable Energy Fund for Africa	51,738	40,241
Swedish Trust Fund for Consultancy Services	75	81
Switzerland Technical Assistance Grant	1,803	2,327
Trust Fund for Countries in Transition	7,610	5,546
Uganda Road Sector Project	2,384	858

United Kingdom	73	70
Urban Municipal Development Fund	3,848	—
Value for Money Sustainability and Accountability Trust Fund	1,110	1,110
Youth Entrepreneurship Innovation Trust Fund	19,054	10,550
Zimbabwe Multi-Donor Trust Fund	10,223	17,460
Others	78	41
Total	897,772	761,620

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MEMBERSHIP OF FRANCE

France became a member on 30 December 1983. As at 31 December 2019, a total number of 245,672 shares (par value UA 10,000 per share) of the capital stock of the Bank has been issued to France. Of this amount of
UA 2,456,720,000, the callable capital portion represented UA 2,276,560,000 and the paid-in capital was UA 180,160,000.

As at 31 December 2019, France was entitled to cast 246,297 votes (3.774 percent) of the total votes of all members. As at that date, France was represented on the Bank’s Board of Governors (the “Board of Governors”) by Mrs. Odile Renaud-Basso as Governor.

MEMBERSHIP OF GERMANY

Germany became a member of the Bank on 18 February 1983. As at 31 December 2019, a total number of 271,992 shares (par value UA 10,000 per share) of the capital stock of the Bank has been issued to Germany. Of this amount of UA 2,719,920,000, the callable capital portion represented UA 2,520,760,000 and the paid-in capital was UA 199,160,000.

As at 31 December 2019, Germany was entitled to cast 272,617 votes (4.177 percent) of the total votes of all members. As at that date, Germany was represented on the Board of Governors by Dr. Maria Flachsbarth as Governor.

MEMBERSHIP OF JAPAN

Japan became a member of the Bank on 3 December 1982. As at 31 December 2019, a total number of 359,265 shares (par value UA 10,000 per share) of the capital stock of the Bank has been issued to Japan. Of this amount of
UA 3,592,650,000, the callable capital portion represented UA 3,329,180,000 and the paid-in capital was UA 263,470,000.

As at 31 December 2019, Japan was entitled to cast 359,890 votes (5.514 percent) of the total votes of all members. As at that date, Japan was represented on the Board of Governors by Mr. Taro Aso as Governor.

MEMBERSHIP OF SWITZERLAND

Switzerland became a member of the Bank on 30 December 1982. As at 31 December 2019, a total number of 95,930 shares (par value UA 10,000 per share) of the capital stock of the Bank has been issued to Switzerland. Of this amount of UA 959,300,000, the callable capital portion represented UA 888,950,000 and the paid-in capital was UA 70,350,000.

As at 31 December 2019, Switzerland was entitled to cast 96,555 votes (1.479 percent) of the total votes of all members. As at that date, Switzerland was represented on the Board of Governors by Mr. Raymund Furrer as Governor.

MEMBERSHIP OF THE UNITED KINGDOM

The United Kingdom became a member of the Bank on 29 April 1983. As at 31 December 2019, a total number of 117,375 shares (par value UA 10,000 per share) of the capital stock of the Bank has been issued to the United Kingdom. Of this amount of UA 1,173,750,000, the callable capital portion represented UA 1,088,680,000 and the paid-in capital was UA 85,070,000.

As at 31 December 2019, the United Kingdom was entitled to cast 118,00 votes (1.808 percent) of the total votes of all members. As at that date, the United Kingdom was represented on the Board of Governors by Mr. Alok Sharma MP as Governor.

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MEMBERSHIP OF THE UNITED STATES OF AMERICA

The United States of America became a member of the Bank on 8 February 1983. As at 31 December 2019, a total number of 433,444 shares (par value UA 10,000 per share) of the capital stock of the Bank has been issued to the United States. Of this amount of UA 4,334,440,000, the callable capital portion represented UA 4,016,220,000 and the paid-in capital was UA 318,220,000.

The General Counsel of the Treasury Department of the United States has rendered an opinion to the effect that the portion of the United States subscription to the callable capital that has been provided for in budgetary and appropriations legislation is an obligation backed by the full faith and credit of the United States, although appropriations by the United States Congress would be required to enable the Secretary of the Treasury to pay any part of the subscription to callable capital if it were called by the Bank.

As at 31 December 2019, the United States was entitled to cast 434,069 votes (6.651 percent) of the total votes of the members. As at that date, the United States of America was represented on the Board of Governors by Mr. Steven T. Mnuchin as Governor.

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